Transforming Huntsman Corporation

February 2022

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in any fund, account or investment vehicle managed by Starboard Value LP (“Starboard”) and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Starboard, and are based on publicly available information with respect to Huntsman Corporation (“Huntsman” or the “Company”). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the company with the Securities and Exchange Commission (“SEC”), and other sources.

Starboard has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Starboard and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

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TABLE OF CONTENTS

1. Executive Summary

Starboard Value's Investment in Huntsman

Starboard Value LP (together with its affiliates, "Starboard" or "we") invested in Huntsman Corporation ("Huntsman" or the "Company") because we believe that with greater oversight from the Board of Directors (the "Board") and management accountability, tremendous value can be created for ALL shareholders.

- Huntsman is a company with **highly attractive assets**, **strong market positions**, **diverse product portfolios**, **innovative chemistries**, and a **difficult-to-replicate manufacturing footprint**.
- Over many years, we believe the Company has engaged in an unfortunate **pattern of promising attractive commitments but ultimately failing to deliver**.
- We believe the Board has also demonstrated **continued poor governance** and has **consistently failed to hold management accountable**.
- As demonstrated by the Company's **significant long-term share price underperformance versus peers**, as well as both the chemicals and broader market indices, we believe the **Company's immense intrinsic potential has not been realized under the current Board and management**.
- We believe **Huntsman needs strong independent board members** who will **demand both improved performance and accountability**, in order to **help drive improved results and shareholder value**.

We believe Huntsman urgently needs strong independent board members who will demand accountability and work to maximize value for ALL shareholders.

For Its Entire History, Huntsman Corporation Has Been Led By a Member of the Huntsman Family

Huntsman was founded as a family-owned business in 1970, became a publicly-traded company in 2005, and throughout its history, has been led by a member of the Huntsman family.

Overview of Key Dates in the History of Huntsman Corporation

- **1970** – Huntsman Corporation is founded by Jon Huntsman, Sr.(1)
- **1983** – Peter Huntsman, son of Jon Huntsman, Sr. joins the Company
- **1994** – Peter Huntsman joins the Company's Board as a director
- **2000** – Peter Huntsman is named CEO
- **2005** – Huntsman Corporation becomes a publicly-traded company
- **2018** – Peter Huntsman becomes Chairman, taking over the position previously held by his father
- **2021** – Starboard files Schedule 13D and publicly engages with the Company

Since 2000, Peter Huntsman has been CEO of the Company, and in 2018, he was also elected Chairman.

Source: Public company filings, press releases, Huntsman company website. (1) Jon Huntsman, Sr. founded Huntsman Container Corporation in 1970, and several other businesses over the subsequent years. All of these businesses were consolidated under Huntsman Corporation beginning in 1996.

The Company Has a Long Track Record of Share Price Underperformance

From February 2005, when CEO Peter Huntsman took the Company public, through Starboard's Schedule 13D filing in September 2021, the Company significantly underperformed its peers, as well as both the chemicals and broader market indices.

Share Price Performance Under the Tenure of Huntsman's Current CEO[(1)]



Indexed Performance (Feb '05 = 100)
1,200
1,000
800
600
400
200
0
Feb-05
Mar-07
Apr-09
May-11
Jun-13
Jul-15
Aug-17
Aug-19
Sep-21
+822%
+642%
+417%
+411%
+80%
~562%
Deficit to Performance Peers
Huntsman
Primary Peers(2)
Performance Peers(2)
S&P Chemicals
S&P 500

Huntsman's long-term shareholders have suffered significant share price underperformance.

Source: CapitalIQ. (1) Returns are adjusted for dividends and measured from February 11, 2005 through September 27, 2021, the last full trading day prior to Starboard's Schedule 13D filing. (2) See glossary in Supplemental Information section for definition. Excludes companies within the Primary Peers and Performance Peers that were not publicly traded for the full measurement period.

Prior to Starboard's Involvement, Huntsman Underperformed Over Nearly Any Other Time Period

Since Peter Huntsman assumed the role of Chairman in 2018 through Starboard's Schedule 13D Filing in September 2021, Huntsman has largely underperformed its peers and the broader market indices.

Summary Shareholder Returns[1]

	Since New Chairman in 2018	3 Year	1 Year
S&P 500 Index	78%	61%	37%
S&P Chemicals Index	43%	41%	29%
Performance Peers	20%	23%	61%
Primary Peers	43%	33%	42%
Huntsman	**(6%)**	**13%**	**35%**
Over / (Underperformance) vs. S&P 500	(84%)	(48%)	(2%)
Over / (Underperformance) vs. S&P Chemicals	(49%)	(28%)	5%
Over / (Underperformance) vs. Performance Peers	(26%)	(10%)	(26%)
Over / (Underperformance) vs. Primary Peers	(49%)	(20%)	(7%)

One-Year Stock Price Performance[1]



Indexed Performance (Sept '20 = 100)
170
150
130
110
90
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
+61%
+42%
+37%
+35%
+29%
Huntsman
Primary Peers
Perf. Peers
S&P Chemicals
S&P 500

Three-Year Stock Price Performance[1]



Indexed Performance (Sept '18 = 100)
175
125
75
25
Sep-18
Sep-19
Sep-20
Sep-21
+61%
+41%
+33%
+23%
+13%
Huntsman
Primary Peers
Perf. Peers
S&P Chemicals
S&P 500

Performance Since Mr. Huntsman as Chairman[1][2]



Indexed Performance (Jan '18 = 100)
190
150
110
70
30
Jan-18
Jan-19
Jan-20
Jan-21
+78%
+43%
+43%
+20%
(6%)
Huntsman
Primary Peers
Perf. Peers
S&P Chemicals
S&P 500

Huntsman's stock price has generally underperformed since Peter Huntsman assumed the role of Chairman.

Source: CapitalIQ. (1) Returns are adjusted for dividends and measured through September 27, 2021, which is the last full trading day prior to Starboard's Schedule 13D filing. For definition of peers, see glossary in Supplemental Information section. For each measurement period, excludes those peers that were not publicly-traded for the full duration. (2) Peter Huntsman became Chairman on January 1, 2018.

Prior to Starboard's Involvement, Huntsman Underperformed Over Nearly Any Other Time Period (cont'd.)

Over the long-term, until Starboard's Schedule 13D filing in September 2021, Huntsman also underperformed its peers and the broader market indices.

Summary Shareholder Returns[1]

	Since IPO	10 Year	5 Year
S&P 500 Index	417%	363%	126%
S&P Chemicals Index	411%	270%	91%
Performance Peers	642%	276%	77%
Primary Peers	822%	323%	129%
Huntsman	**80%**	**254%**	**106%**
Over / (Underperformance) vs. S&P 500	(337%)	(109%)	(20%)
Over / (Underperformance) vs. S&P Chemicals	(330%)	(16%)	15%
Over / (Underperformance) vs. Performance Peers	(561%)	(22%)	29%
Over / (Underperformance) vs. Primary Peers	(742%)	(70%)	(22%)

Five-Year Stock Price Performance[1]



Indexed Performance (Sept '16 = 100)
260
230
200
170
140
110
80
50
Sep-16
Sep-17
Sep-18
Sep-19
Sep-20
Sep-21
+129%
+126%
+106%
+91%
+77%
Huntsman
Primary Peers
Perf. Peers
S&P Chemicals
S&P 500

Ten-Year Stock Price Performance[1]



Indexed Performance (Sept '11 = 100)
500
400
300
200
100
0
Sep-11
Sep-13
Sep-15
Sep-17
Sep-19
Sep-21
+363%
+323%
+276%
+270%
+254%
Huntsman
Primary Peers
Perf. Peers
S&P Chemicals
S&P 500

Stock Price Performance Since IPO[1]



Indexed Performance (Feb '05 = 100)
1,000
750
500
250
0
Feb-05
Feb-08
Feb-11
Feb-14
Feb-17
Feb-20
+822%
+642%
+417%
+411%
+80%
Huntsman
Primary Peers
Perf. Peers
S&P Chemicals
S&P 500

Huntsman's long-term stock price performance has significantly lagged peers, demonstrating the need for improved accountability in the boardroom.

Source: CapitalIQ. (1) Returns are adjusted for dividends and measured through September 27, 2021, which is the last full trading day prior to Starboard's Schedule 13D filing. For definition of peers, see glossary in Supplemental Information section. For each measurement period, excludes those peers that were not publicly-traded for the full duration.

We Believe There Are a Number of Reasons for the Company's Consistent Stock Price Underperformance

We believe the Company's stock price underperformance versus both peers and the broader market indices is due to consistently poor financial performance, a lack of credibility from repeatedly failing to deliver on commitments to shareholders, and a history of problematic governance that fails to demand accountability.

We Believe There Are a Number of Reasons for Huntsman's Long Track Record of Stock Price Underperformance

Poor financial performance, including lagging profitability versus peers that has worsened over time

Track record of failing to deliver on promises made to shareholders at three consecutive Investor Days

History of problematic governance and lack of accountability

We believe there are a number of reasons for Huntsman's significant share price underperformance versus both peers and broader market indices.

Source: Public company filings, presentations, and transcripts.

We Believe the Company's Stock Price Underperformance Is Due to Lagging Profitability Versus Peers That Has Worsened Over Time

The Company's profitability has not meaningfully improved since its IPO and continues to trail the profitability of both Performance and Primary Peers.

Historical Adjusted EBITDA Margin – Huntsman vs. Peers(1)(2)

Average EBITDA Margin

	Huntsman	Primary Peers	Delta to Primary Peers	Perf. Peers	Delta to Perf. Peers
Since IPO	11%	16%	(5%)	18%	(7%)
2012 - 2021 (10-Year)	13%	18%	(5%)	20%	(7%)
2017 - 2021 (5-Year)	13%	19%	(6%)	21%	(8%)
2019 - 2021 (3-Year)	13%	19%	(6%)	21%	(9%)

Huntsman's margin deficit versus peers has **WORSENED** over time



Adjusted EBITDA Margin
25%
20%
15%
10%
5%
0%
~500bps DEFICIT
~900bps DEFICIT
11%
10%
9%
6%
7%
9%
11%
12%
11%
12%
12%
12%
14%
15%
12%
11%
15%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017(3)
2018(3)
2019
2020
2021
Huntsman
Average of Primary Peers(4)
Average of Performance Peers(4)

The Adjusted EBITDA margin gap between Huntsman and its peers has continued to widen over time.

See Section 3 for additional detail. Source: Public company filings, presentations, and transcripts. (1) Adjusted EBITDA margins reflect figures as reported in each fiscal year, and is not pro forma for acquisitions and divestitures made in subsequent periods. To the extent Adjusted EBITDA is not a reported metric, we have assumed Adjusted EBITDA equals Adjusted EBIT plus depreciation & amortization. (2) We calculate Adjusted EBITDA to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Excludes $125 million in 2017 and $80 million in 2018 from both revenue and EBITDA related to one-time favorable commodity price spikes as disclosed by the Company. (4) See Glossary in Supplemental Information section for definition.

This Past Year, the Company's Profitability Remains One of the Worst Among Peers

The Company describes 2021 financial results as being the best in the Company's history, yet Adjusted EBITDA margins remain one of the worst among peers.

2021 Adjusted EBITDA Margin – Huntsman vs. Performance and Primary Peers[1][2]


2021 Sales: ($bn)
$8.5
$3.3
$2.1
$55.0
$10.5
$17.5(3)(4)
$4.7(3)(5)
$1.9(3)
$8.5
$3.3
$8.3(3)(4)
Primary Peer Average: 24%
Perf. Peer Average: 20%
30%
26%
23%
21%
21%
20%
17%
15%
15%
14%
14%
Celanese
ALBEMARLE
Ashland
always solving
DOW
EASTMAN
covestro
CLARIANT
KRATON
HUNTSMAN
H.B. Fuller
Connecting what matters.
LANXESS
Denotes Primary Peers
(A Subset of Performance Peers)
Worst among Primary Peers

Huntsman operates at a significant Adjusted EBITDA margin deficit to its peers.

See Section 3 for additional detail. Source: Public company filings. (1) See Glossary in Supplemental Information section for definition of peers. (2) Adjusted EBITDA is calculated to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Financials based on consensus estimates as Company has not yet reported full year 2021 results. (4) EUR-to-USD conversion of 1.13-to-1.00. (5) CHF-to-USD conversion of 1.09:1.00.

We Believe the Company's Stock Price Underperformance Is Also Due to Its Long Track Record of Missed Promises

Prior to hosting its 2021 Investor Day, the Company had made financial commitments to shareholders at three consecutive investor days (2014, 2016, and 2018) and failed to deliver on all three targets.

Summary of Past Investor Day Commitments and Actual Results

Investor Day	Commitment	Achieved?
March 2014	Achieve $2.0 billion of Adjusted EBITDA over the next 2 – 3 years.	FAILED
March 2016	Achieve $1.3 billion of Adjusted EBITDA in the core business by 2017.	FAILED
May 2018	Improve share price to ~$60 per share by 2020.(1)	FAILED

The Company failed to deliver on financial commitments from three consecutive investor days.

See Section 4 for additional detail. Source: Public company filings, presentations, and transcripts, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

At the 2014 Investor Day, the Company Made Promises to Improve Profitability and Failed

At the 2014 Investor Day, the Company targeted achieving $2.0 billion of Adjusted EBITDA by 2016, and not only FAILED to achieve its initial target, but Adjusted EBITDA actually declined in each year following 2014, meaning the Company made no progress towards its goal.

Company Expectations (2014 Investor Day)


Near Term Earnings Target
Well Positioned Portfolio With Meaningful Upside To Earnings
Adjusted EBITDA in millions
$1.2B
$111
$16
$131
$403
$740
$(188)
2013
~$115
~$60
~$45
~$100
~$135
~$(10)
$2.0B
$350
$225
$75
$175
$500
$875
$(200)
2-3 Years
ROC Performance Additives & TiO2
Pigments
Strong #2 global player in TiO2 and color pigments
Feedstock advantaged to TiO2 cycle
Sufficient critical mass for optionality
Textile Effects
Technologically superior product offering
Advanced Materials
Attractive aerospace exposure (~30% of Adj. EBITDA)
Performance Products
Improving amines margins
Investing in amines growth and feedstock advantaged intermediates
Polyurethanes
Continued 7-8% MDI demand growth
High RONA PO/MTBE business
Corporate & Other
10
HUNTSMAN
Company Overview

Actual Results Significantly Below Expectations

($ in millions)


44% BELOW Target
$2,000
$1,495
25% Decline
$1,221
$1,127
FY 2016 Target
(2014 Investor Day)
2014(1)
2015
2016
Actual Results

The Company made no progress towards its $2.0 billion Adjusted EBITDA target between 2014 and 2016.

See Section 4 for additional detail. Source: Public company filings and presentations. (1) Pro forma for acquisition of Rockwood's Performance Additives and Titanium Dioxide business, Adjusted EBITDA reflects contribution from the Rockwood asset as if it had been acquired on January 1, 2014.

STARBOARD VALUE®

At the 2016 Investor Day, the Company Made Promises to Improve Profitability and Failed Again

At the 2016 Investor Day, the Company appeared confident its core business would generate $1.3 billion of Adjusted EBITDA by 2017, and again FAILED to deliver on its commitment.

Company Expectations (2016 Investor Day)



2017
Normalized
HUN
(excl. Pgmts & Add.)
Pigments & Additives
Pigments & Additives
~$175
~$400
~$1,300
The Company seemed confident it would achieve $1.3 billion of Adjusted EBITDA in its core business, but was less certain regarding outcomes for its TiO2 business

Actual Results For Core Business Below Expectations



($ in millions)
Sale of European Surfactants Business(1)
$28
11% BELOW target
$1,259
$125
Non-Recurring Commodity Price Spike
$1,300
$1,272
$1,139
$969
$1,134
Normalized Adj. EBITDA for Core Business
FY 2017 (2016 Investor Day Target)
PF FY 2017 (2016 Investor Day Target)
2015(2)
2016(2)
2017
Actual Results

"…**we benefited this past quarter from a continued spike in our component MDI.** We said in our third quarter call that we believe we benefited by approximately $40 million of extra margin due to this temporary spike…We believe that the fourth quarter benefited by approximately $85 million due to these constraints. **We believe that these one-off conditions will abate**…"

Peter Huntsman, Chairman, President & CEO
February 2018

Huntsman also failed to achieve its 2016 Investor Day Adjusted EBITDA target.

See Section 4 for additional detail. Source: Public company filings, transcripts, and presentations. (1) Huntsman sold its European differentiated surfactants business to Innospec on December 30, 2016. The business contributed $28 million of EBITDA in 2016 per the Company's Q4 2017 8-K filing, which is calculated as the difference between Adjusted EBITDA and pro forma Adjusted EBITDA as disclosed on page 6 of the filing. As a result, because the Company's $1,300 million Adjusted EBITDA target had been set before the divestiture of the European differentiated surfactants business, we reduce the target by $28 million. (2) Pro forma for spin-off of Pigments business and sale of European differentiated surfactants business.

Starboard Value

In January 2018, Peter Huntsman Succeeded His Father as Chairman of the Company

Peter Huntsman succeeded his father as Chairman, while retaining his position as President and CEO. Shortly thereafter, the Company hosted an Investor Day with the tagline "The New Huntsman."

The Company Announces "The New Huntsman" After Electing Peter Huntsman as Chairman



HUNTSMAN
Enriching lives through innovation
Investor Day
The New Huntsman
May 23, 2018

Beginning in January 2018, leadership of both the Board and management team was consolidated with Peter Huntsman, and shortly thereafter, the Company declared itself as "The New Huntsman".

Source: Public company filings and press releases.

Shortly Thereafter, Huntsman Made Even More Promises to Shareholders at the 2018 Investor Day and Failed Yet Again

Shortly after Peter Huntsman's appointment as Chairman, the Company hosted its 2018 Investor Day, and expressed confidence that it could improve its share price to ~$60 per share by 2020. The Company ultimately FAILED to deliver on its commitment.(1)

2018 Investor Day Goal	Improve Share Price to ~$60 per Share by 2020(1)	FAILED

Value Creation Lever	Description	Per Share Impact	Result?
A Grow Adjusted EBITDA	The Company targeted a 10% CAGR from 2017 through 2020	~$11 / share	FAILED
B Monetize Remaining Stake in Venator Materials PLC ("Venator")	In 2017, Huntsman spun-off its TiO2 business into a separately-traded public company named Venator, but retained a 53% stake in the entity estimated to be worth ~$1 billion	~$4 / share	FAILED
C Generate Free Cash Flow	Generate $1.7 billion of cumulative free cash flow between 2018 and 2020	~$5 / share	FAILED
D Multiple Re-Rating	The Company believed that executing on the above three value creation levers would help Huntsman improve its valuation multiple	~$7 / share	FAILED

Huntsman failed to achieve its 2018 Investor Day share price improvement goal.

See Section 4 for additional detail. Source: Public company filings, presentations, and transcripts, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

A The Company Failed to Achieve Its Adjusted EBITDA Target

Prior to the 2020 global pandemic, Wall Street consensus estimated Adjusted EBITDA to be $895 million in 2020, which was 30% below the Company's initial 2018 Investor Day target.

Adjusted EBITDA vs. 2018 Investor Day Target(1)



($ in millions)
Wall Street analysts estimated Adjusted EBITDA would be 30% BELOW the Company's initial 2018 Investor Day target even before the global pandemic(2)
$1,284
Non-Recurring Commodity Price Spike(3)
Normalized Adj. EBITDA
$1,040
$125
$915
$1,161
$80
$1,081
$846
$895
$647
Investor Day Adj. EBITDA Target For FY 2020(2)
2017
2018
2019
2020 Consensus Est. at Dec 31, 2019 (Pre-COVID)
2020 Actual

Even prior to the global pandemic, Wall Street analysts believed the Company would significantly miss its 2018 Investor Day commitment to grow Adjusted EBITDA at a 10% CAGR through 2020.

See Section 4 for additional detail. Source: CapitalIQ, Public company filings and presentations. (1) Adjusted EBITDA pro forma for the sale of Huntsman's Chemical Intermediates business. (2) 2020 target calculated by taking 2017 Adjusted EBITDA pro forma for the sale of Chemical Intermediates (i.e. $1,040 million) then adjusting for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day presentation, which results in pro forma 2017 Adjusted EBITDA of $965 million. We then apply a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation. (3) $125 million commodity price spike in 2017 per page 4 of the Company's Q4 2017 earnings presentation. $80 million commodity price spike in 2018 per Q1 to Q3 2018 earnings presentations.

B Huntsman Sold Its Venator Stake For ONLY $140 Million, $860 Million LESS Than What Had Been Promised(1)

The Company's ownership in Venator was liquidated at a fraction of the value that had been previously communicated to shareholders at Huntsman's 2018 Investor Day.

In 2018, the Company committed to monetizing its 53% stake in Venator for AT LEAST $1.0 billion…

"So again, I know that some are very anxious that we hold those shares. Others, very anxious that we sell those shares or swap those shares and so forth. **We've got a very close handle on that, and it is our objective to be able to monetize those shares this year and. And to bring in another, at least, $1 billion into the company and into the cash flow of the company.**"

Peter Huntsman, Chairman, President & CEO
May 2018

…Unfortunately, the Company ultimately sold its stake in Venator for just ~$140 million(1)

Huntsman Agrees to Sell its Remaining Interest in Venator Materials PLC

August 28, 2020 5:16pm EDT Download as PDF

THE WOODLANDS, Texas, Aug. 28, 2020 /PRNewswire/ -- Huntsman Corporation (NYSE: HUN) announced today that it has entered into a definitive agreement with funds advised by SK Capital Partners, LP to sell approximately 42.5 million of the shares it holds in Venator Materials PLC for a cash purchase price of approximately $100 million, including a 30-month option for the sale of the remaining approximate 9.5 million shares it holds at $2.15 per share. The transaction is subject to regulatory approvals and is expected to close near year-end.

Huntsman sold its remaining stake in Venator for only $140 million, which was $860 million LESS than what shareholders had been promised in 2018.(1)

See Section 4 and Supplemental Materials Part B for additional detail. Source: Public company filings, presentations, and transcripts. (1) $140 million calculated as $100 million cash payment from SK Capital, plus $20 million assuming SK Capital exercises its call options for 9.5 million shares at $2.15 per share, plus $20 million in sale process from Huntsman's 4% Venator stake sold December 3, 2018 in order to deconsolidate the business.

B The Company Disposed of Venator at "Fire Sale" Prices After Refusing for Years to Sell at Significantly Higher Prices

In August 2017, Huntsman IPO'd its TiO2 business, Venator, into a publicly-traded entity while retaining a 53% stake, which the Company committed to monetizing for over $1.0 billion.

Venator Historical Stock Price Chart(1)



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Aug-17
Feb-18
Aug-18
Feb-19
Aug-19
Feb-20
Aug-20
Feb-21
Aug-21
Feb-22
$2.25
May 23, 2018
($18.42/share)
Makes commitment at Investor Day to monetize remaining 53% stake in Venator for over $1.0 billion
May 16, 2019
($5.07/share)
Comments at investor conference that Huntsman won't sell shares of Venator until its stock price is "significantly higher"
August 28, 2020
($1.99/share)
Announces sale of its remaining ownership to SK Capital for $100 million (i.e. ~$2.15 per share) with a 30-month option for SK Capital to purchase Huntsman's remaining shares in Venator for ~$20 million (i.e. $2.15 per share)(3)
December 3, 2018
($5.28/share)
Sells 4% stake in Venator for $19 million and deconsolidates from Huntsman financials
Huntsman monetized 4% of its Venator shares in 2019 in order to deconsolidate Venator results, but the lion's share was sold at significantly lower prices
August 7, 2018
($12.87/share)
Comments at investor conference that Huntsman will not "fire sale" Venator shares

Huntsman committed to monetizing its Venator stake for over $1.0 billion, but ultimately received less than 15% of that amount after conducting a "fire sale" in 2020.(2)

See Section 4 and Supplemental Materials Part B for additional detail. Source: CapitalIQ, public company filings, transcripts, and press releases. (1) Stock price shown from August 3, 2017, the date of Venator's IPO, through February 25, 2022. (2) Huntsman received only $140 million for its Venator stake. $140 million calculated as $100 million cash payment from SK Capital, plus $20 million assuming SK Capital exercises its call options for 9.5 million shares at $2.15 per share, plus $20 million in sale process from Huntsman's 4% Venator stake sold December 3, 2018 in order to deconsolidate the business. (3) The $100 million SK Capital paid to Huntsman on August 28, 2020 was divided into two parts, ~$91 million for 42.4 million shares, and $8 million for the option to purchase Huntsman's remaining stake at $2.15 per share. As a result, while SK Capital paid ~$100 million to Huntsman, the per share value paid for the 42.4 million shares transacted is $2.15 per share.

C The Company Failed to Achieve Its Cumulative Free Cash Flow Target

The Company failed to fulfill its commitment to generate $1.7 billion of cumulative free cash flow ("FCF") between 2018 and 2020.

2018 – 2020 Cumulative Free Cash Flow(1)



($ in millions)
Cumulative free cash flow was ~11% BELOW the 2018 Investor Day target
$1,700
$1,521
2018 Investor Day Target for Cumulative FCF Generation
Actual '18 - '20 Cumulative FCF Generated

The Company failed to achieve its $1.7 billion cumulative free cash flow target, demonstrating yet another failed commitment to shareholders.

See Section 4 for additional detail. Source: Public company filings and press releases. (1) FY 2018, FY 2019, and FY 2020 free cash flow per the Company's 2019, 2020, and 2021 proxy filings, respectively, which includes contributions from discontinued operations.

D The Company Failed to Improve Its Valuation Multiple

The Company's average valuation multiple has remained largely stagnant since its 2018 Investor Day.

Huntsman Adjusted EBITDA Valuation Multiple vs. Peers(1)(2)



COVID Impact (Peak multiple on trough Adj. EBITDA)
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
2.9x Deficit
May-18
Dec-18
Jun-19
Jan-20
Jul-20
Feb-21
Sep-21
8.4x
8.2x
5.7x
2.7x Deficit to Performance Peers
Huntsman(3)
Median of Primary Peers(4)
Median of Performance Peers(4)

The Company's valuation multiple versus peers has also FAILED to improve

Normalizing for COVID, Huntsman's valuation multiple has largely remained stagnant since 2018.

See Section 4 for additional detail. Source: CapitalIQ, Public company filings. (1) Enterprise value defined as Market Cap plus Total Debt plus Minority Interest less Total Cash. (2) Measured from May 23, 2018, through September 27, 2021, the date of Starboard's Schedule 13D filing. (3) After October 11, 2019, consensus Adjusted EBITDA estimates removed contributions from the Company's Chemical Intermediates business to mirror the Company's reporting of Chemical Intermediates in discontinued operations. In addition, between January 9, 2020, when the sale of Chemical Intermediates was completed, and April 30, 2020, the last trading day before Q1 2020 earnings were reported, the cash balance used to calculate enterprise value did not reflect cash received from completion of the sale. As such, we adjust enterprise value between October 1, 2019 and April 30, 2020 to assume $1.6 billion of net proceeds from the sale of Chemical Intermediates had already been received in order to place enterprise value and consensus Adjusted EBITDA on an apples-to-apples basis.(4) See Glossary in Supplemental Information section for definition.

Not Surprisingly, Huntsman Failed to Improve Its Share Price to ~$60 per Share(1)

Between the 2018 Investor Day and December 31, 2020, the Company's share price not only failed to achieve management's ~$60 per share price target, but actually declined by 21%.(1)(2)

Huntsman Historical Share Price From 2018 Investor Day Through Starboard's Schedule 13D Filing(2)



2018 Investor Day Target: ~$60 per Share(1)
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
May-18
Oct-18
Feb-19
Jul-19
Nov-19
Mar-20
Aug-20
Dec-20
May-21
Sep-21
Day Prior to 2018 Investor Day: $32.02
~25% DECLINE From 2018 Investor Day to December 31, 2019
December 31, 2019 (Pre-COVID): $24.16
~57% BELOW Target and 21% BELOW Price at 2018 Investor Day
9-Months Later Still ~52% BELOW Target and 12% BELOW Price at 2018 Investor Day
$28.07
December 31, 2020 "Target Date": $25.14

The Company's share price declined significantly in the years following the 2018 Investor Day.

See Section 4 for additional detail. Source: CapitalIQ, Public company filings. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020. (2) Stock price shown from May 22, 2018, the day before the Company's 2018 Investor Day through September 27, 2021, the last trading day before Starboard's Schedule 13D filing.

We Believe Huntsman's Track Record of Missed Promises Has Caused the Company's Stock Price Underperformance

Prior to hosting its 2021 Investor Day, the Company had presented Adjusted EBITDA targets to shareholders at three consecutive investor days (2014, 2016, and 2018), and failed to deliver on all three targets.

2014 Investor Day Target

($ in millions)



$2,000
44%
BELOW
Target
$1,127
Investor Day Adj. EBITDA Target
2016 Actual Adj. EBITDA

The Company targeted $2.0 billion of Adjusted EBITDA over 2 – 3 years, and MISSED its target by 44%

2016 Investor Day Target(1)

($ in millions)



11%
BELOW
Target
$1,259
$125
MDI Price Spike
$1,272
$1,134
Core EBITDA
Investor Day Adj. EBITDA Target (Core Business)
2017 Actual

Normalized for a one-time favorable commodity price spike, the Company would have MISSED its target by 11%

2018 Investor Day Target(2)

($ in millions)



30%
BELOW
Target
$1,284
$895
Investor Day Adj. EBITDA Target (10% CAGR)
2020 Consensus Adj. EBITDA at December 31, 2019

Even prior to COVID in 2020, it seemed clear that the Company would again MISS its target

The Company failed to deliver on Adjusted EBITDA commitments from three consecutive investor days.

See Section 4 for additional detail. Source: Public company filings, transcripts, and presentations. (1) Huntsman sold its European differentiated surfactants business to Innospec on December 30, 2016. The business contributed $28 million of EBITDA in 2016 per the Company's Q4 2017 8-K filing, which is calculated as the difference between Adjusted EBITDA and pro forma Adjusted EBITDA as disclosed on page 6 of the filing. As a result, because the Company $1,300 million Adjusted EBITDA target had been set before the divestiture of the European differentiated surfactants business, we reduce the target by $28 million. (2) 2020 target calculated by taking 2017 Adjusted EBITDA pro forma for the sale of Chemical Intermediates (i.e. $1,040 million) then adjusting for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day presentation, which results in pro forma 2017 Adjusted EBITDA of $965 million. We then apply a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation.

We Are Extremely Concerned That Management's Bonus Targets Were Set Lower Than the Company's External Promises

The Board has consistently set Adjusted EBITDA targets, management's primary annual cash bonus metric, well below targets that the Company had communicated to shareholders at its various investor days.

Investor Day Adjusted EBITDA Target versus Annual Cash Bonus Target

($ in millions)



2014 Investor Day
Investor Day Target
$2,000
Adj. EBITDA Target for Management Bonus
$1,415
$1,264
2014 Investor Day Adj. EBITDA Target for 2016
FY 2015 Board Target
FY 2016 Board Target



2016 Investor Day
Investor Day Target
$1,672
TiO2(2)
$400
Core(1) Business
$1,272
Adj. EBITDA Target for Management Bonus (Core + TiO2)
$1,264
$1,242
2016 Investor Day Adj. EBITDA Target for 2017
FY 2016 Board Target
FY 2017 Board Target



2018 Investor Day
Investor Day Target
$1,284
Adj. EBITDA Target for Management Bonus
$916
2018 Investor Day Adj. EBITDA Target for 2020(3)
FY 2020 Board Target Set Pre-COVID

Compensation goals DECLINING and BELOW Investor Day Target

Compensation goals DECLINING and BELOW Investor Day Target

Compensation goal BELOW Investor Day Target

The Board has failed to hold management accountable for the Company's promises to shareholders.

See Section 6 for additional detail. Source: Public company filings. (1) Huntsman sold its European differentiated surfactants business to Innospec on December 30, 2016. The business contributed $28 million of EBITDA in 2016 per the Company's Q4 2017 8-K filing, which is calculated as the difference between Adjusted EBITDA and pro forma Adjusted EBITDA as disclosed on page 6 of the filing. As a result, because the Company $1,300 million Adjusted EBITDA target had been set before the divestiture of the European differentiated surfactants business, we reduce the target by $28 million. (2) Shows 2017 "Normalized" TiO2 Adjusted EBITDA target per the 2016 Investor Day. (3) 2020 target calculated by taking 2017 Adjusted EBITDA pro forma for the sale of Chemical Intermediates (i.e. $1,040 million) then adjusting for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day presentation, which results in pro forma 2017 Adjusted EBITDA of $965 million. We then apply a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation.

STARBOARD VALUE

The Huntsman Board Was the Only One Among Proxy Peers That Reduced Annual Cash Bonus Targets in 2020

Not only did the Board choose to reduce management's Adjusted EBITDA target by 41%, but Huntsman was the only company among Proxy Peers to make such a reduction.

2020 Corporate Adj. EBITDA Target



($ in millions)
$916
$544
The Board reduced targets by 41% in the MIDDLE of the year!
Original
Revised In July 2020

No Proxy Peers Reduced Compensation Targets

	Maintained Annual Bonus Targets During COVID?
APD(1)	✓
AVY	✓
CC	✓
CE(2)	✓
ECL(3)	✓
EMN	✓
LYB	✓
MOS	✓
OLN	✓
PPG(4)	✓
RPM(5)	✓
SEE	✓
SHW	✓
WLK	✓
HUN	✗

In contrast to its Proxy Peers, Huntsman not only revised full year 2020 short-term compensation targets, but did so after more than half the year had been completed.

See Section 6 for additional detail. Source: Public company filings. (1) Included a material COVID-related adjustment to EPS actuals when determining performance against compensation operating targets in FY20 (fiscal year ended 9/30). (2) Targets were not revised, but payout percentage was increased after considering strategic priorities and objectives in light of the pandemic. (3) Disclosed that in February 2020, the Board intended to revise targets following the close of its ChampionX acquisition. ChampionX closed in June 2020, at which point targets were reset to account for the inclusion of ChampionX in the Company's results. (4) Targets approved in April 2020. (5) Fiscal year ended May 30, 2021.

If Not for the Board's 2020 Mid-Year Target Revision, Management Would Not Have Received an Annual Cash Bonus

Had the Board not meaningfully lowered management's annual cash bonus targets in 2020, management would have likely not been eligible for annual cash bonus awards.

Board's Annual Cash Bonus Compensation Philosophy (2021 Proxy Statement)

> The revised performance goals were set at aggressive levels that reflected our realistic expectations at the height of the COVID-19 pandemic. Achievement levels between threshold and target result in payouts from 0% to 100% of target awards. Achievement levels between target and maximum result in payouts from 100% to 200% of target awards. If we achieve corporate adjusted EBITDA of less than 85% of target, the payout for all other components may be capped at target. If corporate adjusted EBITDA is less than 75% of target, the threshold goal, then payment of any other component of the award would be at the discretion of our CEO and the Compensation Committee. The Compensation Committee believes that requiring a minimum adjusted EBITDA threshold be met to receive any payment with respect to the annual cash performance awards both aligns executives' interests with those of stockholders and prevents excessive annual cash performance award payments in times when our financial performance fails to meet our expectations.

The Board clearly states that management is not entitled to any annual cash bonus if Adjusted EBITDA is below 75% of target (i.e. threshold)

Adjusted EBITDA – Actual vs. Annual Cash Bonus Target

($ in millions)



$916
$687
$544
$647
Actual FY 2020 Adjusted EBITDA was 6% below threshold, which should have resulted in NO annual cash bonus payment if targets had not been revised
Original Target
75% of Original Target (Threshold)
Revised Target
Actual 2020 Adj. EBITDA

The Board's reduced targets allowed management to collect annual cash bonuses despite the Company's continued poor performance.

See Section 6 for additional detail. Source: Public company filings.

We Believe Years of Missed Promises Were Enabled By An Interconnected Board that Failed to Provide Accountability

Prior to Starboard's engagement with the Company, the Board consistently overlooked multiple significant director interlocks and personal relationships that we believe resulted in a lack of true independence.



Dr. Mary Beckerle
Director Since 2011

CEO of the Huntsman Cancer Institute ("HCI") which has received substantial funding from both the Huntsman Family and the Company



Nolan Archibald
(2005 – 2022)

Served on the same Board and co-owns Red Ledges, a luxury golf development, with Mr. Burns



M. Anthony Burns
(2010 – 2022)

"Old friend" of the Huntsman family, in addition to numerous conflicts with Mr. Archibald(1)



Peter Huntsman
Director Since 1994

Served together on the Board of Venator; has previously donated to the Huntsman Cancer Foundation ("HCF")

Previous direct report and serves on Venator Board with Mr. Huntsman, overseeing significant value destruction

"Incredible friend" of the Huntsman family; donates to the HCF; Peter Huntsman sits on his Charity's Board(2)



Sir Robert Margetts
(2010 – 2022)

As Vice Chairman at Imperial Chemical Industries ("ICI"), Sir Margetts oversaw Mr. Ferrari, a senior executive at ICI



Daniele Ferrari
Director Since 2018



Wayne Reaud
(2005 – 2022)

A Board riddled with conflicts failed to hold management accountable for years of missed promises.

See Section 5 for additional detail. Public company filings, press releases. Source: Huntsman, Jon. *Barefoot to Billionaire.* Harry N. Abrams. 2015. Huntsman, Jon. *Winners Never Cheat: Even in Difficult Times, New and Expanded Edition.* Pearson FT Press. 2008. . (1) See *Barefoot to Billionaire* Page 139. (2) See *Barefoot to Billionaire* Page 381.

Only After Starboard's Involvement Has the Company Attempted a Poorly-Planned Board Refreshment Process

After avoiding any real refreshment for years, and apparently only after facing pressure from Starboard, the Board appears to have rushed through an abrupt refreshment process that displaced nearly all of the Board's leadership positions.



Huntsman Board of Directors (2018 – Present)
Board Size Changes
2018
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
--
2021
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Ms. Tighe (Added in 2019)
Ms. Dulá (Added in 2020)
Ms. Egan (Added in 2020)
Ms. McGovern (Added in 2021)
+ 4
NO REAL refreshment prior to Starboard's Involvement
2022
Mr. Huntsman
Mr. Muñoz
Mr. Espeland
Mr. Sewell
Not Filled
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
Ms. Dulá
Ms. Egan
Ms. McGovern
- 1

Rather than constructively engage with shareholders over legitimate concerns, the Board instead chose to hastily remove four committee chairs and appoint three new directors, two of whom lack public company board experience.

The Board rushed through a reactive and poorly-planned refreshment process after Starboard's engagement.

See Section 5 for additional detail. Source: Public company filings.

Unfortunately, We Believe This New Board Also Lacks Strength and Accountability

Even with the new directors appointed in January 2022, we believe the Board has already actively disenfranchised shareholders and opted into poor governance practices.

Not Truly Independent | **Conflicted** | **Other Non-Management Directors**


Dr. Beckerle


Mr. Ferrari


Ms. Egan


Mr. Muñoz


Ms. Tighe


Ms. Dulá


Ms. McGovern


Mr. Sewell


Mr. Espeland

Legacy Governance Failures

- Complicit in apparent and problematic interlocks
- Failed to refresh long-tenured directors
- Consistently waived the Board's mandatory retirement policy for interconnected directors
- Rushed through refreshment process, adding directors largely lacking public board experience
- Repeatedly made questionable decisions regarding director independence

Problematic Compensation Practices

- Poor compensation practices in setting CEO base salary
- Set compensation targets below investor day promises
- Revised compensation targets significantly lower in the middle of 2020
- Questionable Performance Peer selection practices

Recent Shareholder Unfriendly Actions

- Shortened the nomination window from ~30 days to 10 days
- Refused repeated requests to use a universal proxy card
- Badgered Starboard and its nominees with repeated legal letters

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Based on recent shareholder-unfriendly actions, this Board seems highly unlikely to stand up for shareholders.

See Section 5 - 8 for additional detail. Source: Public company filings.

The Company Is Once Again Making New Promises – Who Will Hold Management Accountable?

Since Starboard's Schedule 13D filing in September 2021, the Company has again started making new promises to shareholders.

New Promises the Company Has Made Since September 2021

Improve Adjusted EBITDA Margin by 300 – 350bps by 2024

Sustain Adjusted EBITDA to free cash flow conversion at 40% or higher

Return $1.0 billion to shareholders via share repurchases over the next two years

Will not spend more than $500 million on a single acquisition

Run a sale process for the non-core Textile Effects segment

Based on concerning actions taken by the current Board over the past few months, shareholders should have no reason to believe these directors have the strength and independence to hold management accountable for its new promises.

See Section 4 for additional detail. Source: Public company filings, presentations, and transcripts.

Why Should Shareholders Believe the Company's Latest Set of Promises Will Finally Be Fulfilled?

The Company has already fooled shareholders three times since 2014 – why will this time be different?

Investor Day	Commitment	Achieved?	
2014 Investor Day	Achieve $2.0 billion of Adjusted EBITDA over the next 2 – 3 years	FAILED	Fooled Shareholders ONCE…
2016 Investor Day	Achieve $1.3 billion of Adjusted EBITDA in the core business by 2017	FAILED	Fooled Shareholders TWICE…
2018 Investor Day	Improve share price to ~$60 per share by 2020(1)	FAILED	Fooled Shareholders THREE TIMES…

The definition of insanity is doing the same thing over and over again and expecting different results!

Without change and greater oversight, we believe shareholders will end up incredibly disappointed yet again.

See Section 4 for additional detail. Source: Public company filings, presentations, and transcripts.

Shareholders Are Counting on Greater Oversight and Accountability and Are Excited For Starboard's Involvement

Both the Company's share price performance and Wall Street analyst reactions following Starboard's Schedule 13D filing in September 2021 suggest strong shareholder demand for accountability.

Share Price Performance Since Starboard's Schedule 13D Filing in September 2021[(1)]

"…**the presence of an activist investor suggests that shareholder friendly capital allocation focus could persist**…Activist investor Starboard Value reported acquiring an 8.4% stake in Huntsman on September 28, 2021 and shortly thereafter publicly shared slides noting, among other things, "We believe there is a meaningful opportunity for margin improvement." As such, **we think operational efficiency potential or portfolio management announcements are likely to remain top of mind over the near-to-medium term.**"

Morgan Stanley
November 2021



Indexed Performance (Sept '21 = 100)
160
150
140
130
120
110
100
90
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
+45%
+3%
(1%)
(3%)
(4%)
~49% Outperformance vs. Performance Peers
Huntsman
Primary Peers(2)
Performance Peers(2)
S&P Chemicals
S&P 500

We believe shareholders welcome Starboard's involvement, are hopeful that we will bring greater accountability, and are both excited about the quality of Starboard's nominees and the potential for greater Board oversight.

See Section 4 for additional detail. Source: CapitalIQ. (1) Returns are adjusted for dividends and measured from September 27, 2021 through February 25, 2022. (2) See Glossary in Supplemental Information section for definition.

With a Capable and Truly Independent Board Providing Strong Oversight, We Believe Performance Can Be Meaningfully Improved

We believe that Huntsman can improve its Adjusted EBITDA margin by ~600bps on a run-rate basis.

- We believe there are attractive opportunities to improve commercial execution, reallocate corporate resources, and streamline both manufacturing, supply chain, and other operating expenses.

Summary of Operational Improvement Opportunities



15%
4%
2%
21%
2021 Adjusted EBITDA Margin(1)
Gross Margin Improvement Opportunity
Operating Expense Improvement Opportunity
Pro Forma Adjusted EBITDA Margin

We believe significant value can be unlocked from operational improvements.

See Supplemental Information Part D for additional detail. Source: Public company filings, Starboard estimates, and analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance. (1) We calculate Adjusted EBITDA to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests.

Huntsman Trails Its Primary Peers On ESG Practices

Huntsman not only has the worst ESG rating among Primary Peers, but is also unique in being the only company among its Primary Peers to receive a recent ratings downgrade.

MSCI ESG Rating – Huntsman vs. Primary Peers


Best
Worst
AAA
AA
A
BBB
BB
B
CCC
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
DOW
Celanese
EASTMAN
HUNTSMAN

Huntsman has the worst ESG rating among Primary Peers and is also the only Company among its Primary Peers to not have made progress towards improving its rating.

See Section 9 for additional detail. Source: MSCI.

We Believe Huntsman's Unresponsive Environmental Reporting Can Be Improved

We are concerned that the company's environmental goals lack rigor and vision, leaving it underprepared for future regulatory and competitive pressure.

Peer Sustainability Comparison

	HUNTSMAN	EASTMAN	Celanese	DOW
Carbon Neutral Pledge	2050 (Nov 2021)	2050 (December 2020)	✗	2050 (June 2020)
Greenhouse Gas Emissions (Scope 1 & 2)	10% by 2025	33% by 2030	Not Disclosed	15% by 2030
Scope 3 Monitoring	✗	✓	✓	✓+
Energy Consumption Reduction	10% by 2025	20% by 2020	10% by 2030	Not Disclosed
Water Consumption Reduction(1)	5% by 2025	Not disclosed	10% by 2030	20% by 2025
Total Waste Generated Reduction	5% by 2025	Not disclosed	15% by 2030	1 million metric tons by 2030
Incorporated into Executive Compensation	✗	✓	✓	✗
Currently Reporting to TCFD	✗ (promised in 2021)	✓	✓	✓

Under the failed oversight of the Board's ESG Committee, we believe Huntsman has reactively made a carbon neutral pledge and an unfulfilled promise of TCFD reporting in order to appease institutional investors

Huntsman should provide greater disclosure on environmental goals in-line with its Primary Peers.

See Section 9 for additional detail. Source: Public company filings. (1) At water-stressed sites, Celanese did not delineate between site concerns.

Requests From Huntsman's Largest Shareholders for Material Environmental Risk Oversight Have Gone Unaddressed

Many of Huntsman's largest shareholders have, for years, publicly called for TCFD-aligned disclosures, yet under the Board's failed oversight, such information has yet to be disclosed.

In 2020, institutional shareholders strongly advocated for portfolio companies to provide TCFD – aligned reporting

"BlackRock was a founding member of the Task Force on Climate-related Financial Disclosures (TCFD)…**This year, we are asking the companies that we invest in on behalf of our clients to… disclose climate-related risks in line with the TCFD's recommendations, if you have not already done so.**"

2020 Letter to the CEOs
BlackRock

Ahead of 2020/21 proxy season, Huntsman promised to "evaluate" TCFD-aligned disclosures, seemingly to avoid having shareholders withhold support for its directors

"In 2021, we initiated a review of the Task Force on Climate-related Financial Disclosures (TCFD) disclosure requirements, and **we are evaluating additional disclosures in the future that will align with TCFD**."

Huntsman Corporation 2021 Proxy Statement

In 2022, OVER TWO YEARS AFTER shareholders' initial request, the Company still has no TCFD-aligned disclosures

"In 2021, we completed an analysis of the Task Force for Climate-Related Disclosures (TCFD) and **will begin to disclose along the TCFD in our next Sustainability Report**…We believe moving to a low-carbon economy will make both society and the environment more sustainable. Accordingly, **we announced our goal to achieve carbon neutrality by 2050.**"

Huntsman Corporation 2022 Proxy Statement

The Board has failed to respond to shareholders' repeated requests for significant environmental risk oversight.

See Section 9 for additional detail. Source: Public company websites.

We Also Believe Improvement Is Needed in Huntsman's Human Capital Management Reporting

We are deeply concerned that Huntsman, in contrast to its Primary Peers, does not provide investors or employees with a fulsome view into the Company's current workforce composition or practices.

Sustainability Comparison

	HUNTSMAN	EASTMAN	Celanese	DOW
Diversity Equity & Inclusion Reporting	✗	✓	✓	✓
Principles / Mission Statement	✗	✓	✓	✓
Workforce Composition Data	Male / Female by region	✓	✓	✓
Training & Retention Programs	✗	✓	✓	✓
Resource / Affinity Groups	✗	✓	✓	✓
Pay Parity	✗	✓ by 2030	✓ Acknowledge this is under progress	✓
Benefits Disclosure	✗	✓	✓	✓
2020 Reflection on COVID-19	✓ (via website)	✓	✓	✓
2020 Reflection on Social Justice	✗	✓	✗	✓
EEO-1 Disclosure	✗	✗	✗	✓

Huntsman should provide greater disclosure on human capital management, in-line with its Primary Peers.

See Section 9 for additional detail. Source: Public company filings.

Our Slate of Strong, Capable, and Independent Nominees Will Drive Accountability at Huntsman

We have compiled a diverse slate of experienced chemical executives and seasoned public company board members who we believe will help instill accountability, improve performance, and demand operational excellence at Huntsman.

- Our highly-qualified nominees have diverse and complementary experiences. Collectively, they are **industry-leading experts** with extensive experience in **chemical operations**, **corporate governance**, **mergers and acquisitions**, and **capital markets**.
- We have nominated **four director nominees** to the 10-person Board, thereby seeking minority representation on the Board on behalf of common shareholders.

Starboard Director Nominees



James L. Gallogly
Fmr Chief Executive Officer, LyondellBasell Industries N.V.



Sandra Beach Lin
Fmr Executive Vice President, Celanese Corporation



Susan C. Schnabel
Co-Managing Partner, aPriori Capital Partners



Jeffrey C. Smith
Managing Member, Starboard Value

See Section 10 for additional detail.

Change Is Necessary – Protect and Enhance Your Investment by Voting on the BLUE Proxy Card Today

- Starboard has a 20-year history of driving operational, financial, and strategic turnarounds to unlock value for all shareholders.

- We believe change is needed after a decade of missed expectations and a Board that has failed to drive a culture of accountability.

- We believe we have a superior slate of director nominees that will drive a culture of accountability.

- Vote on Starboard's BLUE proxy card today.

VOTE for meaningful change

VOTE to allow us to help improve Huntsman for the benefit of ALL shareholders

VOTE on Starboard's BLUE proxy card today

2. Share Price Underperformance

The Company Has a Long Track Record of Share Price Underperformance

From February 2005, when CEO Peter Huntsman took the Company public, through Starboard's Schedule 13D filing in September 2021, the Company has significantly underperformed its peers, and both the chemicals and broader market indices.

Share Price Performance Under the Tenure of Huntsman's Current CEO[1]



1,200
1,000
800
600
400
200
0
Indexed Performance (Feb '05 = 100)
Feb-05
Mar-07
Apr-09
May-11
Jun-13
Jul-15
Aug-17
Aug-19
Sep-21
+822%
+642%
+417%
+411%
+80%
~562%
Deficit to Performance Peers
Huntsman
Primary Peers(2)
Performance Peers(2)
S&P Chemicals
S&P 500

Huntsman's long-term shareholders have suffered significant share price underperformance.

Source: CapitalIQ. (1) Returns are adjusted for dividends and measured from February 11, 2005 through September 27, 2021, the last full trading day prior to Starboard's Schedule 13D filing. (2) See Glossary in Supplemental Information section for definition. Excludes companies within the Primary Peers and Performance Peers that were not publicly traded for the full measurement period.

Since 2018, the Company's Share Price Has Continued to Underperform

Since January 2018, the Company's share price has not only continued to underperform its Performance Peers and other relevant indices, but in fact, generated negative shareholder returns until Starboard's Schedule 13D filing date in September 2021.

Share Price Performance Since 2018 Through Starboard's Schedule 13D Filing[(1)]



Indexed Performance (Jan '18 = 100)
200
180
160
140
120
100
80
60
40
20
Jan-18
Jul-18
Jan-19
Aug-19
Feb-20
Sep-20
Mar-21
Sep-21
+78%
+43%
+43%
+20%
(6%)
~26% Deficit to the Performance Peers
Huntsman
Primary Peers(2)
Performance Peers(2)
S&P Chemicals
S&P 500

Share price performance since the Company's change in Board leadership continues to be lackluster.

Source: CapitalIQ. (1) Returns are adjusted for dividends and measured from January 1, 2018, the day Peter Huntsman assumed the role of Chairman, through September 27, 2021, the last full trading day prior to Starboard's Schedule 13D filing. (2) See Glossary in Supplemental Information section for definition. Excludes companies that were not publicly-traded for the full measurement period.

The Company Has Also Failed to Convince Investors That It Deserves a Higher Valuation Multiple

With few exceptions, since 2018, Huntsman has been valued at a ~2.0x discount to its peers, with the gap widening significantly post-pandemic in 2021.

Enterprise Value / NTM Adjusted EBITDA – Huntsman vs. Peers(1)(2)



COVID Impact (Peak multiple on trough Adj. EBITDA)
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
Jan-18
Jul-18
Jan-19
Aug-19
Feb-20
Sep-20
Mar-21
Sep-21
8.4x
8.2x
5.7x
2.7x Discount to Performance Peers
Huntsman (3)
Median of Primary Peers (4)
Median of Performance Peers (4)

Huntsman continues to be perceived by investors as a lower-quality business relative to its peers.

Source: CapitalIQ, Public company filings. (1) Enterprise value defined as Market Cap plus Total Debt plus Minority Interest less Total Cash. (2) Measured from January 1, 2018 through September 27, 2021, the last full trading day prior to Starboard's Schedule 13D filing. (3) After October 11, 2019, consensus Adjusted EBITDA estimates removed contributions from the Company's Chemical Intermediates business to mirror the Company's reporting of Chemical Intermediates in discontinued operations. In addition, between January 9, 2020, when the sale of Chemical Intermediates was completed, and April 30, 2020, the last trading day before Q1 2020 earnings were reported, the cash balance used to calculate enterprise value did not reflect cash received from completion of the sale. As such, we adjust enterprise value between October 1, 2019, and April 30, 2020, to assume $1.6 billion of net proceeds from the sale of Chemical Intermediates had already been received in order to place enterprise value and consensus Adjusted EBITDA on an apples-to-apples basis. (4) See Glossary in Supplemental Information section for definition.

3. Financial Underperformance

Long-Term Organic Revenue Growth Has Failed to Meet the Company's Target

Long-term organic revenue growth in each of the Company's reporting segments has failed to reach the Company's target of 2.0x GDP.

Revenue Growth Targets (2007 Investor Day)



Growth Profile
Revenue Growth Targets
HUNTSMAN
Enriching lives through innovation
Polyurethanes
Materials and Effects
Performance Products
Pigments
MDI
Polyols
PO/MTBE
TPU
Systems
Design & Composites Engineering
Power & Electronics
Coatings, Construction & Adhesives
Textile Effects
Performance Specialties
Performance Intermediates
Maleic Anhydride & Licensing
Titanium Dioxide
Target:
~3x GDP
Adv. Mtls. ~1.5x GDP
Textile Effects ~GDP
Perf. Spec., MAn ~3x GDP
Perf. Int. ~GDP
~GDP
February 2007
Financial Overview

'06 – '21 Revenue CAGR by Reporting Segment[1]



Target of ~2x GDP: ~7%[2]
3%
3%
(1%)
(2%)
Performance Products
Polyurethanes
Textile Effects
Advanced Materials

Nearly every reporting segment was expected to grow revenue at a multiple of GDP

Long-term revenue growth for each reporting segment has failed to live up to expectations.

Source: Public company filings, World Bank, FRED Economic Data, and Bloomberg. (1) Organic revenue includes price, volume and foreign exchange impact. We believe price is often used by companies as a mechanism to offset FX changes, and as such, believe it is appropriate to include FX impact in the calculation of organic growth. Where there is sufficient disclosure, we remove the impact of acquisitions and divestitures that are not already adjusted out of the Company's price-volume-mix disclosures, and assume contributions from such acquisitions and divestitures are classified as change in volume in the Company's disclosures. (2) GDP growth measured as average CAGR of U.S. GDP.

Since 2018, Under a New Chairman, Top-Line Growth Has Continued to Be Significantly Below Target

At Huntsman's 2018 Investor Day, the Company declared that each of its reporting segments would grow volumes at a multiple of GDP, yet volume growth since that time has been anemic.

Volume Growth Targets (2018 Investor Day)



Attractive Downstream Portfolio with Strong Growth Metrics
2020 Target Summary

		GDP Volume Growth	FCF conversion	EBITDA	EBITDA Margin
Polyurethanes	High growth through downstream substitution	2x MDI	>70%	>$1 billion	~20%
Performance Products	Margin expansion and growth through downstream derivatization	1.5x Derivatives	~60%	>$420 million	High Teens
Advanced Materials	Growth and consistent margins in specialty effects	2.0x Specialty	>75%	>$270 million	>22%
Textile Effects	Consistent growth through sustainable solutions	2x	>50%	>$110 million	Mid Teens
	Total HUN		~40%	>$1.6 billion	High Teens

96 HUNTSMAN Appendix

'18 – '21 Volume CAGR by Reporting Segment[1]



Target of ~2x GDP: ~8%[2]
(1%)
(2%)
(3%)
(8%)
Polyurethanes[3]
Textile Effects
Performance Products
Advanced Materials

Every reporting segment has FAILED to grow volume in-line with the Company's expectations

Since 2018, each of the Company's four reporting segments has experienced volume declines.

Source: Public company filings, World Bank, FRED Economic Data, and Bloomberg. (1) CAGR is calculated as the aggregate of each year's organic volume growth, and is not adjusted to be pro forma for subsequent acquisitions and divestitures. Where there is sufficient disclosure, we remove the impact of acquisitions and divestitures that are not already adjusted out of the Company's price-volume-mix disclosures, and assume contributions from such acquisitions and divestitures are classified as change in volume in the Company's disclosures.

Profitability Has Been Stagnant and Consistently Below Peers, With the Deficit to Peers Widening Over Time

The Company's profitability has not meaningfully improved since its IPO, and continues to trail both its Performance and Primary Peers.

Historical Adjusted EBITDA Margin – Huntsman vs. Peers(1)(2)

Average EBITDA Margin

	Huntsman	Primary Peers	Delta to Primary Peers	Perf. Peers	Delta to Perf. Peers
Since IPO	11%	16%	(5%)	18%	(7%)
2012 - 2021 (10-Year)	13%	18%	(5%)	20%	(7%)
2017 - 2021 (5-Year)	13%	19%	(6%)	21%	(8%)
2019 - 2021 (3-Year)	13%	19%	(6%)	21%	(9%)



Huntsman's margin deficit versus peers has WORSENED over time
~900bps DEFICIT
~500bps DEFICIT
Adjusted EBITDA Margin
25%
20%
15%
10%
5%
0%
11%
10%
9%
6%
7%
9%
11%
12%
11%
12%
12%
12%
14%
15%
12%
11%
15%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017(3)
2018(3)
2019
2020
2021
Huntsman
Average of Primary Peers(4)
Average of Performance Peers(4)

The Adjusted EBITDA margin gap between Huntsman and its peers has continued to widen over time.

Source: Public company filings, presentations, and transcripts. (1) Adjusted EBITDA margins reflect figures as reported in each fiscal year, and is not pro forma for acquisitions and divestitures made in subsequent periods. To the extent Adjusted EBITDA is not a reported metric, we have assumed Adjusted EBITDA equals Adjusted EBIT plus depreciation & amortization. (2) We calculate Adjusted EBITDA to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Excludes $125 million in 2017 and $80 million in 2018 from both revenue and EBITDA related to one-time favorable commodity price spikes as disclosed by the Company. (4) See Glossary in Supplemental Information section for definition.

This Past Year, the Company's Profitability Remains One of the Worst Among Peers

Huntsman describes its 2021 financial results as being the best in the Company's history, yet its Adjusted EBITDA margin remains one of the worst among peers.

2021 Adjusted EBITDA Margin – Huntsman vs. Performance and Primary Peers(1)(2)


2021 Sales: ($bn)
$8.5
$3.3
$2.1
$55.0
$10.5
$17.5(3)(4)
$4.7(3)(5)
$1.9(3)
$8.5
$3.3
$8.3(3)(4)
Primary Peer Average: 24%
Perf. Peer Average: 20%
30%
26%
23%
21%
21%
20%
17%
15%
15%
14%
14%
Celanese
ALBEMARLE
Ashland
DOW
EASTMAN
covestro
CLARIANT
KRATON
HUNTSMAN
H.B. Fuller
LANXESS
Denotes Primary Peers (A Subset of Performance Peers)
Worst among Primary Peers

Huntsman operates at a significant Adjusted EBITDA margin deficit to its peers.

Source: Public company filings. (1) See Glossary in Supplemental Information section for definition on peers. (2) Adjusted EBITDA is calculated to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Financials based on consensus estimates as Company has not yet reported full year 2021 results. (4) EUR-to-USD conversion of 1.13:1.00. (5) CHF-to-USD conversion of 1.09:1.00.

The Company's Free Cash Flow Conversion Is Also One of the Worst Among Peers

The Company describes its 2021 financial results as being the best in the Company's history, yet Adjusted EBITDA to Free Cash Flow conversion remains one of the worst among peers.

2021 Free Cash Flow Conversion – Huntsman vs. Performance and Primary Peers(1)(2)



2021 Sales: ($bn)
$2.1
$3.3
$10.5
$8.5
$17.5(3)(4)
$55.0
$3.3
$8.5
$4.7(3)(5)
$1.9(3)
$8.3(3)(4)
73%
62%
49%
46%
45%
45%
25%
21%
20%
8%
(14%)
Primary Peer Average: 47%
Perf. Peer Average: 36%
Ashland always solving
ALBEMARLE(6)
EASTMAN
Celanese
covestro
DOW
H.B. Fuller Connecting what matters.
HUNTSMAN
CLARIANT
KRATON
LANXESS
Denotes Primary Peers (A Subset of Performance Peers)
Worst among Primary Peers

Huntsman operates at a significant free cash flow conversion deficit to its peers.

Source: Public company filings. (1) See Glossary in Supplemental Information section for definition of peers. (2) Adjusted EBITDA is calculated to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Financials based on consensus estimates as Company has not yet reported full year 2021 results. (4) EUR-to-USD conversion of 1.13-to-1.00. (5) CHF-to-USD conversion of 1.09:1.00. (6) Given Albemarle's extraordinary growth investments in lithium and bromine assets, which equal ~30% of revenue, we assume normalized CapEx equals 4% of revenue based on management's 2021 Investor Day comments.

STARBOARD VALUE

Wall Street Analysts Agree That the Company's Operational Execution Has Been Severely Lacking

"…[Huntsman] trades at a relatively discounted valuation vs. peers as shares have lagged the group YTD. While we see these characteristics as favorable, **in the context of HUN's margins and FCF generation that we view as low relative to peers, we see this underperformance as fair**…"

Wolfe Research
June 2021

"**Huntsman is unlikely to trade at hybrid/diversified chemical multiples. We attribute this primarily to differences in margins and thus the market's perception of the degree of specialization of the company's products. From a segment or portfolio mix perspective it is not self evident that Huntsman meaningfully differs from diversified chemical peers Celanese or Eastman**…Not withstanding our view that Huntsman has meaningfully improved its earnings stability and margin structure over the last few years, **the company's margin remains well below that of hybrid/diversified peers such as Celanese and Eastman**…"

Morgan Stanley
September 2020

"We feel part of the issue is that **HUN's cost structure has not changed as dynamically as its revenue**…**the elevated cost structure is dampening margins and impeding free cash flow conversion.**"

BofA Securities
June 2020

"**On cash conversion, we remain skeptical. Free cash flow conversion from Adj. EBITDA for Huntsman has historically lagged, as sizeable restructuring efforts and capital investments have hindered cash flow**…We believe the market needs to see a longer track record of solid cash generation before fully underwriting a structural change in the company's cash flow profile…"

Barclays
October 2018

Wall Street analysts have repeatedly highlighted Huntsman's poor operational execution.

Source: Wall Street research.

4. Failed Shareholder Commitments

At the 2018 Investor Day, the Company Promised to Improve Its Share Price to ~$60 Per Share By 2020[(1)]

In 2018, shortly after Peter Huntsman succeeded his father as Chairman, the Company hosted an Investor Day and outlined a plan to achieve a share price of ~$60 per share by 2020.[(1)]

Excerpt From Huntsman 2018 Investor Day Presentation Outlining Significant Shareholder Value Creation



Significant Value Creation Upside
Dollars per share
Remaining Venator interest (~$1 billion)
3 years EBITDA growth
FCF of $1.7 billion less 3 years of dividends
For each 1.0x turn on $1.6 billion EBITDA
~$4
~$11
~$5
~$20
~$7
>$27
Venator Proceeds
Organic EBITDA Growth
Free Cash Flow
Organic Upside
For each 1x rerating
Total Potential Value Creation
>$27 per Share in Potential Value Creation
25
HUNTSMAN
Company Overview

Implied a share price of ~$60 per share by 2020[(1)]

In 2018, the Company promised to improve the Company's share price to ~$60 by 2020.[(1)]

Source: Public company filings, presentations, and transcripts, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

Specifically, the Company Promised to Execute on Four Levers to Create Meaningful Shareholder Value

At the 2018 Investor Day, the Company outlined a four step process that, if successfully executed upon, could improve the Company's share price to ~$60 per share through 2020.(1)

Summary of the Company's 2018 Investor Day Share Price Improvement Plan

Value Creation Lever	Commitment	Per Share Impact
A Grow Adjusted EBITDA	The Company targeted a 10% CAGR from 2017 through 2020	~$11 / share
B Monetize Remaining Stake in Venator	In 2017, Huntsman spun-off its TiO2 business into a separately-traded public company named Venator, but had retained a 53% stake in the entity, which management estimated to be worth ~$1 billion	~$4 / share
C Generate Free Cash Flow	Generate $1.7 billion of cumulative free cash flow between 2018 and 2020	~$5 / share
D Multiple Re-Rating	The Company believed that executing on the above three value creation levers would help Huntsman improve its valuation multiple	~$7 / share

The Company provided shareholders with a roadmap for improving share price to ~$60 per share by 2020.(1)

Source: Public company filings and presentation, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

The Company Even Told Shareholders That Fulfilling Its 2018 Investor Day Promise Was "Eminently Doable"

Not only did management express strong confidence in growing Adjusted EBITDA, but also indicated that its goal of raising share price to ~$60 per share (i.e. over 80% improvement) through 2020 was highly achievable.(1)

Management Commentary From 2018 Investor Day

"So I'll end my remarks on where I started with **wanting this slide to be emblazoned in your mind. Again, as I look at the 4 steps that I think get this company another $20 to $30 a share, I think that these are all eminently doable.** And if you look at the $4 and if you look at the $5, that's merely us just doing what we've been doing for the last couple of years… So again, I'm very optimistic about where we're going over the course of the next 2, 2.5 years, as you can well tell. **And more importantly than anything I can say up here, I'm obviously not only have I drank the Kool-Aid, but it actually tastes great, and I'm a believer.**"

Peter Huntsman, Chairman, President & CEO
May 2018

"**We're just going to keep executing, keep pushing downstream and keep -- stay focus**. Only the difference now is that we have a better balance sheet, we have more cash, we have more opportunity and we have more tools at our disposal to be able to focus on that, to be able to take advantage of that and to really be able to capitalize on that."

Peter Huntsman, Chairman, President & CEO
May 2018

"I want to propose to you that over the next 2 years, **this company, at a minimum, should be creating another $20 a share increase in the stock price.**"

Peter Huntsman, Chairman, President & CEO
May 2018

Management assured investors the Company would fulfill its promise to improve share price to ~$60 per share and create significant shareholder value.

Source: Public company filings and transcripts. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

A Unfortunately, the Company Failed to Grow Adjusted EBITDA

The Company's Adjusted EBITDA not only failed to grow at the 2018 Investor Day target of a 10% CAGR, but had declined meaningfully prior to the pandemic, and ultimately ended up ~50% below the Company's target.

Actual Adjusted EBITDA Performance vs. 2018 Investor Day Target[1]

($ in millions)



Adjusted EBITDA ended up DECLINING at an ~11% CAGR between 2017 and 2020, resulting in a figure that was 50% BELOW the Company's initial 2018 Investor Day target(2)
$1,284
Non-Recurring Commodity Price Spike(4)
Normalized Adj. EBITDA
$1,040
$125
$915
$1,161
$80
$1,081
$846
$647
Investor Day Adj. EBITDA Target For FY 2020(3)
2017
2018
2019
2020

Adjusted EBITDA declined meaningfully between the Company's 2018 Investor Day and 2020.

Source: CapitalIQ, Public company filings and presentations. (1) Adjusted EBITDA pro forma for the sale of Huntsman's Chemical Intermediates business. (2) Negative 11% CAGR calculated using $915 million normalized Adjusted EBITDA in 2017 as the base figure. (3) 2020 target calculated by taking 2017 Adjusted EBITDA pro forma for the sale of Chemical Intermediates (i.e. $1,040 million) then adjusting for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day presentation, which results in pro forma 2017 Adjusted EBITDA of $965 million. We then apply a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation. (4) $125 million commodity price spike in 2017 per page 4 of the Company's Q4 2017 earnings presentation. $80 million commodity price spike in 2018 per Q1 to Q3 2018 earnings presentations.

A Even Before the 2020 Global Pandemic, It Seemed Clear That the Company Would Fail to Achieve Its Target

Prior to the 2020 global pandemic, Wall Street consensus estimated Adjusted EBITDA to be $895 million in 2020, which was 30% below the Company's initial 2018 Investor Day target.

Adjusted EBITDA vs. 2018 Investor Day Target[1]

($ in millions)



Wall Street analysts estimated Adjusted EBITDA be 30%
BELOW the Company's initial 2018 Investor Day target(2)
$1,284
Non-Recurring
Commodity
Price Spike(3)
Normalized
Adj. EBITDA
$1,040
$125
$915
$1,161
$80
$1,081
$846
$895
Investor Day Adj.(2)
EBITDA Target For
FY 2020
2017
2018
2019
2020 Consensus Est. at
Dec 31, 2019
(Pre-COVID)

Even prior to the global pandemic, Wall Street analysts believed the Company would miss its 2018 Investor Day commitment to grow Adjusted EBITDA at a 10% CAGR through 2020.

Source: CapitalIQ, Public company filings and presentations, Wall Street consensus. (1) Adjusted EBITDA pro forma for the sale of Huntsman's Chemical Intermediates business. (2) 2020 target calculated by taking 2017 Adjusted EBITDA pro forma for the sale of Chemical Intermediates (i.e. $1,040 million) then adjusting for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day presentation, which results in pro forma 2017 Adjusted EBITDA of $965 million. We then apply a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation. (3) $125 million commodity price spike in 2017 per page 4 of the Company's Q4 2017 earnings presentation. $80 million commodity price spike in 2018 per Q1 to Q3 2018 earnings presentations.

B Huntsman Sold Its Venator Stake For ONLY $140 Million, $860 Million LESS Than What Had Been Promised[(1)]

The Company's ownership in Venator was liquidated at a fraction of the value that had been previously communicated to shareholders at Huntsman's 2018 Investor Day.

In 2018, the Company committed to monetizing its 53% stake in Venator for AT LEAST $1.0 billion…

"So again, I know that some are very anxious that we hold those shares. Others, very anxious that we sell those shares or swap those shares and so forth. **We've got a very close handle on that, and it is our objective to be able to monetize those shares this year and. And to bring in another, at least, $1 billion into the company and into the cash flow of the company.**"

Peter Huntsman, Chairman, President & CEO
May 2018

…Unfortunately, the Company ultimately sold its stake in Venator for just ~$140 million[(1)]

Huntsman Agrees to Sell its Remaining Interest in Venator Materials PLC

August 28, 2020 5:16pm EDT — Download as PDF

THE WOODLANDS, Texas, Aug. 28, 2020 /PRNewswire/ -- Huntsman Corporation (NYSE: HUN) announced today that it has entered into a definitive agreement with funds advised by SK Capital Partners, LP to sell approximately 42.5 million of the shares it holds in Venator Materials PLC for a cash purchase price of approximately $100 million, including a 30-month option for the sale of the remaining approximate 9.5 million shares it holds at $2.15 per share. The transaction is subject to regulatory approvals and is expected to close near year-end.

Huntsman sold its remaining stake in Venator for only $140 million, which was $860 million LESS than what shareholders had been promised in 2018.[(1)]

Source: Public company filings, presentations, and transcripts. (1) $140 million calculated as $100 million cash payment from SK Capital, plus $20 million assuming SK Capital exercises its call options for 9.5 million shares at $2.15 per share, plus $20 million in sale process from Huntsman's 4% Venator stake sold December 3, 2018 in order to deconsolidate the business.

B The Company Disposed of Venator At "Fire Sale" Prices After Refusing For Years to Sell at Significantly Higher Prices

In August 2017, Huntsman IPO'd its TiO2 business, Venator, into a publicly-traded entity while retaining a 53% stake, which the Company committed to monetizing for over $1.0 billion.

Venator Historical Stock Price Chart[1]



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Aug-17
Feb-18
Aug-18
Feb-19
Aug-19
Feb-20
Aug-20
Feb-21
Aug-21
Feb-22
$2.25
May 23, 2018
($18.42/share)
Makes commitment at Investor Day to monetize remaining 53% stake in Venator for over $1.0 billion
May 16, 2019
($5.07/share)
Comments at investor conference that Huntsman won't sell shares of Venator until its stock price is "significantly higher"
August 7, 2018
($12.87/share)
Comments at investor conference that Huntsman will not "fire sale" Venator shares
December 3, 2018
($5.28/share)
Sells 4% stake in Venator for $19 million and deconsolidates from Huntsman financials
Huntsman monetized 4% of its Venator shares in 2019 in order to deconsolidate Venator results, but the lion's share was sold at significantly lower prices
August 28, 2020
($1.99/share)
Announces sale of its remaining ownership to SK Capital for $100 million (i.e. ~$2.15 per share) with a 30-month option for SK Capital to purchase Huntsman's remaining shares in Venator for ~$20 million (i.e. $2.15 per share)(3)

Huntsman committed to monetizing its Venator stake for over $1.0 billion, but ultimately received ONLY $140 million after conducting a "fire sale" in 2020.[2]

Source: CapitalIQ, public company filings, transcripts, and press releases. (1) Stock price shown from August 3, 2017, the date of Venator's IPO, through February 25, 2022. (2) Huntsman received only $140 million for its Venator stake. $140 million calculated as $100 million cash payment from SK Capital, plus $20 million assuming SK Capital exercises its call options for 9.5 million shares at $2.15 per share, plus $20 million in sale process from Huntsman's 4% Venator stake sold December 3, 2018 in order to deconsolidate the business. (3) The $100 million SK Capital paid to Huntsman on August 28, 2020 was divided into two parts, ~$91 million for 42.4 million shares, and $8 million for the option to purchase Huntsman's remaining stake at $2.15 per share. As a result, while SK Capital paid ~$100 million to Huntsman, the per share value paid for the 42.4 million shares transacted is $2.15 per share.

C The Company Failed to Achieve Its Cumulative Free Cash Flow Target

The Company failed to fulfill its commitment to generate $1.7 billion of cumulative free cash flow between 2018 and 2020.

2018 – 2020 Cumulative Free Cash Flow(1)

($ in millions)



Cumulative free cash flow was ~11% BELOW the 2018 Investor Day target
$1,700
$1,521
2018 Investor Day Target for Cumulative FCF Generation
Actual '18 - '20 Cumulative FCF Generated

The Company failed to achieve its $1.7 billion of cumulative free cash flow target.

Source: Public company filings and press releases. (1) FY 2018, FY 2019, and FY 2020 free cash flow per the Company's 2019, 2020, 2021 annual proxy filings, respectively, which includes contributions from discontinued operations.

D The Company Failed to Improve Its Valuation Multiple

The Company's valuation multiple has remained largely stagnant since its 2018 Investor Day.

Huntsman Adjusted EBITDA Valuation Multiple vs. Peers(1)(2)



COVID Impact (Peak multiple on trough Adj. EBITDA)
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
2.9x Deficit
8.4x
8.2x
5.7x
2.7x Discount to Performance Peers
May-18
Dec-18
Jun-19
Jan-20
Jul-20
Feb-21
Sep-21
Huntsman(3)
Median of Primary Peers(4)
Median of Performance Peers(4)

The Company's valuation multiple versus peers has also FAILED to improve

Normalizing for COVID, Huntsman's valuation multiple has largely remained stagnant since 2018.

Source: CapitalIQ, Public company filings. (1) Enterprise value defined as Market Cap plus Total Debt plus Minority Interest less Total Cash. (2) Measured from May 23, 2018 through September 27, 2021, the last full trading day prior to Starboard's Schedule 13D filing. (3) After October 11, 2019, consensus Adjusted EBITDA estimates removed contributions from the Company's Chemical Intermediates business to mirror the Company's reporting of Chemical Intermediates in discontinued operations. In addition, between January 9, 2020, when the sale of Chemical Intermediates was completed, and April 30, 2020, the last trading day before Q1 2020 earnings were reported, the cash balance used to calculate enterprise value did not reflect cash received from completion of the sale. As such, we adjust enterprise value between October 1, 2019 and April 30, 2020 to assume $1.6 billion of net proceeds from the sale of Chemical Intermediates had already been received in order to place enterprise value and consensus Adjusted EBITDA on an apples-to-apples basis. (4) See Glossary in Supplemental Information section for definition.

Overall, the Company Comprehensively Failed to Execute on Its 2018 Investor Day Promises

Despite expressing strong confidence that its plan was "eminently doable," the Company failed to execute on all the value creation levers it had identified at its 2018 Investor Day.[(1)]

Summary of the Company's 2018 Investor Day Share Price Improvement Plan and Subsequent Results

Value Creation Lever	Commitment	Per Share Impact	Achieved?
Grow Adjusted EBITDA	The Company targeted a 10% CAGR from 2017 through 2020	~$11 / share	FAILED
Monetize Remaining Stake in Venator	In 2017, Huntsman spun-off its TiO2 business into a separately-traded public company named Venator, but had retained a 53% stake in the entity estimated to be worth ~$1 billion	~$4 / share	FAILED
Generate Free Cash Flow	Generate $1.7 billion of cumulative free cash flow between 2018 and 2020	~$5 / share	FAILED
Multiple Re-Rating	The Company believed that executing on the above three value creation levers would help Huntsman improve its valuation multiple	~$7 / share	FAILED

The Company presented an attractive plan to create shareholder value at its 2018 Investor Day, but failed to realize any of the value creation opportunities it had identified.

Source: Public company filings, presentations, and transcripts. (1) "Eminently doable" is quoted from a May 2018 investor presentation, the actual quote is shown on Slide 55.

Not Surprisingly, Huntsman Failed to Improve Its Share Price to ~$60 per Share[1]

Between the 2018 Investor Day and December 31, 2020, the Company's share price not only failed to achieve management's ~$60 per share price target, but actually declined by 21%.[1][2]

Huntsman Historical Share Price From 2018 Investor Day Through Starboard Schedule 13D Filing[2]



2018 Investor Day Target: ~$60 per Share(1)
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
Day Prior to 2018 Investor Day: $32.02
~25% DECLINE From 2018 Investor Day to December 31, 2019
December 31, 2019 (Pre-COVID): $24.16
~57% BELOW Target and 21% BELOW Price at 2018 Investor Day
9-Months Later Still ~52% BELOW Target and 12% BELOW Price at 2018 Investor Day
$28.07
December 31, 2020 "Target Date": $25.14
May-18
Oct-18
Feb-19
Jul-19
Nov-19
Mar-20
Aug-20
Dec-20
May-21
Sep-21

The Company's share price declined significantly in the years following the 2018 Investor Day.

Source: CapitalIQ, Public company filings. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020. (2) Stock price shown from May 22, 2018, the day before the Company's 2018 Investor Day through September 27, 2021, the last trading day before Starboard's Schedule 13D filing.

Failure to Deliver on the 2018 Investor Day Promises Is Not an Isolated Incident – Huntsman Has a History of Failed Promises

The Company hosted investor days in both 2014 and 2016 where it also promised shareholders that financial performance would improve – each time, the Company failed to deliver on its commitment.

Summary of 2014 and 2016 Investor Day Promises

Investor Day	Commitment	Outcome
March 2014	The Company expressed strong confidence in achieving $2.0 billion of Adjusted EBITDA by 2016	FAILED
March 2016	The Company believed that its core non-TiO2 businesses would be able to generate $1.3 billion of Adjusted EBITDA by 2017	FAILED

Even before the 2018 Investor Day, the Company had failed to fulfill its commitments to shareholders for many years. We do not believe poor operational execution since 2018 is an isolated incident.

Source: Public company filings, presentations, and transcripts.

In March 2014, Management Promised to Achieve $2 Billion of Adjusted EBITDA Over Two to Three Years

At the Company's 2014 Investor Day, months after announcing the Rockwood TiO2 transaction, management expressed confidence that the acquisition, coupled with strong growth prospects in the other reporting segments, would allow the Company to achieve $2.0 billion of Adjusted EBITDA by 2015 or 2016.

"And again, I want to emphasize that as we look at this $2 billion objective, this is coming from every one of the divisions. **This has got to be a broad front approach, it's going to be a broad front attack, every division has to be able to perform up to expectations.**"

Peter Huntsman, President & CEO
March 2014

Excerpt From 2014 Investor Day Presentation



Near Term Earnings Target
Well Positioned Portfolio With Meaningful Upside To Earnings
Adjusted EBITDA in millions
$2.0B
$350
$225
$75
$175
$500
$875
$(200)
$1.2B
$111
$131
$403
$740
$(188)
~$115
~$60
~$45
~$100
~$135
~$(10)
2013
2-3 Years
ROC Performance Additives & TiO2
Pigments
Textile Effects
Technologically superior product offering
Advanced Materials
Attractive aerospace exposure (~30% of Adj. EBITDA)
Performance Products
Improving amines margins
Investing in amines growth and feedstock advantaged intermediates
Polyurethanes
Continued 7-8% MDI demand growth
High RONA PO/MTBE business
Corporate & Other
10
HUNTSMAN
Company Overview

$2.0 billion EBITDA target contemplated strong growth across all reporting segments

The Company told shareholders that it would be able to achieve $2.0 billion of Adjusted EBITDA by 2016.

Source: Public company filings, transcripts, and presentations.

Over the Following Twelve Months, the Company Continued to Promise It Would Achieve $2.0 Billion Adj. EBITDA By 2016

July 2014	"**So as we look at that $2 billion run rate**, I don't see any pie in the sky, we have got to go out and double margins in any one product, or have some ridiculous, unrealistic price increase or anything. These are all projects that have been announced…**And it is just a question of executing on those…So I feel, today, even more confident in that number than I was when -- in March, when we gave that number to our investors.**" *Peter Huntsman, President & CEO*
September 2014	"We've spent a lot of time with the investment community talking about a bridge, how we get from where we are to that $2 billion. **I think if you dig into those numbers, you'll see that it's certainly achievable in the next 2 to 3 years.**" *John Heskett, VP – Treasury & Planning*
December 2014	"Our LTM is about $1.4 billion. We have an objective to go to $2 billion of EBITDA. Many of our businesses are sort of at that level…**But really, on track we think near term to get to that $2 billion of EBITDA**." *Kimo Esplin, CFO*
February 2015	"**I would say that we should quite soundly beat the projections that we gave for the $2 billion.** Again, we still have a great deal of confidence in the $2 billion number…**I think that when we look at the overall composite, we still feel very confident about that.**" *Peter Huntsman, President & CEO*

The Company repeatedly assured shareholders that $2.0 billion Adjusted EBITDA would be achievable.

Source: Public company filings and transcripts.

However, By Early 2016, Just Twelve Months Later, the Company Stopped Promising Adjusted EBITDA of $2.0 Billion

Between Q1 2015 and Q1 2016, the Company's $2.0 billion Adj. EBITDA target was not only eliminated, but was also replaced with a diminished commitment for $1.5 billion Adj. EBITDA over "the next couple of years."

Date	Description	Management Commentary
April 2015	$2.0 billion target delayed from 2016 to 2017, while estimated contribution from reporting segments modified	"About a year ago, at our Investor Day, we introduced to the market our near-term EBITDA target of $2 billion. We believed that we could achieve this number in the next two to three years…**we continue to target a $2 billion run rate in 2017. With present industry trends, we think we will continue to see stronger specialty and differentiated growth than we had expected and softer commodity TiO2 in our recovery.**" *Peter Huntsman, President & CEO*
August 2015	Company provides reasons for why assumptions behind $2.0 billion target may have been faulty	"We continued to emphasize our goal that we gave out about -- it's been about a year and a half now of a $2 billion EBITDA. **Obviously, in the last 18 months, the world's economy and so forth is between the price of crude oil. We made that forecast as, what, about $110 a barrel, and what we were seeing growth in China and so forth.** And a lot of that's been turned around from what we saw 18 months ago." *Peter Huntsman, President & CEO*
February 2016	Company revises target down by $500 million to $1.5 billion and further pushes out the timeline to achieve	"…of the $2 billion [EBITDA], there was roughly $425 billion of the pigment's EBITDA in there, so if you exclude that and you use the FX headwind, that Peter mentioned, of about $140 million. That's a number, **I think, that this company can hit in the next couple of years. Is $1.5 billion a number that we're capable of? Yes, I think that that's realistic.**" *Kimo Esplin, CFO*

The Company's confidence in achieving $2.0 billion of Adj. EBITDA evaporated between 2015 and 2016.

Source: Public company filings and transcripts.

Wall Street Analysts Had Also Concluded That the Company's $2.0 Billion Target Was Unattainable

Between the Company's initial Investor Day in March 2014 and its subsequent Investor Day in March 2016, Wall Street analysts made dramatic downward revisions to their FY 2016 Adjusted EBITDA estimates.

Wall Street Analyst Estimate History for Huntsman's FY 2016 Adjusted EBITDA[(1)]

($ in billions)



FY'16 Consensus Adj. EBITDA Estimate
$2.0
$1.8
$1.6
$1.4
$1.2
$1.0
Mar-14
Jun-14
Sep-14
Jan-15
Apr-15
Jul-15
Oct-15
Feb-16
Wall Street consensus estimates for FY 2016 had declined 32% by the time the Company decided to host another Investor Day in March 2016 to reset financial targets
$1.2 billion

By early 2016, Wall Street analysts had also concluded that the Company's $2.0 billion Adj. EBITDA target was no longer credible.

Source: Wall Street consensus estimates, Bloomberg. (1) Wall Street consensus estimates shown from March 6, 2014 – the date of Huntsman's 2014 Investor Day – through March 2, 2016 – the date of Huntsman's 2016 Investor Day.

Ultimately, the Company Failed to Deliver on Its 2014 Investor Day Promise By an Incredibly Wide Margin

Despite the Company's initial optimism and insistence that $2.0 billion of Adjusted EBITDA was a realistic target, not only did <u>Adjusted EBITDA in 2016 end up 44% below the Company's initial target, but Adjusted EBITDA also declined in each year following 2014</u>, meaning the Company made no progress towards its goal.

Company Expectations (2014 Investor Day)



Near Term Earnings Target
Well Positioned Portfolio With Meaningful Upside To Earnings
Adjusted EBITDA in millions
$1.2B
$111
$16
$131
$403
$740
$(188)
2013
~$115
~$60
~$45
~$100
~$135
~$(10)
$2.0B
$350
$225
$75
$175
$500
$875
$(200)
2-3 Years
ROC Performance Additives & TiO2
Pigments
• Strong #2 global player in TiO2 and color pigments
• Feedstock advantaged to TiO2 cycle
• Sufficient critical mass for optionality
Textile Effects
• Technologically superior product offering
Advanced Materials
• Attractive aerospace exposure (~30% of Adj. EBITDA)
Performance Products
• Improving amines margins
• Investing in amines growth and feedstock advantaged intermediates
Polyurethanes
• Continued 7-8% MDI demand growth
• High RONA PO/MTBE business
Corporate & Other
10
HUNTSMAN
Company Overview

Actual Results Significantly Below Expectations

($ in millions)



$2,000
$1,495
$1,221
$1,127
25% Decline
44% BELOW Target
Investor Day Target for FY 2016
2014(1)
2015
2016

The Company made no progress towards its $2.0 billion Adjusted EBITDA target between 2014 and 2016

Huntsman's Adjusted EBITDA declined 25% between 2014 – 2016, and ended 44% below its $2 billion target.

Source: Public company filings and presentations. (1) Pro forma for acquisition of Rockwood's Performance Additives and Titanium Dioxide business, Adjusted EBITDA reflects contribution from the Rockwood asset as if it had been acquired on January 1, 2014.

In Fact, the Company's 2016 Adjusted EBITDA Was Lower Than Before It Had Acquired Rockwood's TiO2 Business

Adjusted EBITDA in 2016 not only failed to achieve the Company's $2.0 billion target, but had declined relative to when the Company first hosted its 2014 Investor Day, before it had completed the acquisition of Rockwood's TiO2 business.

Company Expectations (2014 Investor Day)



Near Term Earnings Target
Well Positioned Portfolio With Meaningful Upside To Earnings
Adjusted EBITDA in millions
$1.2B
$2.0B
$111
$131
$403
$740
$(188)
2013
$350
$225
$75
$175
$500
$875
$(200)
2-3 Years
~$115
~$60
~$45
~$100
~$135
~$(10)
ROC Performance Additives & TiO2
Pigments
Feedstock advantaged to TiO2 cycle
Sufficient critical mass for optionality
Textile Effects
Technologically superior product offering
Advanced Materials
Attractive aerospace exposure (~30% of Adj. EBITDA)
Performance Products
Improving amines margins
Investing in amines growth and feedstock advantaged intermediates
Polyurethanes
Continued 7-8% MDI demand growth
High RONA PO/MTBE business
Corporate & Other
10
HUNTSMAN
Company Overview

Actual Results Even Worse Than Pre-Rockwood

($ in millions)



$1,213
6% Decline
$1,127
2013
(Base Year Excludes Rockwood TiO2 Acquisition)
2016
(Includes $1.3 Billion Rockwood TiO2 Acquisition)(1)

The Company's Adjusted EBITDA not only failed to improve, but had deteriorated after the 2014 Investor Day

Huntsman's Adjusted EBITDA was 6% worse than when the Company first hosted its 2014 Investor Day despite a significant contribution from a large acquisition.

Source: Public company filings and presentations. (1) $1.3 billion calculated as $1.1 billion cash payment plus $0.2 billion of pension liabilities transferred to Huntsman.

Nearly All Reporting Segments Performed Significantly Worse Than the Company's Projections

The Company failed to deliver on its 2014 Investor Day commitment of achieving broad-based growth across all reporting segments.

2016 Actual Adjusted EBITDA Percentage Change vs. 2014 Investor Day Targets[1]



27%
(3%)
(35%)
(37%)
(77%)
Advanced Materials
Textile Effects
Polyurethanes
Performance Products
Pigments

Four of Huntsman's five reporting segments failed to achieve the Company's Adjusted EBITDA targets set at its 2014 Investor Day

With only one exception, all of the Company's reporting segments performed below expectations.

Source: Public company filings and presentations. (1) Reporting segment targets per page 10 of the Company's 2014 Investor Day presentation.

After Failing On Its 2014 Investor Day Promises, Huntsman Hosted Another Investor Day In 2016 to Provide New Promises

In March 2016, with its prior $2.0 billion Adjusted EBITDA target out of reach, the Company hosted another Investor Day and provided new Adjusted EBITDA targets of $1.3 billion for the core business and $1.5 - $1.7 billion for the whole business, including TiO2.

- The Company believed it could achieve $1.7 billion of Adjusted EBITDA if macro conditions in its non-core TiO2 business normalized, but in any case, was confident that its remaining core businesses could generate $1.3 billion of Adjusted EBITDA in 2017.

Excerpt From 2016 Investor Day Presentation on Adjusted EBITDA Target


2015
HUN
2017
HUN
(excl. Pgmts & Add.)
Pigments & Additives
Normalized
Pigments & Additives
$ in millions except share price
$61
$63
$220
$460
$573
$(156)
Pigments & Additives
Textile Effects
Advanced Materials
Performance Products
Polyurethanes
Corporate & Other
Management Actions
Improve free cash flow profile
Deliver growth capex projects
Grow downstream differentiated businesses
Deliver restructuring benefits
Separate TiO2 business
~$1,300
~$175
~$400

The Company seemed confident it could achieve $1.3 billion of Adjusted EBITDA in its core business, but was less certain regarding outcomes for its TiO2 business

The Company made new promises in 2016 after failing to execute on its old promises from 2014.

Source: Public company filings and presentations.

Frustratingly, the Company's 2016 Investor Day Target Was Lower Than What Had Been Promised In 2014

Setting TiO2 aside, in 2016, Huntsman's new Adjusted EBITDA target for its core business was 9% lower than what the Company had promised during its 2014 Investor Day.

Comparison of 2014 vs. 2016 Investor Day Adjusted EBITDA Target For Core Business



($ in millions)
The Company LOWERED its target by 9% between the 2014 and 2016 Investor Days
New 2016 Investor Day target implies modest 6% CAGR from FY 2015 to FY 2017
$1,160
$1,425
(9%)
$1,300
FY 2015 Actual Results for Core Business(1)
2014 Investor Day Target for FY 2016 Core Business(2)
2016 Investor Day Target for FY 2017 Core Business

For the non-TiO2 core business, Huntsman not only lowered its Adjusted EBITDA target between the 2014 and 2016 Investor Days, but the new target only implied a 6% CAGR from 2015 to 2017.

Source: Public company filings and presentations. (1) Calculated per the 2014 Investor Day excerpt from the prior slide, and excludes contribution from the TiO2 business. (2) Calculated as $2.0 billion Adjusted EBITDA target per the Company's 2014 Investor Day, less $225 million in Pigments Adjusted EBITDA, less $350 million in estimated contribution from Rockwood's TiO2 business.

However, Management Promised That Ex-TiO2, the Company Would Generate Record Results in FY 2016

Among many claims made before, during, and after the 2016 Investor Day, the Company told shareholders that its core business was poised to deliver a record Adjusted EBITDA margin and above GDP growth in 2016.

Summary of Management Statements Regarding 2016 Adjusted EBITDA

February 2016	"**If we look at our business without our existing Ti02 division, we would be looking at 2016 as a record year for…EBITDA margins**, a materially different and stronger company than we what we have today. Obviously, the conclusion of this separation is a very high priority for this company." *Peter Huntsman, President & CEO*
March 2016	"And if we were a business today that we're separated from our TiO2, **we would be going into 2016 saying…2016 will be a record EBITDA margin year in the history of this company.**" *Peter Huntsman, President & CEO*
April 2016	"I've said this many times before, there's nothing fundamentally wrong with the TiO2 industry as much as this is a business that when you start looking at the core performance, **if you look at Huntsman without TiO2, we would be going into 2016 here…with some of the highest margins we've ever had in our history and with better than GDP growth.**" *Peter Huntsman, President & CEO*

The Company repeatedly told shareholders that its core business would produce record margins in 2016.

Source: Public company filings, presentations, and transcripts.

Unfortunately, the Record Profitability Promised By the Company For 2016 Did Not Materialize

Adjusted EBITDA margins in the Company's core business regressed between 2015 and 2016.

Company Claimed FY 2016 Would Be a Record Year of Profitability For Its Core Business

"And if we were a business today that we're separated from our TiO2, **we would be going into 2016 saying…2016 will be a record EBITDA margin year in the history of this company.**"

Peter Huntsman, President & CEO
March 2016

Adjusted EBITDA Margin for Core Business(1)



Adjusted EBITDA margins for the core business (i.e. ex. TiO2) DECLINED ~110bps between 2015 and 2016
14.4%
13.3%
2015
2016

The Company did not generate record profitability in its core business in 2016.

Source: Public company filings, presentations, and transcripts. (1) Excludes contribution from the Company's Pigments reporting segment, per financial disclosures from the Company's Q2 2017 earnings presentation appendix.

Unfortunately, the Above GDP Growth Promised By the Company For 2016 Did Not Materialize Either

Shortly after its 2016 Investor Day, the Company also publicly stated that its core business would generate above GDP growth. This also failed to come to fruition.

Huntsman Claimed Its Core Business Would Grow Faster Than GDP in 2016

"I've said this many times before, there's nothing fundamentally wrong with the TiO2 industry as much as this is a business that when you start looking at the core performance, **if you look at Huntsman without TiO2, we would be going into 2016 here…with some of the highest margins we've ever had in our history and with better than GDP growth.**"

Peter Huntsman, President & CEO
April 2016

2015 – 2016 Organic Revenue Growth for Core Business(1)



2015 – 2016 GDP Growth: 2%(2)
(7%)
(8%)
(9%)
(13%)
Textile Effects
Advanced Materials
Polyurethanes
Performance Products

All of the Company's core businesses FAILED to generate above GDP growth in 2016

The Company's core business did not generate above GDP growth in 2016, and in fact, all businesses declined.

Source: Public company filings, presentations, and transcripts, World Bank, FRED Economic Data, and Bloomberg.. (1) Organic defined as total revenue growth excluding impact of acquisitions and divestitures. Excludes planned maintenance, weather, and other one-time events as disclosed in the Company's Q4 2016 8-K filing. (2) Average of U.S. and World GDP.

Promises Huntsman Made at Its 2016 Investor Day Regarding 2017 Adjusted EBITDA Also Failed to Materialize

Huntsman spun-off its TiO2 business in mid-2017, and unfortunately, even after benefitting from a $125 million commodity price spike, the core business ended 2017 below the Company's 2016 Investor Day Adjusted EBITDA target.

2017 Actual Core Adjusted EBITDA vs. 2016 Investor Day Target

"…**we benefited this past quarter from a continued spike in our component MDI.** We said in our third quarter call that we believe we benefited by approximately $40 million of extra margin due to this temporary spike…We believe that the fourth quarter benefited by approximately $85 million due to these constraints. **We believe that these one-off conditions will abate**…"

Peter Huntsman, Chairman, President & CEO
February 2018



($ in millions)
Sale of European Surfactants Business(1)
$28
$1,425
$1,300
$1,272
11% Below Target
$1,259
$125
Non-Recurring Commodity Price Spike
$1,139
$969
$1,134
Normalized Adj. EBITDA
2014 Investor Day Target for FY 2016 Core Business(1)
2016 Investor Day Target for FY 2017 Core Business
PF 2016 Investor Day Target for FY 2017 Core Business
FY 2015 Actual(2)
FY 2016 Actual(2)
FY 2017 Actual(2)
On a normalized basis, Huntsman made no progress towards its $1.3 billion Adjusted EBITDA target over two years

Huntsman failed to achieve its 2016 Investor Day Adjusted EBITDA target.

Source: Public company filings, transcripts, and presentations. (1) Huntsman sold its European differentiated surfactants business to Innospec on December 30, 2016. The business contributed $28 million of EBITDA in 2016 per the Company's Q4 2017 8-K filing, which is calculated as the difference between Adjusted EBITDA and pro forma Adjusted EBITDA as disclosed on page 6 of the filing. As a result, because the Company $1,300 million Adjusted EBITDA target had been set before the divestiture of the European differentiated surfactants business, we reduce the target by $28 million. (2) Pro forma for spin-off of Pigments business and sale of European differentiated surfactants business as disclosed in the appendix of the Q4 2017 earnings presentation.

This Is a Company That Is Quick to Make Promises, Yet Has Repeatedly Failed to Deliver

The Company hosted three investor days prior to 2021 – one in 2014, 2016, and 2018. At each investor day, the Company repeatedly made commitments to shareholders but ultimately failed to deliver.

Summary of Past Investor Day Commitments and Actual Results

Investor Day	Commitment	Achieved?
March 2014	Achieve $2.0 billion of Adjusted EBITDA over the next 2 – 3 years.	FAILED
March 2016	Achieve $1.3 billion of Adjusted EBITDA in the core business by 2017.	FAILED
May 2018	Improve share price to ~$60 per share by 2020.(1)	FAILED

Huntsman made new promises at three consecutive investor days, and each time, failed to deliver.

Source: Public company filings, presentations, and transcripts, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

We Believe This Track Record of Missed Promises Explains the Company's Stock Price Underperformance

Prior to hosting its 2021 Investor Day, the Company had presented Adjusted EBITDA targets to shareholders at three consecutive Investor Days (2014, 2016, and 2018), and failed to deliver on all three targets.

2014 Investor Day Target

($ in millions)



$2,000
44%
BELOW
Target
$1,127
Investor Day Adj. EBITDA Target
2016 Actual Adj. EBITDA

The Company targeted $2.0 billion of Adjusted EBITDA over 2 – 3 years, and MISSED its target by 44%

2016 Investor Day Target(1)

($ in millions)



11%
BELOW
Target
$1,259
$125
MDI Price Spike
$1,272
$1,134
Core EBITDA
Investor Day Adj. EBITDA Target (Core Business)
2017 Actual

Normalized for a one-time favorable commodity price spike, the Company would have MISSED its target by 11%

2018 Investor Day Target(2)

($ in millions)



30%
BELOW
Target
$1,284
$895
Investor Day Adj. EBITDA Target (10% CAGR)
2020 Consensus Adj. EBITDA at December 31, 2019

Even prior to COVID in 2020, it seemed clear that the Company would again MISS its target

The Company failed to deliver on Adjusted EBITDA commitments from three consecutive investor days.

Source: Public company filings, transcripts, and presentations. (1) Huntsman sold its European differentiated surfactants business to Innospec on December 30, 2016. The business contributed $28 million of EBITDA in 2016 per the Company's Q4 2017 8-K filing, which is calculated as the difference between Adjusted EBITDA and pro forma Adjusted EBITDA as disclosed on page 6 of the filing. As a result, because the Company $1,300 million Adjusted EBITDA target had been set before the divestiture of the European differentiated surfactants business, we reduce the target by $28 million. (2) 2020 target calculated by taking 2017 Adjusted EBITDA pro forma for the sale of Chemical Intermediates (i.e. $1,040 million) then adjusting for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day presentation, which results in pro forma 2017 Adjusted EBITDA of $965 million. We then apply a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation.

In November 2021, the Company Hosted Yet Another Investor Day and Made Even More Promises to Shareholders

In November 2021, the Company hosted an Investor Day, again committed to improving financial performance, and expressed confidence that the Company would finally be able to deliver on its commitments.

"**We're very excited, and I feel more confident today than I ever have about the future.** I know that's something that everybody always says. But why do I feel that, I feel that because we have more control of these issues…there are going to be headwinds here and there. **But what we can control, what we're focused on as a company, and what we're able to do, I think, puts us in a unique opportunity to further transform this business.**"

Peter Huntsman, Chairman, President & CEO
November 2021

Excerpt From 2021 Investor Day Presentation



Financial Overview
A Compelling Investment Opportunity
Upvalue Portfolio & Continued Margin Expansion
Balanced Capital Allocation & Financial Discipline
Competitive Dividend & Continuation of Our Share Buyback Program
Strong Cash Generation Focus on Shareholder Value Creation
HUNTSMAN
Enriching lives through innovation
Key Financial Targets
Polyurethanes $875M – $950M(1)
Performance Products $360M – $380M
Advanced Materials $225M – $240M
Textile Effects $100M – $110M
Corporate ($190M)
2022 Adj. EBITDA ~$1.4B
2022 Adj. EBITDA Margin ~17%
Free Cash Flow Conversion 40%+
Beyond 2022, Margin Targets 18% - 20%
Underlying macro-economic assumptions include 4.5% World GDP and 4% Global Industrial Production for 2022 per Oxford Economics
(1) Includes Sinopec JV equity income contribution of approximately $80 million
2021 Huntsman Investor Day 78

The Company is promising to improve Adjusted EBITDA margins to 18 – 20% and consistently deliver an Adjusted EBITDA to FCF Conversion of >40%

The Company is again making commitments to shareholders that it will meaningfully improve performance.

Source: Public company filings, presentations, and transcripts.

It Seems That the Company is Simply Recycling Promises From 2018 Upon Which It Has Already Failed to Deliver

The Company is now committing to achieve its 2021 Investor Day Adjusted EBITDA targets by 2024, with many of these "new" targets simply being recycled from the 2018 Investor Day that were meant to be achieved by 2020.

Overview of 2018 vs. 2021 Investor Day Adjusted EBITDA Targets

Business Segment	2018 Investor Day Target		2021 Investor Day Target
Polyurethanes	~20%	Failed	18% - 20%
Performance Products	High-Teens	Failed	20% - 25%
Advanced Materials	>22%	Failed	20% - 25%
Textile Effects	Mid-Teens	Failed	13% - 15%
Total Company	High-Teens	Failed	18% - 20%

With the exception of Performance Products, Adjusted EBITDA margin targets presented at the 2021 Investor Day are <u>substantially the same</u> as those presented in 2018

Many of the 2021 Investor Day targets are simply recycled from failed 2018 Investor Day commitments.

Source: Public company filings and presentations.

More Recently, the Company Cites 2021 Record Results As Evidence of Strong Momentum…We Are Skeptical

In its recent proxy filings, the Company is citing 2021's record financial results as evidence that management is executing well and the Company's strategy is finally starting to take hold.

Huntsman Claims 2021's Results Are Evidence of Strong Momentum and Improved Execution

Dear Fellow Huntsman Shareholder:

We are writing to you, our fellow shareholders, because a New York-based activist hedge fund, Starboard Value LP – who just recently bought shares in our company – is attempting to replace four members of your Board of Directors who are integral to the continued execution of our successful strategy and delivering a promising future for Huntsman and you, our shareholders.

That promising future is not some vague hope. The price of our shares closed at an all-time high in response to our latest results as reported on our 2021 earnings call on February 15, 2022. Those results were driven by the strategic transformation of our portfolio, the material deleveraging of our balance sheet and our focus on sustainability and securing a sustainable future.

To give you a clear sense of what is at stake: our 2021 results were the best in our history with our current portfolio. The Company delivered the strongest profit and margin performance we have ever achieved while delivering on our commitment to significantly increase free cash flow. Our results demonstrate that Huntsman is already delivering higher margins, a less cyclical business and a more valuable company that is primed to take advantage of megatrends in the chemical industry. We reported:

- Adjusted EBITDA of $349 million in fourth quarter 2021 up 45% from $240 million in fourth quarter 2020;
- Free cash flow of $698 million in fourth quarter 2021 compared to $88 million in fourth quarter 2020;
- Achievement ahead of schedule of an annualized run rate of $120 million on our $240 million cost optimization and synergy program; and
- Repurchase of more than $200 million shares in the second half of 2021 and a 13% increase to the quarterly dividend.

We have strong reason to believe that the Company is simply the beneficiary of a highly favorable macro environment based on commentary and performance of its Primary Peers

We are highly skeptical that the Company's 2021 performance is the result of strong execution.

Source: Public company filings.

Please Do Not Be Fooled, Every Primary Peer Posted Record Results in 2021…a Rising Tide Lifts All Boats

Huntsman Claims 2021's Results Are Evidence of Strong Momentum and Improved Execution

2021 was the best year in Huntsman's history: Huntsman's recent financial results demonstrate that the Company's plan is working. The Company reported the strongest profit and margin performance it has ever achieved with its current portfolio, delivering $349 million of adjusted EBITDA in the fourth quarter 2021, up 45% year over year, and significant free cash flow of $698 million, while achieving ahead of schedule an annualized run rate of $120 million on the Company's $240 million cost optimization and synergy program.

Celanese

"Today, I am pleased to report record 2021 adjusted earnings of $18.12 per share and record free cash flow of $1.3 billion. **To surpass the previous record adjusted earnings per share by 65 percent is a remarkable achievement in any year.**"

Lori Ryerkerk, Chairman & CEO – Celanese
January 2022

EASTMAN

"In the face of unprecedented supply disruptions, logistics challenges, labor shortages, COVID variants, and rapid, broad-based inflation, **the Eastman team delivered all-time record revenue and adjusted EPS and is positioned to build on this growth in 2022**"

Mark Costa, Chairman & CEO – Eastman
January 2022

DOW

"**Our performance in the fourth quarter capped a record year for Dow**, which you will see highlighted on Slide 4. In 2021, Team Dow capitalized on the economic recovery, **achieving record sales and earnings performance** despite pandemic-driven uncertainty and industry-wide weather-related challenges."

James Fitterling, Chairman & CEO – Dow
January 2022

Every Primary Peer also had a record year in 2021. Therefore, we believe Huntsman's performance seems to be the result of favorable macro conditions rather than skillful management execution.

Source: Public company filings, presentations, and transcripts.

In Fact, Huntsman's Performance Versus Peers Has Only Gotten Worse Over Time

The Company's profitability has not meaningfully improved since its IPO and continues to trail both its Performance and Primary Peers.

Historical Adjusted EBITDA Margin – Huntsman vs. Peers(1)(2)

Average EBITDA Margin

	Huntsman	Primary Peers	Delta to Primary Peers	Perf. Peers	Delta to Perf. Peers
Since IPO	11%	16%	(5%)	18%	(7%)
2012 - 2021 (10-Year)	13%	18%	(5%)	20%	(7%)
2017 - 2021 (5-Year)	13%	19%	(6%)	21%	(8%)
2019 - 2021 (3-Year)	13%	19%	(6%)	21%	(9%)

Huntsman's margin deficit versus peers has **WORSENED** over time



~900bps
DEFICIT
~500bps
DEFICIT
Adjusted EBITDA Margin
25%
20%
15%
10%
5%
0%
11%
10%
9%
6%
7%
9%
11%
12%
11%
12%
12%
12%
14%
15%
12%
11%
15%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017(3)
2018(3)
2019
2020
2021
Huntsman
Average of Primary Peers(4)
Average of Performance Peers(4)

The Adjusted EBITDA margin gap between Huntsman and its peers has continued to widen over time.

Source: Public company filings, presentations, and transcripts. (1) Adjusted EBITDA margins reflect figures as reported in each fiscal year, and is not pro forma for acquisitions and divestitures made in subsequent periods. To the extent Adjusted EBITDA is not a reported metric, we have assumed Adjusted EBITDA equals Adjusted EBIT plus depreciation & amortization. (2) We calculate Adjusted EBITDA to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Excludes $125 million in 2017 and $80 million in 2018 from both revenue and EBITDA related to one-time favorable commodity price spikes as disclosed by the Company. (4) See Glossary in Supplemental Information section for definition.

The Company Has a Track Record of Overpromising and Failing to Deliver

Over the years, the Company has made a series of optimistic pronouncements that have not come to fruition.

Management Again Promising a Better Future at the 2021 Investor Day

"**We're very excited, and I feel more confident today than I ever have about the future.** I know that's something that everybody always says. But why do I feel that, I feel that because we have more control of these issues…there are going to be headwinds here and there. **But what we can control, what we're focused on as a company, and what we're able to do, I think, puts us in a unique opportunity to further transform this business.**"

Peter Huntsman, Chairman, President & CEO
November 2021

Summary of Management's Missed Promises Over Many Years ***(cont'd on following pages)***

July 2014	"**So as we look at that $2 billion run rate**, I don't see any pie in the sky…**So I feel, today, even more confident in that number than I was when -- in March, when we gave that number to our investors.**" *Peter Huntsman, President & CEO*	**FAILED**
September 2014	"We've spent a lot of time with the investment community talking about a bridge, how we get from where we are to that $2 billion. **I think if you dig into those numbers, you'll see that it's certainly achievable in the next 2 to 3 years.**" *John Heskett, VP – Treasury & Planning*	**FAILED**

Huntsman has a track record of failing to deliver on its commitments.

Source: Public company filings, presentations, and transcripts.

The Company Has a Track Record of Overpromising and Failing to Deliver (cont'd.)

Over the years, the Company has made a series of optimistic pronouncements that have not come to fruition.

December 2014	"Our LTM is about $1.4 billion. We have an objective to go to $2 billion of EBITDA. Many of our businesses are sort of at that level…**But really, on track we think near term to get to that $2 billion of EBITDA**." *Kimo Esplin, CFO*	**FAILED**
February 2015	"**I would say that we should quite soundly beat the projections that we gave for the $2 billion.** Again, we still have a great deal of confidence in the $2 billion number…**I think that when we look at the overall composite, we still feel very confident about that.**" *Peter Huntsman, President & CEO*	**FAILED**
April 2015	"About a year ago, at our Investor Day, we introduced to the market our near-term EBITDA target of $2 billion. We believed that we could achieve this number in the next two to three years…**we continue to target a $2 billion run rate in 2017.**" *Peter Huntsman, President & CEO*	**FAILED**
February 2016	"**If we look at our business without our existing Ti02 division, we would be looking at 2016 as a record year for…EBITDA margins**, a materially different and stronger company than we what we have today." *Peter Huntsman, President & CEO*	**FAILED**

Huntsman has a track record of failing to deliver on its commitments.

Source: Public company filings, presentations, and transcripts.

The Company Has a Track Record of Overpromising and Failing to Deliver (cont'd.)

Over the years, the Company has made a series of optimistic pronouncements that have not come to fruition.

Date	Statement	Result
March 2016	"And if we were a business today that we're separated from our TiO2, **we would be going into 2016 saying…2016 will be a record EBITDA margin year in the history of this company.**" *Peter Huntsman, President & CEO*	FAILED
April 2016	"…as much as this is a business that when you start looking at the core performance, **if you look at Huntsman without TiO2, we would be going into 2016 here…with some of the highest margins we've ever had in our history and with better than GDP growth.**" *Peter Huntsman, President & CEO*	FAILED
May 2018	"So I'll end my remarks on where I started with **wanting this slide to be emblazoned in your mind. Again, as I look at the 4 steps that I think get this company another $20 to $30 a share, I think that these are all eminently doable.**" *Peter Huntsman, Chairman, President & CEO*	FAILED
July 2018	"**We remain very confident in delivering on the 2020 plans that we shared with you then.** We are committed to the significant value creation upside of more than $27 per share by the end of 2020." *Peter Huntsman, Chairman, President & CEO*	FAILED

Huntsman has a track record of failing to deliver on its commitments.

Source: Public company filings, presentations, and transcripts.

The Company Has a Track Record of Overpromising and Failing to Deliver (cont'd.)

Over the years, the Company has made a series of optimistic pronouncements that have not come to fruition.

Date	Statement	Outcome
February 2019	"**At the present time with the current forecast we have, our 2019 should be within 5% to 7% of our 2018 EBITDA**…" *Peter Huntsman, Chairman, President & CEO*	**FAILED**
April 2019	"**When the price gets substantially higher than it is today, we'll make a decision to sell [Venator]**….And I think it will gradually see improving fundamentals here, and we will judiciously look at our shares, and we'll sell them at a time that makes sense for us." *Peter Huntsman, Chairman, President & CEO*	**FAILED**
April 2019	"Putting it all together, if Europe does improve as the Americas returns to plan, our full year EBITDA will be close to the lower end of our initial EBITDA guidance of down 5% to 7% from 2018. **However, if the economic conditions within those region stays at current levels, our current year EBITDA maybe down 10% or so**…" *Peter Huntsman, Chairman, President & CEO*	**FAILED**

Huntsman has a track record of failing to deliver on its commitments.

Source: Public company filings, presentations, and transcripts.

Wall Street Analysts Also Do Not Seem to Believe That Huntsman Will Deliver on Its Latest Investor Day Targets

We believe Wall Street consensus estimates suggest a high degree of skepticism regarding the Company's 2021 Investor Day targets as estimated Adjusted EBITDA margins continue to be below the low-end of the Company's targeted range.

"For some cynics in Chemicals who have more grey hairs than ourselves, they've sat through previous HUN investor days that also felt compelling but ultimately didn't translate into results. **There are a number of (fair) reasons for management to believe that "now is different" (upgraded portfolio, much cleaner balance sheet), but that is the historical challenge the stock is facing: Convincing the incremental buyer that this time is different.** We think the setup into 2022-23 could be interesting if we get a few more good results on the board, but **execution will be the ultimate determinant.**"

Barclays
November 2021

Huntsman 2021 Investor Day Adjusted EBITDA Margin Target versus Consensus Estimates(1)



2021 Investor Day Adjusted EBITDA Target Range
20%
18%
16.2%
16.6%
16.7%
Wall Street Consensus Estimates
2022E
2023E
2024E

Wall Street consensus estimates for Adjusted EBITDA margins are BELOW the Company's targeted range

There seems to be significant skepticism among Wall Street analysts that Huntsman will achieve its targets.

Source: Company filings, transcripts, and presentations, Wall Street consensus. (1) Wall Street consensus estimates as of February 25, 2022.

Why Should Shareholders Believe the Company's Promises Will Finally Be Fulfilled?

The Company has already fooled shareholders three times since 2014 – why will this time be different?

Investor Day	Commitment	Achieved?	
2014 Investor Day	Achieve $2.0 billion of Adjusted EBITDA over the next 2 – 3 years	✘	Fooled Shareholders ONCE…
2016 Investor Day	Achieve $1.3 billion of Adjusted EBITDA in the core business by 2017	✘	Fooled Shareholders TWICE…
2018 Investor Day	Achieve 10% Adjusted EBITDA CAGR through 2020 and improve share price to ~$60 per share by 2020(1)	✘	Fooled Shareholders THREE TIMES…

The definition of insanity is doing the same thing over and over again and expecting different results!

Without change and significantly greater oversight, shareholders will end up incredibly disappointed again.

Source: Public company filings, presentations, and transcripts. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

5. Poor Governance Practices

The Board Has Numerous Pervasive and Troubling Interconnects That Have Been Consistently Overlooked By ALL Members of the Board

We believe both the Board and the Nominating and Corporate Governance Committee ("Nom & Gov" or the "Governance Committee") have proved unwilling or incapable of addressing seemingly obvious interconnects.

Nominating and Corporate Governance Committee



Dr. Beckerle
Since 2011



Ms. Egan
Since 2020



Mr. Archibald
(2005 – 2022)



Sir Margetts
(2010 – 2022)



Mr. Burns
(2010 – 2022)

NOT INDEPENDENT

Other Board Members



Mr. Reaud
(2005 – 2022)



Mr. Ferrari
Since 2018



Ms. Dulá
Since 2020



Ms. Tighe
Since 2019



Ms. McGovern
Since 2021

Governance Failures

- Complicit in apparent and problematic interlocks
- Repeatedly failed to refresh long-tenured and interconnected directors
- Repeatedly waived the Board's mandatory retirement policy for interconnected directors
- Added directors lacking board experience and chemicals expertise to a Board that already lacked industry experience
- Committee is not composed of truly independent members and has approved sham independence

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Over the years, the Board has consistently failed to address numerous potential conflicts of interest.

Source: Public company filings.

Prior to Starboard's Involvement, the Board Had Numerous Interconnects That <u>ALL</u> Members Had Overlooked For Years

Huntsman had an incredibly entrenched Board with numerous professional, financial, and personal interconnects between both its members and/or the Huntsman family.



NOT INDEPENDENT

Dr. Mary Beckerle
Director Since 2011

CEO of the Huntsman Cancer Institute ("HCI") which has received substantial funding from both the Huntsman Family and the Company



Nolan Archibald
(2005 – 2022)

Served on the same Board and co-owns Red Ledges, a luxury golf development, with Mr. Burns



M. Anthony Burns
(2010 – 2022)

"Old friend" of the Huntsman family, in addition to numerous conflicts with Mr. Archibald[(1)]



Peter Huntsman
Director Since 1994

Served together on the Board of Venator; has previously donated to the Huntsman Cancer Foundation ("HCF")

Previous direct report and serves on Venator Board with Mr. Huntsman, overseeing significant value destruction

"Incredible friend" of the Huntsman family; donates to the HCF; Peter Huntsman sits on his Charity's Board[(2)]



Sir Robert Margetts
(2010 – 2022)

As Vice Chairman at Imperial Chemical Industries, Sir Margetts oversaw Mr. Ferrari, a senior executive at ICI



Daniele Ferrari
Director Since 2018



Wayne Reaud
(2005 – 2022)

For years, <u>ALL</u> directors had overlooked numerous concerning conflicts among Board members.

Source: Public company filings, press releases. Huntsman, Jon. *Barefoot to Billionaire.* Harry N. Abrams. 2015. Huntsman, Jon. *Winners Never Cheat: Even in Difficult Times, New and Expanded Edition.* Pearson FT Press. 2008. . (1) See *Barefoot to Billionaire* Page 139. (2) See *Barefoot to Billionaire* Page 381.

In Particular, Dr. Mary Beckerle Has Deep Financial Ties to the Huntsman Family, Which We Believe Invalidates Her Independence

Dr. Mary Beckerle is the Chief Executive Officer of the Huntsman Cancer Institute ("HCI") at the University of Utah. HCI was founded by the Huntsman family and continues to receive substantial funding from the Huntsman Cancer Foundation ("HCF"), of which Peter Huntsman is Chairman and CEO.

HUNTSMAN CANCER FOUNDATION

Chairman & CEO

HCF is the fundraising arm of HCI, and its donations constitute a meaningful portion of HCI's operating budget

UNIVERSITY OF UTAH HUNTSMAN CANCER INSTITUTE

CEO since 2006



Peter Huntsman

Chairman & CEO

Duty to provide oversight as a Director



Dr. Mary Beckerle

Director since 2011

HUNTSMAN

We believe Peter Huntsman is directly responsible for allocating funding to Dr. Beckerle's organization.

Source: Public company filings, University of Utah website.

The Huntsman Family Has Donated Almost $750 Million to HCI, Which Employs and Pays Dr. Beckerle >$1 Million Per Year

Dr. Beckerle is a beneficiary of substantial donations from the Huntsman family. Despite this fact, the Board shockingly claims Dr. Beckerle is an "independent" director.

Almost $750 million in donations

~$1.05 million in annual compensation(1)



Peter Huntsman and the Huntsman Family

UNIVERSITY OF UTAH HUNTSMAN CANCER INSTITUTE

HUNTSMAN CANCER FOUNDATION



Dr. Mary Beckerle

The Huntsman Family Has Donated Almost $750 million to the HCI

Mr. Huntsman and his wife, Karen, founded Huntsman Cancer Institute (HCI) in 1995 to accelerate the work of curing cancer through human genetics. Mr. Huntsman's early contributions to HCI amounted to $225 million. HCI is now one of America's major cancer centers dedicated to finding a cure. The combined facility features leading-edge research laboratories and a state-of-the-art hospital treating cancer patients. Today, approximately $1.5 billion has been directed to the building of HCI, almost half of which was donated by the Huntsman family.

Dr. Beckerle receives >$1 million in annual compensation from Huntsman Family-funded organizations.

Source: Huntsman Cancer Institute, Huntsman Cancer Foundation, Utah Office of the State Auditor website. (1) $100k stipend from Huntsman Cancer Foundation and ~$950k in compensation from the University of Utah / Huntsman Cancer Institute.

In Addition to the Huntsman Family, Other Directors and Company Executives Have Made Sizeable Donations to HCI

Board members and senior executives have also donated significant funds to HCI / HCF, which we believe creates further financial conflicts of interest with Dr. Beckerle.

HUNTSMAN CANCER FOUNDATION

UNIVERSITY OF UTAH HUNTSMAN CANCER INSTITUTE

~$1.05 million in annual compensation[(1)]



Dr. Mary Beckerle
Director

Audit Committee

Nominating and Corporate Governance Committee

Donated
+ $1 million

Donated
$250k to $500k

Donated
$10k to $50k

Beaumont Foundation of America

Reaud Charitable Foundation

Donated
$50k to $100k



Sir Robert Margetts
Director



Wayne Reaud
Director



Anthony Hankins
Chief Executive Officer, Asia Pacific
Division President, Polyurethanes

Dr. Beckerle has concerning interlocks with other members of the Board and management team.

Source: Huntsman Cancer Institute, Huntsman Cancer Foundation, Utah Office of the State Auditor website. (1) $100k stipend from Huntsman Cancer Foundation and ~$950k in compensation from the University of Utah / Huntsman Cancer Institute.

The Huntsman Family Has Also Personally Interceded to Save Dr. Beckerle's Job at HCI

In 2017, Dr. Beckerle was briefly terminated from her position as CEO of HCI, but was reinstated by the University of Utah following significant pressure from the Huntsman family, including threats of pulling $250 million of funding from HCI.

News Article Detailing Threat of Pulled Donation(1)

SALT LAKE CITY — Had the University of Utah not reinstated the CEO of the Huntsman Cancer Institute, Jon Huntsman Sr. confirmed Wednesday that it would have lost a quarter-of-a-billion-dollar donation from his family's foundation.

Huntsman told the Deseret News that the deal — designed to give payments to the facility over eight years, totaling $250 million — "was pretty well settled" before Huntsman Institute Director and CEO Mary Beckerle was fired on April 17. But the decision to let her go changed everything, he said.

Asked whether the money would have been withheld had Beckerle not been reinstated, Huntsman responded, "Of course it would have been."

"Nobody's going to tolerate people being fired at any institution or any charity ... for no cause, no reason, no explanation — just fired — (when that person is) doing an excellent job and they're world-renowned and we respect them," Huntsman said.

"Of course we would never donate to that charity again, nor would anybody else. People don't give money to be surprised in that manner."

The Utah business and philanthropy giant said he no longer anticipates any problems in completing the $250 million donation.

Email Obtained by the Salt Lake Tribune

On 4/22/17, 5:04 PM, "Peter R Huntsman" <peter@huntsman.com> wrote:

>
>President,
>
>We have entered the battle I hoped we could have averted.
>
>Regardless of what you may think, I really do hope we can have an amicable
>resolution. I have no desire to see you leave and hope we can re-engage
>and
>build the institute we both want. I consider you a good and trusted friend
>who never wanted such a dispute.
>
>Please do not feel you need to respond, as I know these are sensitive
>times.
>
>I hope we can have a fireside chat someday.
>
>Peter
>
>> On Apr 18, 2017, at 8:42 AM, David W. Pershing <David.Pershing@utah.edu>
>wrote:

The Huntsman family would have withheld a $250 million donation had Dr. Beckerle not been reinstated

Peter Huntsman personally petitioned David Pershing, the then-President of the University of Utah, after Dr. Beckerle was fired

We believe Dr. Beckerle owes her current position at HCI to the Huntsman family.

Source: Deseret News, Salt Lake Tribune. (1) "Huntsman: Firing nearly cost University of Utah $250 million" by Ben Lockhart, published 4/26/17 by Deseret News.

We Believe the Huntsman Family Wields Significant Ongoing Influence Over HCI and Dr. Beckerle

Following Dr. Beckerle's reinstatement, the HCF and the University of Utah entered into an agreement to establish guidelines for governing HCI. As part of this agreement, an oversight committee was established to review HCI's performance and resolve disputes between the University of Utah and the HCF.

Memorandum of Understanding: HCF and the University of Utah

The new memorandum addresses finances and the reporting structure and authority of HCI's CEO and director, as well as creates a joint oversight committee.

The CEO and director, a position currently held by Mary Beckerle, will continue to report to the president of the U as was announced at the time of Beckerle's reinstatement. She will also be able to make cancer-related faculty appointments in partnership with departmental chairs and relevant hospital leadership.

The joint oversight committee will review the performance of HCI, resolve disputes between the U and Huntsman Cancer Foundation and approve leadership changes. The committee will have five members — the president of the university, the CEO of Huntsman Cancer Foundation, one person appointed each by the U and the foundation, and a "prominent cancer specialist, who is not directly associated with either of the parties or HCI." That unaffiliated expert must be chosen jointly by the president of the U and the CEO of Huntsman Cancer Foundation.

We believe the Huntsman family exerts significant ongoing influence over HCI and Dr. Beckerle through agreements with the University of Utah, funding commitments, and an oversight committee.

Source: The Daily Utah Chronicle.

Despite Obvious Conflicts, the Board Has Shockingly and Repeatedly Classified Dr. Beckerle as Independent

Dr. Beckerle has clear and substantial outside financial ties to the Huntsman family. Alarmingly, Dr. Beckerle's fellow Board members have repeatedly classified her as an independent director.

Pre-Starboard Non-Management Directors: Approve Dr. Beckerle as Independent?

	 *Mr. Archibald*	 *Mr. Reaud*	 *Sir Margetts*	 *Mr. Burns*	 *Mr. Ferrari*	 *Ms. Tighe*	 *Ms. Dulá*	 *Ms. Egan*	 *Ms. McGovern*
2018 Annual Meeting	✓	✓	✓	✓	✓				
2019 Annual Meeting	✓	✓	✓	✓	✓	✓			
2020 Annual Meeting	✓	✓	✓	✓	✓	✓			
2021 Annual Meeting	✓	✓	✓	✓	✓	✓	✓	✓	✓
2022 Annual Meeting	✓	✓	✓	✓	✓	✓	✓	✓	✓

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

We question how the Board repeatedly determined Dr. Beckerle's independence despite glaring conflicts.

Source: Public company filings.

We Believe Dr. Beckerle Is Not Independent And Question the Board's Repeated Poor Judgement

We believe Dr. Beckerle is not independent given her substantial relationships with the Huntsman family. In determining otherwise, we believe the Board ignored numerous key facts and exercised poor judgement.

Facts Considered by the Board	Facts Ignored by the Board
Peter Huntsman does not have any ownership interest in the Huntsman Cancer Institute	The Huntsman family has donated almost $750 million to HCI
Huntsman Corporation matches charitable contributions made by its employees to the Huntsman Cancer Foundation	The Huntsman family's contributions account for almost half of the cumulative total donations received by HCI
Peter Huntsman is the Chairman and CEO of Huntsman Cancer Foundation	Other directors and executive officers have donated substantial amounts to HCI
Huntsman Cancer Foundation contributes $100,000 to Dr. Beckerle for serving as the CEO of the Institute	The Huntsman family threatened to withhold $250 million in donations after Dr. Beckerle was fired as CEO of HCI, which ultimately led to her reinstatement as CEO
Dr. Beckerle's annual compensation from the University of Utah is set by her supervisor, currently the University President, with no input from the Huntsman Cancer Foundation	The Huntsman family has significant influence over the governance and finances of HCI
	Dr. Beckerle receives ~$1 million in annual compensation from HCI(1)

We believe the Board conducted an incomplete analysis of Dr. Beckerle's independence and a consideration of all the facts suggests Dr. Beckerle is clearly not independent

We believe Dr. Beckerle is clearly not independent and question how the Board repeatedly decided otherwise.

Source: Huntsman Cancer Institute, Huntsman Cancer Foundation, Utah Office of the State Auditor website. (1) $100k stipend from Huntsman Cancer Foundation and ~$950k in compensation from the University of Utah / Huntsman Cancer Institute.

In Addition to Dr. Beckerle, We Believe Mr. Ferrari Is Also Highly Conflicted Due to Interconnects With Other Directors

Daniele Ferrari was an employee at both Huntsman and Imperial Chemical Industries, and reported to Peter Huntsman and Robert Margetts, respectively. All three directors also served together on the Board of Venator.

VENATOR

Peter Huntsman	Daniele Ferrari	Sir Robert Margetts
Venator Director Since 2017	Venator Director Since 2017	Venator Director (2017 – 2021)
		
Huntsman Director Since 1994	Huntsman Director Since 2018	Huntsman Director (2010 – 2022)

Mr. Ferrari was a senior executive at Huntsman from 1997 to 2011, while Mr. Huntsman was CEO

Mr. Ferrari was an employee at ICI from 1986 to 1997 where Mr. Margetts was a senior executive and member of the Main Board

HUNTSMAN

We question whether Mr. Ferrari can truly act independently given these strong interconnects.

Source: Public company filings, news articles.

Not Only Has Mr. Ferrari Overseen Significant Destruction of Value As a Huntsman and Venator Director…

Under Mr. Ferrari's (and Mr. Huntsman's) stewardship, Venator's stock price declined nearly 90% between its IPO and when Huntsman sold its stake to SK Capital.(1)

Venator Historical Stock Price Chart



$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Aug-17
Feb-18
Aug-18
Feb-19
Aug-19
Feb-20
Aug-20
Feb-21
Aug-21
August 3, 2017
($20.65 / share)
Mr. Ferrari joins the Venator Board at IPO
May 23, 2018
($18.42 / share)
Huntsman commits to monetizing Venator stake for $1.0 billion
August 28, 2020
($1.99 / share)
Huntsman announces the sale of most of its ownership in Venator to SK Capital for ~$120 million, a small fraction of the $1.0 billion goal
$20.65
$1.99
90% decrease between when Mr. Ferrari joined the Board until the sale of Huntsman's stake to SK Capital

We are also concerned with Mr. Ferrari's track record of overseeing shareholder value destruction.

Source: Public company filings, CapitalIQ. (1) Measured from August 3, 2017, the date of Venator's IPO, to August 28, 2020, the day that Huntsman disposed of its Venator holdings to SK Capital.

… But Mr. Ferrari Appears To Have Been On All Sides of Huntsman's Sale of Its Venator Stake to SK Capital

Not only was Mr. Ferrari a director of both Venator and Huntsman, but Mr. Ferrari also joined SK Capital shortly after SK Capital recorded unrealized gains of ~$100 million from its acquisition of Huntsman's Venator stake.

Huntsman



Mr. Huntsman
Since 1994



Sir Margetts
2010 – 2022



Mr. Ferrari
Since 2018

$140 million purchase price
(<15% of $1 billion goal)

SK Capital



Mr. Ferrari
Since 2021

Mr. Ferrari joined SK Capital shortly after SK Capital recorded >$100 million in unrealized gains from its acquisition of Huntsman's Venator stake!

40% ownership stake in Venator

Venator



Mr. Huntsman
Since 2017



Sir Margetts
2017 - 2021



Mr. Ferrari
Since 2017

We are concerned that Mr. Ferrari's various roles at Venator, Huntsman, and SK Capital result in significant conflicts of interest.

Source: Public company filings and press releases, SK Capital website, CapitalIQ.

Mr. Ferrari Was Hired By SK Capital After >$100 Million In Value Was Transferred From Huntsman to SK Capital

In 2020, Huntsman divested its remaining stake in Venator to SK Capital. <u>Not only did Mr. Ferrari (and Mr. Huntsman) serve on the Board of both Huntsman and Venator, Mr. Ferrari then joined SK Capital as a Senior Director.</u>

Venator Historical Stock Price Chart



$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
August 28, 2020:
Huntsman announces the sale of most of its ownership in Venator to SK Capital for ~$120 million, <15% of the $1.0 billion goal that had been promised to shareholders
February 16, 2021:
SK Capital hires Daniele Ferrari as a Senior Director after >$100 million in value was transferred from Huntsman to SK Capital(1)
$4.30
$1.99
116% Increase!

We find the timing of these two events highly questionable.

Source: Public company filings, CapitalIQ. (1) Calculated as gains on 42.5 million shares purchased by SK Capital at ~$2.35 per share plus theoretical gains on 9.5 million shares available for SK Capital to purchase at $2.15 per share under its 30-month option agreement with Huntsman.

In Summary, Mr. Ferrari's Involvement With Other Huntsman Directors, as Well as SK Capital, Is Highly Concerning

Mr. Ferrari has spent ~24 years working for Huntsman Directors (Mr. Huntsman and Sir Margetts). More troubling, he recently joined SK Capital after a significant transfer of value from Huntsman to SK Capital.

Timeline of Mr. Ferrari's Work Experience

ICI
- 1986 — Begins working at Imperial Chemicals Industries
- 1997 — Leaves ICI and joins Huntsman Corporation

Worked at ICI for 10 years where Sir Margetts was a senior executive; both serve on Huntsman's Board

Huntsman
- 2009 — Appointed Division President of Performance Products, Huntsman
- 2011 — Resigns from Huntsman and joins Versalis S.p.A. as Chief Executive Officer

Worked at Huntsman for fourteen years, reporting directly to Peter Huntsman from 2009 - 2011

Versalis S.p.A.
- 2017 — Appointed to the Venator Board of Directors
- 2018 — Appointed to the Huntsman Board of Directors

Oversaw shareholder value destruction at both companies[1]

- 2020 — Huntsman sells Venator stake to SK capital, in aggregate only receives $140 million of the original $1 billion goal[2]
- 2020 — Mr. Ferrari leaves Versalis S.p.A

SK Capital
- 2021 — Joins SK Capital as a Senior Director

Allowed Huntsman to fire-sale Venator to SK Capital and then joined SK Capital after >$100 million transfer of value from Huntsman to SK Capital!

We believe Mr. Ferrari's professional and financial interconnects are highly concerning.

Source: Public company filings, LinkedIn, news articles. (1) Mr. Ferrari was appointed to the Huntsman Board effective March 7, 2018. Between that time and Starboard's Schedule 13D filing on September 27, 2021, Huntsman's share price, adjusted for dividends, declined 2%. (2) Proceeds to Huntsman calculated as $100 million received from SK Capital, plus $20 million assuming SK Capital exercises its option to purchase Huntsman's remaining shares, and $20 million from Huntsman's selling a 4% stake in Venator in December 2018.

Dr. Beckerle and Mr. Ferrari Aside, ALL Board Members Also Permitted Other Highly Concerning Interlocks

We believe both the Board and Nominating and Governance Committee have failed to address troubling and apparent interlocks between long-tenured directors that hold leadership positions.

Other Interconnections Permitted by the Board



Nolan Archibald
(2005 – 2022)
Ex-Governance Committee Chair

Co-owners of Red Ledges, a luxury golf development in Utah, since 2005

Served on the Board of Stanley Black & Decker together. Mr. Burns approved Mr. Archibald's pay package worth over $89 million over three years



M. Anthony Burns
(2010 – 2022)
Ex-Audit Committee Chair



Wayne Reaud
(2005 – 2022)
Ex-Compensation Committee Chair
Ex-Litigation Committee Chair

Mr. Huntsman serves as one of three directors on the board of Beaumont Foundation of America, a charitable organization founded and chaired by Mr. Reaud

Mr. Reaud is a substantial donor to the Huntsman Cancer Foundation where Mr. Huntsman is the Chairman and CEO



Peter Huntsman
Director Since 1994

We believe the Board ignored obvious interconnects among its most long-tenured directors.

Source: Public company filings and press releases, public website, news articles.

In Summary, Prior to Starboard's Involvement, ALL Directors Repeatedly Failed to Address the Board's Numerous Conflicts

We believe Huntsman had an incredibly entrenched Board with numerous professional, financial, and personal interconnects between both its members and/or the Huntsman family.



NOT INDEPENDENT

Dr. Mary Beckerle
Director Since 2011

CEO of the Huntsman Cancer Institute ("HCI") which has received substantial funding from both the Huntsman Family and the Company



Nolan Archibald
(2005 – 2022)

Served on the same Board and co-owns Red Ledges, a luxury golf development, with Mr. Burns



M. Anthony Burns
(2010 – 2022)

"Old friend" of the Huntsman family, in addition to numerous conflicts with Mr. Archibald[1]



Peter Huntsman
Director Since 1994

Served together on the Board of Venator; has previously donated to the Huntsman Cancer Foundation ("HCF")

Previous direct report and serves on Venator Board with Mr. Huntsman, overseeing significant value destruction

"Incredible friend" of the Huntsman family; donates to the HCF; Peter Huntsman sits on his Charity's Board[2]



Sir Robert Margetts
(2010 – 2022)

As Vice Chairman at Imperial Chemical Industries, Sir Margetts oversaw Mr. Ferrari, a senior executive at ICI



Daniele Ferrari
Director Since 2018



Wayne Reaud
(2005 – 2022)

For years, ALL directors had overlooked numerous concerning conflicts among its members.

Source: Public company filings, press releases. Huntsman, Jon. *Barefoot to Billionaire.* Harry N. Abrams. 2015. Huntsman, Jon. *Winners Never Cheat: Even in Difficult Times, New and Expanded Edition.* Pearson FT Press. 2008. (1) See *Barefoot to Billionaire* Page 139. (2) See *Barefoot to Billionaire* Page 381.

Prior to Starboard's Involvement, the Board Had Also Avoided Any Real Refreshment

Prior to Starboard's involvement in 2021, there was no refreshment of highly-conflicted directors. Rather, the Board merely added new directors while keeping legacy interlocked directors in key positions of power.

Huntsman Board of Directors (2018 – 2021)(1)



2018
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
2019
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
2020
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
Ms. Dulá
Ms. Egan
2021
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
Ms. Dulá
Ms. Egan
Ms. McGovern

NO legacy directors were refreshed between 2018 - 2021; new directors were ALL added by expanding the size of the Board

Prior to Starboard's involvement, the Board apparently made no effort to replace legacy and conflicted directors.

Source: Public company filings (1) As of year end, December 31st.

The Board Only Added Directors With No Chemicals Experience, Despite Already Lacking Industry Expertise

We question whether these directors are the best suited to provide accountability to an already entrenched management team and Board.

Non-Management Directors Lack Industry Experience

	Director Since	Chemicals Expertise?
Nolan Archibald	2005	✗
Wayne Reaud	2005	✗
M. Anthony Burns	2010	✗
Sir Robert Margetts	2010	✓
Dr. Mary Beckerle	2011	✗
Daniele Ferrari	2018	✓
Jan Tighe	2019	✗
Sonia Dulá	2020	✗
Cynthia Egan	2020	✗
Jeanne McGovern	2021	✗

We believe Dr. Beckerle is not truly independent

Newly added directors added over the last four years ALL lack relevant industry expertise

We question whether these directors are the best suited to provide accountability.

Source: Public company filings.

ALL Members of the Board, Including Those Added In Recent Years, Also Waived Policies Intended to Promote Refreshment

The Company's corporate governance guidelines prohibit directors 75 years old and over from being nominated at the annual meeting. However, for three consecutive years, the Board repeatedly waived this retirement policy for Nolan Archibald and M. Anthony Burns, two long-tenured leaders on the Board.

			Did the Board Enforce Mandatory Retirement Policy?		
	Director	Current Age	2019 Annual Meeting	2020 Annual Meeting	2021 Annual Meeting
	Nolan Archibald *(Ex-Nom & Gov Chair)*	78	✗	✗	✗
	M. Anthony Burns *(Ex-Compensation Chair)*	79	✗	✗	✗

We question why the Board, including new members added between 2018 – 2021, chose to overlook problematic conflicts and keep highly-interconnected directors on the Board?

By waiving the mandatory retirement age for three consecutive years, we believe ALL members of the Board demonstrated a concerning disregard for governance best practices and a strong preference for the status quo.

Source: Public company filings.

Ultimately, We Believe the Refusal to Address Numerous Interlocks Represents a Significant Failure

We believe the Nominating and Corporate Governance Committee has proved unwilling or incapable of addressing seemingly obvious interconnects.

Nominating and Corporate Governance Committee



Dr. Beckerle
Since 2011



Ms. Egan
Since 2020



Mr. Archibald
(2005 – 2022)



Sir Margetts
(2010 – 2022)



Mr. Burns
(2010 – 2021)

NOT INDEPENDENT

Other Board Members



Mr. Reaud
(2005 – 2022)



Mr. Ferrari
Since 2018



Ms. Dulá
Since 2020



Ms. Tighe
Since 2019



Ms. McGovern
Since 2021

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Governance Failures

- Complicit in apparent and problematic interlocks
- Repeatedly failed to refresh long-tenured directors
- Repeatedly waived the Board's mandatory retirement policy for interconnected directors
- Added directors lacking board experience and chemicals expertise to a Board that already lacked industry experience
- Committee is not composed of truly independent members and has approved sham independence

The Board failed to properly address multiple potential conflicts of interest.

Source: Public company filings.

6. Problematic Compensation Practices

We Believe the Board and Compensation Committee Has Consistently Engaged In Problematic Compensation Practices

The Board and Compensation Committee have engaged in troubling compensation practices that have failed to hold management accountable for underperformance and missed promises to investors.

Compensation Committee[(1)]



Mr. Archibald
(2005 – 2022)



Mr. Ferrari
Since 2018



Mr. Reaud
(2005 – 2022)

Other Board Members



Dr. Beckerle
Since 2011



Ms. Egan
Since 2020



Ms. Tighe
Since 2019

NOT INDEPENDENT



Ms. Dulá
Since 2020



Mr. Burns
(2010 – 2022)



Sir Margetts
(2010 – 2022)



Ms. McGovern
Since 2021

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Problematic Compensation Practices

- Selected inappropriate Proxy Peers to benchmark executive compensation
- Poor compensation practices in determining CEO base salary
- Failed to hold management accountable for failed investor day promises
- Revised Adj. EBITDA compensation targets downward in the middle of 2020
- Skewed annual bonus payout structure that disproportionately rewards slight outperformance
- Questionable Performance Peer selection practices
- Concerning corporate perquisites

We believe the Board's compensation practices must be significantly improved in order to drive accountability.

Source: Public company filings. (1) Compensation committee composition prior to Starboard's Schedule 13D filing in September 2021, which excludes Sonia Dulá, who was added to the committee in January 2022.

Proxy Advisors Have Highlighted the Company's Poor Pay-for-Performance Relative to Proxy Peers

Both Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co. ("Glass Lewis"), the two most influential shareholder advisory firms, have noted that the Board has granted the CEO top quartile pay despite bottom quartile performance relative to Proxy Peers.

Excerpt from 2021 ISS Report



FINANCIAL PERFORMANCE ASSESSMENT

Blue boxes indicate the company's quartile rankings compared to ISS' selected peer group in the applicable measure/metric, measured over three years. The leftmost box indicates bottom quartile and rightmost box indicates top quartile.

Measure		Quartile Ranking vs. Peers
Pay		
Weighted Performance		

Metrics	Long-Term Performance	Quartile Ranking vs. Peers
EVA Margin	-2.22	
EVA Spread	-2.34	
EVA Momentum (Sales)	-1.43	
EVA Momentum	-1.54	

Excerpt from 2021 Glass Lewis Report



100
0
PERFORMANCE PERCENTILE
A
B
C
D
F
0
100
COMPENSATION PERCENTILE

ISS has highlighted to shareholders that over a three-year period, bottom quartile performance has been rewarded with top quartile pay

Huntsman has received an "F" from Glass Lewis on executive compensation for two consecutive years as pay was more than its Proxy Peers, notwithstanding poor relative performance

Huntsman compensates its executives significantly more than its Proxy Peers, even though performance has been significantly worse.

Source: ISS, Glass Lewis.

We Believe the Board Approved Proxy Peers For Compensation Benchmarking That Are AGAINST Leading Governance Practices

The Board-approved Proxy Peers used to determine executive compensation seem poorly-selected based on leading proxy advisor guidelines.

- Leading proxy advisors have generally recommended the following for determining whether a company's Proxy Peers are appropriate:
  - **Market Cap:** Peer market capitalization **no greater than 4.00x** and **no less than 0.25x** when compared to the company.
  - **Revenue:** Peer revenue **no greater than 2.50x** and **no less than 0.40x** when compared to the company.

Huntsman and Proxy Peers – Market Capitalization vs. Revenue(1)(2)



Revenue ($ in billions)
$30
$25
$20
$15
$10
$5
$0
Market Cap ($ in billions)
$0
$5
$10
$15
$20
$25
$30
$35
$40
$45
$50
$55
$60
$65
$70
$75
Proxy Advisor Guidelines(3)
MOS
EMN
WLK
CE
OLN
HUN
AVY
SEE
CC
RPM
Average
LYB
PPG
SHW
ECL
APD
Even the average of the Board-approved Proxy Peer set is OUTSIDE of proxy advisor guidelines!

We believe the Board and Compensation Committee have selected an inappropriate Proxy Peer set for benchmarking executive compensation.

Source: Bloomberg, public company filings, ISS. (1) As of December 31, 2020. (2) See Glossary in Supplemental Information section for definition. (3) Represents ISS guidelines. Glass Lewis does not publicly disclose size guidelines for Huntsman.

Not Only Are the Proxy Peers Inappropriate, But Huntsman Has the Highest CEO Base Salary

Huntsman's base salary for its CEO is the highest among Proxy Peers despite the Company being considerably smaller than nearly all of the Proxy Peers.

2020 Market Capitalization vs. CEO Base Salary(1)



Market Cap ($ in billions)
$80
$70
$60
$50
$40
$30
$20
$10
$0
SHW
ECL
APD
PPG
Average
LYB
Max Market Cap
(Proxy Advisor Guidelines of
4x Company Market Cap)(2)
CE
RPM
AVY
WLK
MOS
EMN
SEE
OLN
CC
HUN
$0.8
$0.9
$1.0
$1.1
$1.2
$1.3
$1.4
$1.5
$1.6
$1.7
$1.8
CEO Base Salary ($ in millions)

Huntsman has the HIGHEST CEO base salary despite being one of the SMALLEST companies in the Proxy Peer set and failing to achieve its 2014, 2016, and 2018 Investor Day commitments

The Board and Compensation Committee have engaged in problematic compensation practices.

Source: Bloomberg, Public company filings. (1) As of December 31, 2020. (2) Represents ISS guidelines (Glass Lewis does not publicly disclose size guidelines for Huntsman).

Compensation Targets Used to Determine Management's Annual Cash Bonus Were Set Significantly Below Investor Day Commitments

2020 Adjusted EBITDA compensation targets, used to determine management's annual cash bonuses, were set significantly below the Company's 2018 Investor Day goals, which we believe perpetuated a lack of management accountability for delivering on shareholder commitments.

2018 Investor Day Adjusted EBITDA Target Versus Annual Cash Bonus Target

($ in millions)



2020 compensation Adj. EBITDA target 29% BELOW Investor Day goal!
$1,284
$916
2018 Investor Day Goal for 2020 Adj. EBITDA(1)
Compensation Goal for 2020 Adj. EBITDA (Pre-COVID Adj.)

The Board failed to hold management accountable.

Source: Public company filings. (1) 2020 target calculated by taking 2017 Adjusted EBITDA pro forma for the sale of Chemical Intermediates (i.e. $1,040 million) then adjusting for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day presentation, which results in pro forma 2017 Adjusted EBITDA of $965 million. We then apply a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation.

The Board Has a History of Setting Management's Compensation Targets <u>BELOW</u> Goals Communicated to Shareholders

The Board has consistently set management's compensation targets meaningfully below goals communicated to shareholders, which <u>we believe severely reduces management accountability.</u>

Investor Day Adjusted EBITDA Targets Versus Annual Cash Bonus Targets

2014 Investor Day Target



($ in millions)
Investor Day Target
$2,000
Adj. EBITDA Target for Management Bonus
$1,415
$1,264
2014 Investor Day Adj. EBITDA Target for 2016
FY 2015 Board Target
FY 2016 Board Target

2016 Investor Day Target



($ in millions)
Investor Day Target
$1,672
TiO2(2)
$400
Core(1) Business
$1,272
Adj. EBITDA Target for Management Bonus (Core + TiO2)
$1,264
$1,242
2016 Investor Day Adj. EBITDA Target for 2017
FY 2016 Board Target
FY 2017 Board Target

Compensation goals <u>DECLINING</u> and <u>BELOW</u> Investor Day Target

Compensation goals <u>DECLINING</u> and <u>BELOW</u> Investor Day Target

The Board has a history of failing to hold management accountable for commitments to investors.

Source: Public company filings. (1) Huntsman sold its European differentiated surfactants business to Innospec on December 30, 2016. The business contributed $28 million of EBITDA in 2016 per the Company's Q4 2017 8-K filing, which is calculated as the difference between Adjusted EBITDA and pro forma Adjusted EBITDA as disclosed on page 6 of the filing. As a result, because the Company $1,300 million Adjusted EBITDA target had been set before the divestiture of the European differentiated surfactants business, we reduce the target by $28 million. (2) 2017 "Normalized" Adjusted EBITDA target per the 2016 Investor Day.

As an Example, We Believe the Board's 2015 Adjusted EBITDA Bonus Target Was Incredibly Disingenuous

We believe there was a highly concerning inconsistency between how the Board set management's 2015 Adjusted EBITDA compensation targets and management's public comments to shareholders.

Comments to Shareholders in Late-2014 / Early-2015

"**Our LTM is about $1.4 billion.** We have an objective to go to $2 billion of EBITDA. Many of our businesses are sort of at that level…**But really, on track we think near term to get to that $2 billion of EBITDA**."

Kimo Esplin, CFO
December 2014

"**I would say that we should quite soundly beat the projections that we gave for the $2 billion.** Again, we still have a great deal of confidence in the $2 billion number…**I think that when we look at the overall composite, we still feel very confident about that.**"

Peter Huntsman, President & CEO
February 2015

In late-2014 / early-2015, management expressed a strong outlook for the Company's Adjusted EBITDA

Highly Questionable 2015 Annual Bonus Target



The Board set a 2015 Adj. EBITDA target for management LOWER than the Company's 2014 Actual EBITDA despite management telling shareholders that the Company was "on track" to soundly beat its $2.0 billion target
$2,000
$1,495
$1,415
2014 Investor Day Adj. EBITDA Target for 2016
2014 Actual Adj. EBITDA(1)
2015 Adj. EBITDA Bonus Target for Mgmt.

Yet, the Board set Adjusted EBITDA targets for 2015 below 2014's actual results

We believe the Board's 2015 compensation target for management is part of a broader, more concerning trend.

Source: Public company filings, presentations, and transcripts. (1) Pro forma for acquisition of Rockwood's Performance Additives and Titanium Dioxide business, Adjusted EBITDA reflects contribution from the Rockwood asset as if it had been acquired on January 1, 2014. The acquisition closed on October 1, 2014.

Further, the Huntsman Board Was the Only One Among Proxy Peers To Reduce Annual Cash Bonus Targets in 2020

Not only did the Board choose to reduce management's Adjusted EBITDA target by 41%, but Huntsman was also the only company among Proxy Peers to make such a reduction.

2020 Corporate Adj. EBITDA Target



($ in millions)
$916
$544
The Board reduced targets by 41% in the MIDDLE of the year!
Original
Revised In July 2020

No Proxy Peers Reduced Compensation Targets

	Maintained Annual Bonus Targets During COVID?
APD[1]	✓
AVY	✓
CC	✓
CE[2]	✓
ECL[3]	✓
EMN	✓
LYB	✓
MOS	✓
OLN	✓
PPG[4]	✓
RPM[5]	✓
SEE	✓
SHW	✓
WLK	✓
HUN	✗

In contrast to its Proxy Peers, Huntsman not only revised full year 2020 short-term compensation targets, but did so after more than half the year had been completed.

Source: Public company filings. (1) Included a material COVID-related adjustment to EPS actuals when determining performance against compensation operating targets in FY20 (fiscal year ended 9/30). (2) Targets were not revised, but payout percentage was increased after considering strategic priorities and objectives in light of the pandemic. (3) Disclosed that in February 2020, the Board intended to revise targets following the close of its ChampionX acquisition. ChampionX closed in June 2020, at which point targets were reset to account for the inclusion of ChampionX in the Company's results. (4) Targets approved in April 2020. (5) Fiscal year ended May 30, 2021.

If Not for the Board's 2020 Mid-Year Target Revision, Management Would Not Have Received an Annual Cash Bonus

Had the Board not meaningfully lowered management's annual cash bonus targets, management would have likely not been eligible for an annual cash bonus award in 2020.

Board's Annual Cash Bonus Compensation Philosophy (2021 Proxy Statement)

The revised performance goals were set at aggressive levels that reflected our realistic expectations at the height of the COVID-19 pandemic. Achievement levels between threshold and target result in payouts from 0% to 100% of target awards. Achievement levels between target and maximum result in payouts from 100% to 200% of target awards. If we achieve corporate adjusted EBITDA of less than 85% of target, the payout for all other components may be capped at target. If corporate adjusted EBITDA is less than 75% of target, the threshold goal, then payment of any other component of the award would be at the discretion of our CEO and the Compensation Committee. The Compensation Committee believes that requiring a minimum adjusted EBITDA threshold be met to receive any payment with respect to the annual cash performance awards both aligns executives' interests with those of stockholders and prevents excessive annual cash performance award payments in times when our financial performance fails to meet our expectations.

The Board clearly states that management is not entitled to any annual cash bonus if Adjusted EBITDA is below 75% of target (i.e. threshold)

2020 Adjusted EBITDA – Actual vs. Annual Cash Bonus Target



($ in millions)
Actual FY 2020 Adjusted EBITDA was 6% below threshold, which should have resulted in NO annual cash bonus payment if targets had not been revised
$916
$687
$544
$647
Original Target
75% of Original Target (Threshold)
Revised Target
Actual 2020 Adj. EBITDA

The Board's reduced targets allowed management to collect annual cash bonuses.

Source: Public company filings.

We Are Also Concerned With Huntsman's Lopsided Annual Cash Bonus Payout Structure

We believe the Board-approved annual bonus structure generously rewards management for small outperformance on targets while scarcely reducing bonuses for the same level of underperformance. We believe this lopsided incentive construct fails to properly hold management accountable.

Huntsman Annual Cash Bonus Multiplier vs. % Achievement of Adjusted EBITDA Target



200%
175%
150%
125%
100%
75%
50%
25%
–
Bonus Multiplier (% of Target)
200.0% of Target Bonus
100.0% of Target Bonus
82.0% of Target Bonus
95.5% Achievement of EBITDA Target
4.5% below Target
4.5% above Target
104.5% Achievement of EBITDA Target
75%
80%
85%
90%
95%
100%
105%
110%
115%
% Achievement of Adjusted EBITDA Target

EBITDA Compensation Goals	2016	2017	2018	2019	2020
Target	1,264	1,242	1,432	1,350	916
Minimum	948	932	1,074	1,013	687
% of Target	75.0%	75.0%	75.0%	75.0%	75.0%
Maximum	1,321	1,298	1,496	1,411	957
% of Target	104.5%	104.5%	104.5%	104.5%	104.5%
Min Below Target	25.0%	25.0%	25.0%	25.0%	25.0%
(/) Max Above Target	4.5%	4.5%	4.5%	4.5%	4.5%
Skew Measure	5.6x	5.6x	5.6x	5.6x	5.6x

A 4.5% miss on Adjusted EBITDA results in an 18% decrease in bonus, but a 4.5% beat results in a 100% increase in bonus!

The annual cash bonus payout structure disproportionately rewards minor outperformance while barely punishing underperformance, further reducing alignment with shareholders.

Source: Public company filings.

Huntsman's Annual Cash Bonus Structure is More Skewed Than Proxy Peers, Favoring High Payouts

Relative to Proxy Peers, Huntsman has the most lopsided payout structure, allowing management to easily earn rewards for minor outperformance while facing less severe penalties for similar underperformance.

Measure of Annual Cash Bonus Payouts Skewness(4)



Huntsman has the most skewed payout structure, favoring higher payouts
5.6x
4.6x
4.1x
2.5x
Most Proxy Peers are balanced
1.4x
1.3x
1.0x
1.0x
1.0x
1.0x
0.9x
0.6x
0.5x
HUN
APD
SHW
PPG
ECL
EMN
LYB
OLN
SEE
CC
CE
AVY
MOS
Highly Skewed (Bad for Shareholders)
Balanced (Good for Shareholders)

Huntsman has the most skewed payout structure, meaning management gets rewarded significantly more for outperformance than they are penalized for the same underperformance.

Source: Public company filings. Note: Excludes RPM and WLK as they do not have a threshold / target / maximum payout structure. (1) EPS metric. (2) EBIT metric. (3) Free cash flow metric.(4) Calculated as (100% less minimum percentage) divided by (maximum percentage less 100%). For example, Huntsman is calculated as (100% less 75%) / (104.5% less 100.0%).

The Board Has Approved Two Significantly Different Peer Sets to Benchmark Management Compensation

The Board has approved two materially different peer sets to benchmark compensation. The inconsistency between these two peer sets raises questions as to how the Board selects peers and whether they are appropriate.

Performance Peers[(1)] **Proxy Peers[(1)]**



Albemarle
Ashland Global Holdings
Clariant AG
Covestro AG
Dow Inc
H.B. Fuller Co
Kraton
Lanxess
Celanese
Eastman
Air Products & Chemicals
Avery Dennison
Chemours
Ecolab Inc
LyondellBasell Industries
Mosaic Company
Olin
PPG Industries
RPM International Inc
Sealed Air
Sherwin-Williams
Westlake Chemical

Why does the Board use two vastly different peer sets to benchmark Total Shareholder Returns ("TSR") and compensation?

Source: Public company filings. (1) Please see Supplemental Information Subsection A for more information.

Notably, Performance Peers Used For Long-Term Compensation Have Performed <u>2X Worse</u> than Proxy Peers

Management's long-term incentive bonuses are determined by Huntsman's performance relative to Performance Peers. However, Performance Peers have meaningfully lower historical TSR than the Proxy Peers used to benchmark the CEO's base salary.

TSR Comparison (3 Years Prior to Starboard's Involvement)(1)(2)



When determining long-term compensation awards, Huntsman compares itself to peers that perform 2X WORSE than the peers used to benchmark the CEO's base salary!
47%
23%
Huntsman is STILL LOWER than the Performance Peers!
13%
Proxy Peers
Performance Peers
Huntsman

The Board appears to have set a low bar to determine if management is eligible for long-term equity bonuses.

Source: Public company filings and Bloomberg. (1) TSR measured from September 27, 2018 to September 27, 2021. (2) Excludes those peers which were not public for the entire measurement period.

The Board Frequently Changes Performance Peers, Raising Additional Questions Surrounding Its Methodology

Huntsman regularly changes the companies used to benchmark TSR for determining long-term compensation. We are concerned by these frequent and seemingly arbitrary changes.

Included in Performance Peer Group?	2018 Proxy	2019 Proxy	2020 Proxy	2021 Proxy	2022 Proxy
Albemarle Corporation	✓	✗	✗	✓	✗
Ashland Global Holdings	✓	✓	✗	✓	✓
Celanese Corporation	✓	✓	✓	✓	✓
Clariant AG	✗	✗	✓	✓	✓
Covestro AG	✗	✓	✓	✓	✓
Dow Inc	✓	--(1)	--(1)	✓	✓
DuPont De Nemours Inc	✓	--(1)	--(1)	✗	✗
Eastman Chemical Company	✓	✓	✓	✓	✓
Evonik	✗	✗	✗	✗	✓
H.B. Fuller Company	✗	✗	✓	✓	✓
Kraton Corporation	✓	✓	✓	✓	✗
Lanxess	✗	✗	✗	✓	✓
LyondellBasell Industries	✓	✓	✓	✗	✗
Westlake Chemical Corp	✓	✓	✓	✗	✗
Trinseo	✗	✗	✗	✗	✓
Stepan Company	✓	✓	✓	✗	✗
Total Changes vs. Prior Year		**2**	**3**	**6**	**4**

Why does the list of Performance Peers fluctuate meaningfully from year to year?

Source: Public company filings. (1) Dow merged with DuPont in 2017 and then spun-off in separate transactions during 2019.

The Board Provides Management With Incredibly Generous Perquisites

In addition to receiving outsized annual cash compensation and pension benefits, management also receives other forms of income and perquisites that we believe are atypical for its Proxy Peer group. For example, the CEO has uncapped use of the Company aircraft for personal travel, logging an annual average of 45 hours of personal travel time over the past three years.(3)

2020 CEO All Other Compensation



($ in millions)
Market Cap ($bn)
$9
$67
$31
$6
$7
$60
$14
$34
$12
$13
$4
$4
$62
$15
$10
$0.7
$0.6
$0.4
$0.4
$0.4
$0.3
$0.3
$0.3
$0.2
$0.2
$0.1
$0.1
$0.1
$0.1
$0.1
Average: $0.3
MOS
SHW
LYB
HUN
SEE
APD (2)
EMN
PPG
RPM (1)
AVY
OLN
CC
ECL
CE
WLK

Huntsman management receives other valuable perks, such as personal use of the Company's private aircraft.

Source: Public company filings. Note: Market cap as of December 31, 2020. (1) Values for FY21 (fiscal year ended May 30). (2) Values for FY20 (fiscal year ended September 30). (3) Personal travel time is average of FY 2018, FY 2019, and FY 2020.

STARBOARD VALUE

We Are Concerned With Management's Frequent Personal Use of the Company's Private Jet

In 2020 and 2021, management used the Company's private jet for a reported 202 personal hours. A closer look at flight logs reveals seemingly repeated personal trips to Miami, San Diego, Vail, and Nantucket.

Select Routes: Huntsman Private Jet (2020 to 2021)



Hyannis, MA
Nantucket, MA
Westhampton Beach, NY
Salt Lake City, UT
Eagle / Vail, CO
4x
3x
3x
4x
15x
San Diego, CA
13x(1)
Houston, TX
16x
West Palm Beach, FL
Ft. Lauderdale, FL
Miami, FL
13x(2)

We question management's personal use of the Company private aircraft.

Source: Proprietary flight tracking database. (1) Includes 3 trips from Fort Lauderdale, FL to Houston, TX, 9 trips from Miami, FL to Houston, TX, and 1 trip from West Palm Beach, FL to Houston TX. (2) Includes 3 trips from Houston, TX to Fort Lauderdale, FL and 10 trips from Houston, TX to Miami, FL.

Management's Use of Private Aircraft Is So Frequent That It Is Overseen By a Full-Time Flight Operations Team

Based on publicly available information, we believe Huntsman currently employs four individuals as part of its full-time aviation team, including a director of aviation and airplane mechanic.

Huntsman Private Jet Frequency by Destination (2020 – 2021)



25x
16x
5x
4x
2x
1x
1x
1x
1x
San Diego, CA
Miami, FL
Eagle / Vail, CO
Fort Lauderdale, FL
Nantucket, MA
Hyannis, MA
Westhampton Beach, NY
Aspen, CO
West Palm Beach, FL

Why Does Huntsman Require a Global Flight Operations Team and Aircraft Technician?



Experience
HUNTSMAN
Director, Aviation
Huntsman Corporation · Full-time
Sep 2019 - Present · 2 yrs 6 mos
Houston, Texas
Aviation Manager of global flight operations in Gulfstream aircraft.
Experience
HUNTSMAN
Aircraft Technician
Huntsman Corporation
Jul 2014 - Present · 7 yrs 8 mos
Conroe, Texas

We are concerned about the costs incurred to maintain an in-house aviation team partly devoted to personal travel for the CEO and other key members of management.

Source: LinkedIn, proprietary flight tracking database.

We Believe Shareholders Are Incredibly Frustrated With Huntsman's Executive Pay Practices

Over the past three years, Huntsman has repeatedly received less than 80% shareholder support for its executive compensation plan, which is significantly below the average of its Proxy Peers.

Shareholder Support for Executive Compensation – Huntsman vs. Proxy Peer Average(1)(2)



91%
72%
94%
79%
91%
78%
2019
2020
2021
Proxy Peer Average
Huntsman

Huntsman has received significantly less support for its executive compensation plan versus Proxy Peers

The Board has not effectively addressed shareholder dissatisfaction with executive compensation.

Source: Public company filings. (1) See Glossary in Supplemental Information section for peer set definitions. (2) Shareholder support defined as Votes For / (Votes For + Votes Against).

Ultimately, We Believe the Board's Problematic Compensation Practices Represent a Significant Failure

The Board and Compensation Committee have engaged in troubling compensation practices and have failed to hold management accountable for underperformance and missed promises to investors.

Compensation Committee



Mr. Archibald
(2005 – 2022)



Mr. Ferrari
Since 2018



Mr. Reaud
(2005 – 2022)

Other Board Members



Dr. Beckerle
Since 2011



Ms. Egan
Since 2020



Ms. Tighe
Since 2019

NOT INDEPENDENT



Ms. Dulá
Since 2020



Mr. Burns
(2010 – 2022)



Sir Margetts
(2010 – 2022)



Ms. McGovern
Since 2021

Problematic Compensation Practices

- Selected inappropriate Proxy Peers to benchmark executive compensation
- Poor compensation practices in determining CEO base salary
- Failed to hold management accountable for failed investor day promises
- Revised Adj. EBITDA compensation targets downward in the middle of 2020
- Skewed annual bonus payout structure that disproportionately rewards slight outperformance
- Questionable Performance Peer selection practices
- Concerning corporate perquisites

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

We believe the Board's compensation practices must be changed in order to drive accountability.

Source: Public company filings.

7. Ill-Planned and Reactive Board Refreshment Process

Following Starboard's Involvement, the Board Rushed Through a Refreshment Process That Failed to Improve Accountability

We believe the decision to pursue a rushed refreshment process rather than engage constructively on legitimate shareholder concerns demonstrates the Board remains incredibly entrenched and further change is required.

Nominating and Corporate Governance Committee



Dr. Beckerle
Since 2011



Ms. Egan
Since 2020



Mr. Archibald
(2005 – 2022)



Sir Margetts
(2010 – 2022)



Mr. Burns
(2010 – 2022)

NOT INDEPENDENT

Other Board Members



Mr. Reaud
(2005 – 2022)



Mr. Ferrari
Since 2018



Ms. Dulá
Since 2020



Ms. Tighe
Since 2019



Ms. McGovern
Since 2021

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Governance Failures

- Rushed through a refreshment process in response to legitimate shareholder concerns
- Simultaneously replaced all but one committee chair and left another committee chair empty
- Left directors on the Board with shocking conflicts and poor governance track records
- Selected individuals largely lacking public company board experience and possessing murky backgrounds
- Declared Dr. Beckerle independent when she is clearly not truly independent

Despite new directors added from 2019 to 2021, the Board's troubling behavior remains unchanged.

Source: Public company filings. (1) Cynthia Egan added to the Nominating and Corporate Governance committee as Chair effective January 1, 2022.

After Years of No Meaningful Progress, We Believe the Board Rushed Through a Sham Refreshment Process

After avoiding any real refreshment for years, and only after facing pressure from Starboard, the Board rushed through a sham process that replaced four committee chairs with three directors lacking necessary experience.



Huntsman Board of Directors (2018 – Present)
Board Size Changes
2018
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Prior to Starboard's involvement, Huntsman only added directors – no true refreshment
--
2021
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
Ms. Dulá
Ms. Egan
Ms. McGovern
+ 4
NO REAL refreshment prior to Starboard's Involvement
2022
Mr. Huntsman
Mr. Muñoz
Mr. Espeland
Mr. Sewell
Not Filled
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
Ms. Dulá
Ms. Egan
Ms. McGovern
- 1

Rather than constructively engage with shareholders over legitimate concerns, the Board instead chose to hastily remove four committee chairs and appoint three new directors who largely lack public board experience

The Board rushed to replace directors with individuals largely lacking public board experience.

Source: Public company filings.

The Board Changed Course Repeatedly, Signaling Its Refreshment Process Was Not "Pre-Planned" or "Thoughtful"

After Starboard's involvement with the Company in September 2021, the Board hastily replaced its long-tenured and highly-interconnected directors, but declared that such refreshment was part of a pre-planned process.

Sept 27, 2021 – Starboard files 13D, disclosing 8.4% stake in Huntsman.

Oct 6, 2021 – Starboard presents Huntsman thesis at 13D Monitor Active-Passive Investor Summit.

Initial Plans

Nov 9, 2021 – At the 2021 Investor Day, Huntsman announces upcoming retirement of Mr. Burns.

Dec 2021 – Starboard expresses its desire to have a significant role in proposing new candidates as part of a much-needed Board refreshment.

Reactive actions seemingly designed to prevent real change

Changed Course

Jan 2, 2021 – Board abruptly announces retirement of Mr. Archibald and Sir Margetts and appoints two new directors.

Jan 3, 2021 – Jan 11, 2021 – Starboard again attempts to work constructively with the Company towards a thoughtful Board refreshment.

Changed Course AGAIN

Jan 12, 2021 – Board announces retirement of Mr. Reaud despite stating he would serve through 2023 ten days earlier. Mr. Reaud's replacement is also appointed.

The Board's recent refreshment actions seem highly reactionary and spontaneous.

Source: Public company filings and press releases.

The Ill-Planned and Reactive Refreshment Process Resulted in Significant Turnover Among the Board's Committee Chairs

The Company's abrupt attempt to refresh the Board led to the concurrent retirement of nearly every committee chair. We doubt such sudden leadership turnover was the result of a thoughtful succession plan.

Committee Leadership (Pre-Starboard Involvement)	***Governance***	***Litigation***	***Compensation***	***Audit***	***Sustainability***
					
	Nolan Archibald Director (2005 – 2022)	***Wayne Reaud*** Director (2005 – 2022)	***Wayne Reaud*** Director (2005 – 2022)	***M. Anthony Burns*** Director (2010 – 2022)	***Jan Tighe*** Director Since 2019

Committee Leadership (Post-Starboard Involvement)	***Governance***	***Litigation***	***Compensation***	***Audit***	***Sustainability***
		***No Replacement Announced***			
	Cynthia Egan Director Since 2020		***Sonia Dulá*** Director Since 2020	***Jeanne McGovern*** Director Since 2021	***Jan Tighe*** Director Since 2019

Denotes Board Members Retiring at the 2022 Annual Meeting

We strongly doubt the Company's Board refreshment was the result of a thoughtful pre-planned process.

Source: Public company filings, company website.

However, Two Directors With Shocking Conflicts and Poor Governance Track Records Were Allowed to Remain

We believe the Board failed to address two of its most problematic interconnects – Dr. Beckerle and Mr. Ferrari.

Two Highly Problematic Legacy Directors Not Addressed By Rushed Refreshment Process



Dr. Mary Beckerle
Director Since 2011

(Not Independent)

- CEO of the Huntsman Cancer Institute ("HCI"), which has received almost $750 million from the Huntsman family
- Fired and then reinstated as HCI's CEO only after the Huntsman family threatened to withhold $250 million in donations
- Mr. Huntsman is the CEO of the Huntsman Cancer Foundation ("HCF") whose sole purpose is to fundraise for HCI
- Complicit in the Board's recent shareholder unfriendly behavior
- Lacks meaningful chemicals experience



Daniele Ferrari
Director Since 2018

- Joined SK Capital as a Senior Director after Huntsman sold its stake in Venator for significantly less than the Company had previously promised shareholders and after SK Capital profited by >$100 million on the transaction
- History of approving egregious compensation practices
- Currently serves on the Board of Venator with Mr. Huntsman, where he has overseen a substantial destruction of value
- Previously reported directly to Mr. Huntsman during his fourteen year tenure at the Company (1997 – 2011)
- Complicit in the Board's recent shareholder unfriendly behavior

We believe the Board has failed to address two of the most troubling legacy directors on the Board.

Source: Public company filings and press releases, public websites, news articles.

Further, the Board Selected Individuals We Believe Are Not Equipped to Provide Oversight Given Lack of Experience

We believe the Board requires strong, capable, and independent directors that are willing to hold management accountable, and question whether recently appointed directors will be able to do so.

New Directors Defensively Added in 2022

		Independent Public Board Experience?	Commentary
	José Muñoz	✗	▪ Never served on a public board as an independent director ▪ Previously declined to help efforts to hold management accountable at another company
	David Sewell	✗	▪ Newly appointed CEO of WestRock ▪ Never served on a public board as an independent director
	Curtis Espeland	✓	

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

We question whether the newly appointed directors have sufficient experience to demand accountability.

Source: Public company filings.

We Are Also Concerned With Mr. Muñoz's Prior Experience at Nissan, Where He Declined to Help Hold Management Accountable

During his tenure as a senior executive at Nissan, José Muñoz directly reported to Carlos Ghosn, who was charged with financial misconduct in Japan. Mr. Muñoz apparently refused to participate in efforts to help hold Mr. Ghosn accountable.

Key Facts Regarding Mr. Muñoz's Tenure at Nissan
Mr. Muñoz worked at Nissan from 2004 to 2019.
Mr. Muñoz's time at Nissan coincided with Mr. Ghosn's tenure, who was the Chief Executive Officer from 2001 to 2018.
In Mr. Muñoz's last role at Nissan (Chief Performance Officer from 2016 to 2019), Mr. Munoz reported directly to Mr. Ghosn.
In November 2018, Mr. Ghosn was arrested and fired from Nissan after alleged financial misconduct.
Following Mr. Ghosn's arrest, Mr. Muñoz resigned from Nissan in January 2019.
Mr. Muñoz was offered $12.8 million to cooperate with prosecutors to hold Mr. Ghosn accountable. Mr. Muñoz declined.

We question the circumstances surrounding Mr. Muñoz's departure from Nissan.

Source: LinkedIn. *Broken Alliances.*

Ultimately, We Believe the Board's Defensive and Shareholder Unfriendly Actions Are A Significant Governance Failure

We believe the decision to pursue a rushed refreshment process rather than engage constructively on legitimate shareholder concerns demonstrates the Board remains incredibly entrenched and further change is required.

Nominating and Corporate Governance Committee



Dr. Beckerle
Since 2011

NOT INDEPENDENT



Ms. Egan
Since 2020



Mr. Archibald
(2005 – 2022)



Sir Margetts
(2010 – 2022)



Mr. Burns
(2010 – 2022)

Other Board Members



Mr. Reaud
(2005 – 2022)



Mr. Ferrari
Since 2018



Ms. Dulá
Since 2020



Ms. Tighe
Since 2019



Ms. McGovern
Since 2021

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Governance Failures

- Rushed through a refreshment process in response to legitimate shareholder concerns
- Simultaneously replaced all but one committee chair and left another committee chair empty
- Left directors on the Board with shocking conflicts and poor governance track records
- Selected individuals largely lacking public company board experience and possessing murky backgrounds
- Declared Dr. Beckerle independent when she is clearly not truly independent

Despite having added new directors, the Board continues to engage in shareholder-unfriendly behavior.

Source: Public company filings.

8. Recent Attempts to Disenfranchise Shareholders

Under Ms. Egan's Tenure as Lead Director, the Current Board Has Attempted to Disenfranchise Shareholders

In January 2022, under Ms. Egan's leadership, the entire Board, including newly-appointed directors, chose to take highly defensive actions which we believe were an attempt to disenfranchise shareholders.

Current Non-Management Directors



Dr. Beckerle
NOT INDEPENDENT



Mr. Ferrari



Ms. Egan



Ms. Tighe



Ms. Dulá



Ms. McGovern



Mr. Muñoz



Mr. Espeland



Mr. Sewell

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Governance Failures

- Shortened the nomination window from ~30 days to 10 days
- Refused repeated requests to use a universal proxy card
- Badgered Starboard and its nominees with repeated legal letters

We are concerned that even newly-appointed directors have seemingly agreed to shareholder-unfriendly actions.

Source: Public company filings.

The Board, Including Newly-Appointed Directors, Chose to Dramatically Shorten the Nomination Window

The Board also maneuvered to reduce the director nomination window from nearly a month to just ten days, thereby limiting shareholder input at the upcoming 2022 Annual Meeting.



10 Day Notice Period
Announced on the Sunday after New Year's Day
Company announces accelerated 2022 Annual Meeting Date
Accelerated Nomination Deadline
Original Nomination Deadline
Accelerated Annual Meeting Date
Original Annual Meeting Date
January 2, 2022
January 12, 2022
January 28, 2022
March 25, 2022
April 28, 2022
Starboard requested the use of a universal proxy card multiple times
The Company refused to use a universal proxy card, despite multiple requests

We believe the Board, including newly-appointed directors, attempted to disenfranchise the Company's shareholders by significantly abridging the director nomination window.

Source: Public company filings and press releases.

The Board, Including Newly-Appointed Directors, Refused Multiple Requests for a Universal Proxy Card

Contrary to widely-accepted governance best practices, the Board, including new directors, also chose to limit shareholder decision-making by refusing to use a Universal Proxy Card for the 2022 Annual Meeting.

SEC Release Announcing Adoption of Universal Proxy Card

Background

Currently, shareholders voting by proxy in contested director elections are unable to vote for a combination of director nominees from competing slates as they could if they voted in person at the shareholder meeting. Universal proxy cards, which list all duly-nominated director candidates from all parties, allow shareholders to vote through the proxy process in the same manner as they could by voting in person. In 2016, the Commission proposed rules requiring the use of universal proxy cards in director election contests. In April 2021, the Commission reopened the comment period for the 2016 proposal.

What the New Rules Do

The Commission adopted final rules requiring the use of universal proxy cards by management and shareholders soliciting proxy votes for their candidates in director election contests. Under new Rule 14a-19, the universal proxy card must include all director nominees presented by management and shareholders for election at the upcoming shareholder meeting. To facilitate the use of universal proxy cards, the Commission amended the current proxy rules so each side can list the other side's director candidates on its universal proxy card. The new rules also establish new notice and filing requirements for all soliciting parties, as well as formatting and presentation requirements for universal proxy cards. In addition, the final rules require shareholders presenting their own director candidates in the contest to solicit holders of a minimum of 67 percent of the voting power of shares entitled to vote in the election. Registered investment companies and business development companies are not subject to the universal proxy rules.

The final rules establish new requirements for all director elections, including uncontested elections. They mandate that "against" and "abstain" voting options be provided on a proxy card where such options have legal effect under state law. The rules also require disclosure in the proxy statement about the effect of all voting options provided.

"**Today's adoption by the SEC of a universal proxy rule represents a significant milestone in efforts by institutional investors and others who champion shareholder rights to ensure corporate elections are fair, transparent, and efficient**," said ISS Governance Solutions Business Head, Lorraine Kelly. "As an integral part of the proxy voting ecosystem, we are pleased to see the adoption of this new rule that will mandate inclusion of management and dissident nominees in a single proxy card in contested elections to afford shareholders voting by proxy the ability to support what they believe to be the optimal board composition."

Institutional Shareholder Services
November 2021

"**In Glass Lewis' view, implementing universal proxy would both enhance shareholder rights and simplify the mechanics of proxy voting**…Requiring the use of universal ballots for contested meetings would provide investors with the flexibility to vote for their choice of management and/or dissident nominees, potentially lower the costs associated with proposing a nominee, and dramatically simplify the mechanics of the voting process for these high-profile meetings by eliminating the need for two competing proxy cards."

Glass Lewis
September 2019

The SEC has already adopted rules requiring the use of a universal proxy card for all contested annual meeting elections after August 31, 2022

The two most influential shareholder advisory firms, ISS and Glass Lewis, both support universal proxy cards as good governance standards

The Board refused to use a universal proxy card, despite widely being accepted as governance best practice.

Source: SEC, ISS, Glass Lewis.

The Board, Including Newly-Appointed Directors, Badgered Starboard and Our Nominees

Huntsman – led by Ms. Egan as lead director – badgered our nominees with legal letters. Starboard has repeatedly disclosed all agreements, arrangements, and understandings with our nominees, in compliance with Huntsman's bylaws.

- **January 12, 2022:** Starboard submits Nomination Notice, disclosing all agreements, arrangements and understandings with its nominees and included a lengthy director questionnaire completed by our nominees
- **January 20, 2022:** Starboard files Preliminary Proxy, AGAIN disclosing all agreements, arrangements and understandings with its nominees
- **January 26, 2022:** Huntsman sends Starboard and its nominees a letter asking if there are undisclosed agreements between Starboard and its nominees
- **February 1, 2022:** Starboard responds to Huntsman, AGAIN confirming that all agreements, arrangements, and understandings with its nominees have been disclosed
- **February 10, 2022:** Starboard files Definitive Proxy, AGAIN confirming all agreements, arrangements, and understandings with its nominees
- **February 10, 2022:** Huntsman AGAIN sends Starboard and its nominees a letter asking if there are undisclosed agreements between Starboard and its nominees
- **February 17, 2022:** Starboard responds to Huntsman, AGAIN confirming that all agreements, arrangements, and understandings with its nominees have been disclosed

We believe the Company is attempting to harass Starboard and our nominees and falsely insinuate there are undisclosed agreements between Starboard and our nominees.

Source: Public company filings.

Ms. Egan Took Shareholder-Unfriendly Actions as a Member of the Governance Committee on Another Board…

As a director, Ms. Egan has previously participated in poor governance and shareholder unfriendly actions. We believe this pattern of shareholder-unfriendly behavior further illustrates Ms. Egan is not the right choice for Huntsman's Board.

Situation Background

- BTZ is a taxable fixed income closed-end fund.
- In April 2016, Ms. Egan joined the BTZ Board of Directors. Ms. Egan had also been a member of the Governance Committee since April 2016.
- **In October 2016, BTZ Board – with Ms. Egan on the Governance Committee and without a shareholder vote – took three incredibly shareholder-unfriendly actions:**
  1. **Unilaterally amended the company's bylaws without a shareholder vote,**
  2. **Implemented a staggered Board, a puzzling change for a fund that previously held annual elections, and**
  3. **Altered the voting standard for elections from a plurality standard to a dual voting standard (plurality in uncontested elections and majority of shares outstanding in a contested election).**
- Following these shareholder-unfriendly actions, Saba Capital Management ("Saba") attempted to replace four incumbent BTZ directors up for reelection – including Ms. Egan – and declassify the BTZ Board at the 2019 Annual Meeting.
- **The BTZ Board – with Ms. Egan on the Governance Committee – resorted to the same defensive tactics that the Huntsman Board has attempted against Starboard, its nominees, and all shareholders.**

Ms. Egan has a track record of endorsing poor governance practices.

Source: Public company filings, court filings.

… And Resorted to Defensive Tactics Now Being Used By Huntsman After Shareholders Sought to Participate in the Board's Election

Following BTZ's poor governance actions, shareholders attempted to nominate new individuals to the Board. The BTZ Board – including Ms. Egan – sent the dissident nominees additional information requests and ultimately disqualified them from election. We believe Huntsman has attempted the same tactics intended to disenfranchise shareholders.

Timeline of Actions Taken by the BTZ Board to Disenfranchise Shareholders

April 2016: Ms. Egan joins the Board and Governance Committee

October 2016: BTZ chooses to classify the Board and amend the bylaws to change the voting standard from a plurality standard to dual-voting standard(1)

March 2019: Saba delivers nomination notice to BTZ to nominate four individuals to the Board

April 2019: BTZ requests additional information from Saba's nominees pursuant to BTZ bylaws

May 2019: BTZ declares Saba's nominees invalid for failure to complete and return the requested questionnaire

BTZ and Huntsman have employed the same tactics, which seemingly are intended to disenfranchise shareholders

The Huntsman Board's recent actions, led by Ms. Egan, are not an isolated incident.

Source: Public company filings, court filings. (1) Dual-voting standard of plurality in uncontested and majority of shares outstanding in contested election.

We Believe the Current Board's Latest Attempt to Disenfranchise Shareholders Proves Further Change Is Needed

Even after new directors were appointed in January 2022, under Ms. Egan's leadership, the Board has taken further defensive actions which we believe are against shareholders' best interests.

Current Non-Management Directors



Dr. Beckerle
NOT INDEPENDENT



Mr. Ferrari



Ms. Egan



Ms. Tighe



Ms. Dulá



Ms. McGovern



Mr. Muñoz



Mr. Espeland



Mr. Sewell

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

Governance Failures

- Shortened the nomination window from ~30 days to 10 days
- Refused repeated requests to use a universal proxy card
- Badgered Starboard and its nominees with repeated legal letters

The pattern of troubling behavior has not changed. Strong, capable, and independent directors are required.

Source: Public company filings.

9. Problematic ESG Practices

The Board's Sustainability Committee Has Failed to Both Provide Adequate Oversight and Address Shareholder Concerns

The Board formed a Sustainability Committee in February 2021, but so far, seems to have failed in providing effective oversight of sustainability and other related corporate social responsibility matters.

Sustainability Committee



Ms. Tighe



Ms. Dulá



Ms. Egan



Mr. Ferrari

Problematic ESG Practices

- Huntsman's oversight and disclosure of material ESG factors meaningfully lags peers and fails to be responsive to shareholders
- Failure to produce Task Force on Climate-Related Financial Disclosures ("TCFD") aligned disclosures to date
- Environmental goals lack rigor and vision
- Failure to provide reporting on significant human capital management concerns

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

We believe both the Board's and management's ESG oversight have proven inadequate and ineffective.

Source: Public company filings.

Huntsman Trails Its Primary Peers On ESG Practices

Huntsman not only has the worst ESG rating among Primary Peers, but is also unique in being the only company among its Primary Peers to have received a recent ratings downgrade.

MSCI ESG Rating – Huntsman vs. Primary Peers



Best
Worst
AAA
AA
A
BBB
BB
B
CCC
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
DOW
Celanese
EASTMAN
HUNTSMAN

Huntsman has the worst ESG rating among Primary Peers and is also the only Company among its Primary Peers to not have made progress towards improving its rating.

Source: MSCI.

We Believe Huntsman's Unresponsive Environmental Reporting Can Be Improved

We are concerned that the Company's environmental goals lack rigor and vision, leaving it underprepared for future regulatory and competitive pressure.

Peer Sustainability Comparison

	HUNTSMAN	EASTMAN	Celanese	DOW
Carbon Neutral Pledge	2050 (Nov 2021)	2050 (December 2020)	✗	2050 (June 2020)
Greenhouse Gas Emissions (Scope 1 & 2)	10% by 2025	33% by 2030	Not Disclosed	15% by 2030
Scope 3 Monitoring	✗	✓	✓	✓+
Energy Consumption Reduction	10% by 2025	20% by 2020	10% by 2030	Not Disclosed
Water Consumption Reduction(1)	5% by 2025	Not disclosed	10% by 2030	20% by 2025
Total Waste Generated Reduction	5% by 2025	Not disclosed	15% by 2030	1 million metric tons by 2030
Incorporated into Executive Compensation	✗	✓	✓	✗
Currently Reporting to TCFD	✗ (promised in 2021)	✓	✓	✓

Under the failed oversight of the Board's ESG Committee, Huntsman has reactively made a carbon neutral pledge and an unfulfilled promise of TCFD reporting in order to appease institutional investors

Huntsman should provide greater disclosure on environmental goals in-line with its Primary Peers.

Source: Public company filings. (1) At water-stressed sites, Celanese did not delineate between site concerns

Requests From Huntsman's Largest Shareholders for Material Environmental Risk Oversight Have Gone Unaddressed

Many of Huntsman's largest shareholders have, for years, publicly called for TCFD-aligned disclosures, yet under the Board's failed oversight, such information has yet to be disclosed.

In 2020, institutional shareholders strongly advocated for portfolio companies to provide TCFD – aligned reporting	"BlackRock was a founding member of the Task Force on Climate-related Financial Disclosures (TCFD)…**This year, we are asking the companies that we invest in on behalf of our clients to… disclose climate-related risks in line with the TCFD's recommendations, if you have not already done so.**" *2020 Letter to the CEOs* *BlackRock*
Ahead of 2020/21 proxy season, Huntsman promised to "evaluate" TCFD-aligned disclosures, seemingly to avoid having shareholders withhold support for its directors	"In 2021, we initiated a review of the Task Force on Climate-related Financial Disclosures (TCFD) disclosure requirements, and **we are evaluating additional disclosures in the future that will align with TCFD**." *Huntsman Corporation 2021 Proxy Statement*
In 2022, OVER TWO YEARS AFTER shareholders' initial request, the Company still has no TCFD-aligned disclosures	"In 2021, we completed an analysis of the Task Force for Climate-Related Disclosures (TCFD) and **will begin to disclose along the TCFD in our next Sustainability Report**…We believe moving to a low-carbon economy will make both society and the environment more sustainable. Accordingly, **we announced our goal to achieve carbon neutrality by 2050.**" *Huntsman Corporation 2022 Proxy Statement*

The Board has failed to respond to shareholders' repeated requests for significant environmental risk oversight.

Source: Public company websites.

We Also Believe Improvement Is Needed in Huntsman's Human Capital Management Reporting

We are deeply concerned that Huntsman, in contrast to its Primary Peers, does not provide investors or employees with a fulsome view into the Company's current workforce composition or practices.

Sustainability Comparison

	HUNTSMAN	EASTMAN	Celanese	DOW
Diversity Equity & Inclusion Reporting	✗	✓	✓	✓
Principles / Mission Statement	✗	✓	✓	✓
Workforce Composition Data	Male / Female by region	✓	✓	✓
Training & Retention Programs	✗	✓	✓	✓
Resource / Affinity Groups	✗	✓	✓	✓
Pay Parity	✗	✓ by 2030	✓ Acknowledge this is under progress	✓
Benefits Disclosure	✗	✓	✓	✓
2020 Reflection on COVID-19	✓ (via website)	✓	✓	✓
2020 Reflection on Social Justice	✗	✓	✗	✓
EEO-1 Disclosure	✗	✗	✗	✓

Huntsman should provide greater disclosure on human capital management, in line with its Primary Peers.

Source: Public company filings.

10. Conclusion

We Have Identified Four Directors Whom We Believe Need to Be Replaced to Achieve Accountability

Huntsman needs strong, capable, and independent directors who will hold management accountable. We believe these incumbent directors are unable or unwilling to do so due to conflicts, poor governance, and/or a lack of experience.

Incumbent Directors Starboard Believes Are Problematic For a Best-in-Class Board



Dr. Mary Beckerle
Director Since 2011
Not Independent



Daniele Ferrari
Director Since 2018



Cynthia Egan
Director Since 2020



José Muñoz
Director Since 2022

Given their actions to date, we believe these four directors are highly unlikely to demand accountability.

Source: Public company filings, press release, new articles.

We Believe Dr. Beckerle Is Not Truly Independent and Is Responsible for Widespread Governance and Compensation Failures

We believe Dr. Beckerle is not independent due to substantial conflicts of interest. We also believe Dr. Beckerle has a troubling pattern of sanctioning poor governance, problematic compensation practices, and other shareholder unfriendly behavior.

Dr. Beckerle has served as a director for over 10 years despite obvious and troubling financial conflicts of interest.

- CEO of HCI, which has received almost $750 million from the Huntsman Family, as well as substantial donations from other directors.
- Receives greater than $1 million in annual compensation from HCI and the HCF.
- Fired and then reinstated as HCI's CEO after the Huntsman family threatened to withhold $250 million in donations.

As a member of the Governance Committee for over 10 years, Dr. Beckerle is complicit in many poor governance practices.

- Failed to address other concerning interlocks such as Nolan Archibald, Anthony Burns, Daniele Ferrari, and Wayne Reaud.
- Approved a rushed and defensive refreshment process, following Starboard's involvement, that added directors lacking public board experience.
- Repeatedly waived the Board's retirement policy for long-tenured and interconnected directors.
- Approved defensive measures (e.g., shortened nomination window, refused universal proxy card, and badgered Starboard and its nominees).

As a Board member for over 10 years, Dr. Beckerle is complicit in the following problematic compensation practices.

- Approved inappropriately large Proxy Peers to benchmark executive compensation.
- Despite poor operating and financial performance, awarded the CEO the highest base salary out of the already-inflated Proxy Peers.
- Approved annual cash bonus Adj. EBITDA targets well below the goals set forth at three consecutive investor days.
- Approved a mid-year downward adjustment to the Adj. EBITDA targets in 2020 – Huntsman was the only company among peers to do so.
- Approved a lopsided annual cash bonus payout structure that significantly favored higher bonuses.
- Approved questionable and repeated Performance Peer selection practices.
- Approved concerning corporate perquisites and other perks.

The Company deserves better. We can do better. Our nominees are better.

We Believe Mr. Ferrari Is Conflicted and Responsible for Widespread Governance and Compensation Failures

We believe Mr. Ferrari has a troubling history of conflicts and potential self-dealing, including being on both the Huntsman and Venator boards while Huntsman sold its Venator stake to SK Capital at fire sale prices, and then joined SK Capital shortly thereafter.

Mr. Ferrari has a history of interconnections, prior outside relationships, and troubling potential self-dealing.

- **Not only was Mr. Ferrari on both the Venator and Huntsman Boards when Huntsman sold SK Capital its Venator stake, but Mr. Ferrari then joined SK Capital shortly after SK Capital recognized a significant profit on the transaction.**
- Previously directly reported to Peter Huntsman and Sir Robert Margetts.
- Prior to joining the Huntsman Board, Mr. Ferrari was on the Venator Board with both Mr. Huntsman and Sir Margetts.
- During Mr. Ferrari's tenure as a Venator Director, significant value has been destroyed.

As a member of the Compensation Committee since 2018, Mr. Ferrari is directly responsible in the following problematic compensation practices.

- Approved inappropriately large Proxy Peers to benchmark executive compensation.
- Despite poor operating and financial performance, awarded the CEO the highest base salary out of the already-inflated Proxy Peers.
- Approved annual cash bonus Adj. EBITDA targets well below the goals set forth at the 2018 Investor Day.
- Approved a mid-year downward adjustment to the Adj. EBITDA targets in 2020 – Huntsman was the only company among peers to do so.
- Approved lopsided annual cash bonus payout structure that significantly favored higher bonuses.
- Approved questionable and repeated Performance Peer selection practices.
- Approved concerning corporate perquisites and other perks.

As a Board member, Mr. Ferrari is complicit in many poor governance practices.

- Classified Dr. Beckerle as an independent director despite significant financial conflicts of interest.
- Repeatedly waived retirement policy for long-tenured and interconnected directors.
- Approved defensive measures (e.g., shortened nomination window, refused universal proxy card, and badgered Starboard and its nominees).

The Company deserves better. We can do better. Our nominees are better.

As Lead Director, We Believe Ms. Egan Has Perpetuated Poor Governance and Undertaken Shareholder Unfriendly Actions

Under Ms. Egan's leadership, the Board has undertaken several shareholder unfriendly actions that we believe were designed to maintain an entrenched Board. We believe these actions prove Ms. Egan cannot be trusted to provide much-needed accountability at Huntsman.

Since Ms. Egan was appointed Lead Director in January 2022, the Board has engaged in several troubling actions.

- Shortened the nomination window from ~1 month to 10 days in a transparent attempt to prevent shareholders from participating in the Board selection process.
- Repeatedly refused requests to use a universal proxy card despite being widely accepted as governance best practice.
- Badgered Starboard and its nominees with repeated legal letters.
  - Ms. Egan has employed similar tactics in response to legitimate shareholder concerns in her position as a director of another board.

As a member of the Nominating and Corporate Governance Committee, Ms. Egan has approved other poor governance practices.

- Approved a rushed refreshment process which simultaneously replaced four committee chairs with individuals largely lacking any public board experience.
- Repeatedly approved Dr. Beckerle as an independent director despite significant financial conflicts of interest.
- In addition to Dr. Beckerle, failed to address other concerning interconnections.
- Repeatedly waived the mandatory retirement policy for legacy and interconnected directors.

As a Board member since 2020, Ms. Egan is complicit in the Board's problematic compensation practices.

- Approved inappropriately large Proxy Peers to benchmark executive compensation.
- Despite poor operating and financial performance, awarded the CEO the highest base salary out of the already-inflated Proxy Peers.
- Approved a mid-year downward adjustment to the Adj. EBITDA targets in 2020 – Huntsman was the only company among peers to do so.
- Approved lopsided annual cash bonus payout structure that significantly favored higher bonuses.
- Approved questionable and repeated Performance Peer selection practices.
- Approved concerning corporate perquisites and other perks.

The Company deserves better. We can do better. Our nominees are better.

We Believe Mr. Muñoz Is Too Inexperienced to Drive Change and Demand Accountability

Given the broad universe of potential candidates, we question why Mr. Muñoz was selected as the best possible director given his apparent lack of public board experience, questions surrounding the circumstances of his departure from a former employer, and no meaningful chemicals industry expertise. In Mr. Muñoz's short tenure on the Board, we believe he has already proved unwilling or incapable of driving change or accountability.

Mr. Muñoz appears to be too inexperienced to serve on Huntsman's Board given the Board's poor governance and poor culture of accountability.

- Mr. Muñoz has never served as an independent director on a public Board.
- Despite being a senior member of management at Nissan and Hyundai, Mr. Muñoz does not appear to have any meaningful chemicals expertise.
- In his prior role at Nissan, Mr. Muñoz apparently refused to assist efforts to hold management accountable.
- **We believe all of our nominees are more qualified to add value to Huntsman's Board than Mr. Muñoz.**

Since Mr. Muñoz was appointed to the Board in January 2022, the Board has continued to undertake shareholder unfriendly actions, suggesting that Mr. Muñoz is either unable to effectuate change or willing to entertain poor governance practices.

- Shortened the nomination window from ~1 month to 10 days in a transparent attempt to prevent shareholders from participating in the Board selection process.
- Repeatedly refused requests to use a universal proxy card despite being widely accepted as a governance best practice.
- Badgered Starboard and its nominees with repeated legal letters.

The Company deserves better. We can do better. Our nominees are better.

Starboard Has Proposed a Slate of Strong, Capable, and Independent Nominees That Will Help Drive Accountability at Huntsman

We have compiled a diverse slate of experienced chemical executives and seasoned public company board members who we believe will help instill accountability, improve performance, and demand operational excellence at Huntsman.

- Our highly-qualified nominees have diverse and complementary experiences. Collectively, they are **industry-leading experts** with extensive experience in **chemical operations**, **corporate governance**, **mergers and acquisitions**, and **capital markets**.
- We have nominated **four director nominees** to the 10-person Board, thereby seeking minority representation on the Board on behalf of common shareholders.

Starboard Director Nominees



James L. Gallogly
Fmr Chief Executive Officer,
LyondellBasell Industries N.V.



Sandra Beach Lin
Fmr Executive Vice President,
Celanese Corporation



Susan C. Schnabel
Co-Managing Partner,
aPriori Capital Partners



Jeffrey C. Smith
Managing Member,
Starboard Value

See Section 10 for additional detail.

Wall Street Analysts Also Seem to Believe Our Director Nominees Are Incredibly Well-Qualified

Wall Street analysts have expressed enthusiasm for the quality of Starboard's director nominees, and seem to believe they will be incredibly valuable in helping the Company improve accountability and execution.

"…with Starboard now nominating a slate of directors it has formally challenged HUN's board structure. **These nominees are quite qualified in our view, and we think could be quite effective at aiding and improving the upstream, downstream, and financial footprint at the company**…productivity should be a perpetual process, and **additional oversight and guidance through its evolution could be helpful for a company that does not have a longstanding productivity culture.**"

BofA Securities
January 2022

"**Mr. Gallogly carries high esteem for making money for Chemicals investors over the past 10+ years** – As CEO of LyondellBasell (LYB), shares outperformed the S&P 500 by 382% and outperformed peer Dow Chemical by 357% from emerging out of bankruptcy in 2010 until Mr. Gallogly announced his retirement in late September 2014…**We think he carries four main attributes that investors would welcome to the board of Huntsman (or any Chemical company for that matter): 1) operating acumen and focus on safety + cost, 2) a track record of prudent and shareholder-friendly capital discipline, 3) a reputation of being forthright and outspoken in his views, and 4) a track record of delivering on results.**"

Barclays
January 2022

"**Importantly, we believe that Jim Gallogly stands out among the proposed Starboard nominees and the newly added board members with the potential to be especially impactful on investor confidence, and on the contribution that the refreshed board could make to the Company's bottom line and valuation.** In our experience covering LyondellBasell when Mr. Gallogly was its CEO, his leadership was both evident in the Company's results and was rewarded by the equity market. **We believe that a candidacy of Mr. Gallogly's caliber could greatly enhance the board, in particular in the areas of operational efficiency and cost control.**"

KeyBanc Capital Markets
January 2022

Source: Wall Street research.

Wall Street Analysts Also Seem to Believe Our Director Nominees Are Incredibly Well-Qualified (cont'd.)

Wall Street analysts have expressed enthusiasm for the quality of Starboard's director nominees, and seem to believe they will be incredibly valuable in helping the Company improve accountability and execution.

"…**on balance we tip the scales in Starboard's direction on the strength of one James Lawrence Gallogly.** Having years of experience with Jim from the LALLF/LYB days and having a detailed 1x1 conversation with him back during the Trian/DD board nomination saga, **we don't doubt he would be a superior addition to the board. We further know Sandra Beach Lin from her CE days and also have a favorable opinion.**"

Fermium Research
January 2022

"**Investor questions have centered on one particular nominee, James Gallogly (nominated by Starboard).** The primary reason why Mr. Gallogly has stood out to investors is as a result of his strong track record at LyondellBasell. Specifically, Mr. Gallogly joined LyondellBasell in 2009 shortly after the company filed for bankruptcy. **Over the subsequent approximately five years, Mr. Gallogly engineered the transformation of LyondellBasell from a company in disarray to one that is now broadly considered to be a best-in-class operator of chemical assets world wide.** Of note, the restructuring that took place at LyondellBasell was primarily focused on embedding a culture of cost efficiency and capital discipline."

Morgan Stanley
January 2022

Source: Wall Street research.

James L. Gallogly

Mr. Gallogly's significant operating, financial, and environmental management experience as a senior executive within the chemicals industry, as well as his significant public company board experience would make him a valuable addition to the Board.



- **Mr. Gallogly** previously served as President of the **University of Oklahoma**. Prior to that, Mr. Gallogly served as Chief Executive Officer and Chairman of the Management Board at **LyondellBasell Industries N.V.**, a global plastics, chemical, and refining company. Prior to LyondellBasell, Mr. Gallogly served as Executive Vice President of each major business unit at **ConocoPhillips**. Prior to ConocoPhillips, Mr. Gallogly served as Chief Executive Officer **Chevron Phillips Chemical Company**, a global plastics and chemical company.
- **Mr. Gallogly** currently serves as Vice Chairman of the University Cancer Foundation Board of Visitors at the **University of Texas M.D. Anderson Cancer Center**.
- **Mr. Gallogly** previously served as a director of **Continental Resources, Inc.** and **E.I. du Pont de Nemours and Company**.

James Gallogly Has A Proven Track Record of Creating Immense Value for Shareholders

Mr. Gallogly was the Chief Executive Officer at LyondellBasell ("LYB") from 2009 to 2015. During his tenure, Mr. Gallogly created significantly more value for shareholders than other chemical peers, Huntsman, and the broader market.

Share Price Performance During Mr. Gallogly' s Tenure[1]

Under Mr. Gallogly's leadership, LyondellBasell created tremendous value for its shareholders and significantly outperformed both the chemicals and broader market indices



+465%
~360%
Surplus to S&P Chemicals Index
+104%
+83%
Oct-10
Jul-11
Apr-12
Jan-13
Oct-13
Jul-14
LYB
S&P Chemicals Index
S&P 500

"First of all, I think that multiples are very important in a stock price, obviously. But let's not get too transfixed on the multiple. **If I look at the companies that have improved the greatest shareholder value that have gone up over the course of the last 2 1/2 years, 2 years, I think number one on that list is Lyondell.** You have Westlake. I think Huntsman is number three on that list."

Peter Huntsman
May 20, 2014

Mr. Gallogly is uniquely qualified to serve on the Board given his impressive record and chemicals expertise.

Source: Bloomberg. (1) Returns are adjusted for gross dividends and measured from October 14, 2010 (LYB IPO) through September 29, 2014 (date retirement was announced).

Sandra Beach Lin

Ms. Lin's significant leadership experience as a senior executive in both the hybrid chemicals and broader industrials industries, coupled with her considerable experience serving on public company boards, would make her a valuable addition to the Board.



- **Ms. Lin** is the former President and Chief Executive Officer of **Calisolar**, a global leader in the production of solar silicon. Previously, Ms. Lin was Executive Vice President of **Celanese**, a global hybrid chemical company. Prior to Celanese, Ms. Lin held various senior executive positions at **Avery Dennison**, **Alcoa**, and **Honeywell International**.
- **Ms. Lin** currently serves as a director at **Avient Corporation**, **American Electric Power Company**, **Trinseo S.A.**, **Ripple Therapeutics**, and **Interface Biologics**. At Trinseo S.A., Ms. Lin serves as Chair of the Environmental, Health, Safety, Sustainability and Public Policy Committee, and at American Electric Power Company, Ms. Lin serves as Chair of the Corporate Governance Committee.
- **Ms. Lin** previously served as a director of **WESCO International, Inc.**

CALISOLAR Celanese AVERY DENNISON Alcoa Honeywell

AVIENT TRINSEO AMERICAN ELECTRIC POWER WESCO

Susan C. Schnabel

We believe that Ms. Schnabel's substantial business experience and financial background, coupled with her extensive experience serving as a director of public and private companies, would make her a valuable addition to the Board.



- **Ms. Schnabel** is the Co-Founder and Co-Managing Partner of **aPriori Capital Partners**. Previously, Ms. Schnabel served as Managing Director of **Credit Suisse** Asset Management and Co-Head of **DLJ Merchant Banking**. Prior to that, Ms. Schnabel served as Chief Financial Officer of **PetSmart**.
- **Ms. Schnabel** currently serves as a director of **Altice USA**, Chair of the Audit Committee of **Kayne Anderson BDC**, a Trustee of **Cornell University**, and a director of various other university and non-profit Board of Directors.
- **Ms. Schnabel** previously served as a director of **Versum Materials**, **STR Holdings**, Neiman Marcus, Pinnacle Gas Resources, **Rockwood Holdings**, Shoppers Drug Mart Corporation (TSX), and other private company Board of Directors.

Jeffrey C. Smith

We believe that Mr. Smith's extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable addition to the Board.



- **Mr. Smith** is a Managing Member, Chief Executive Officer, and Chief Investment Officer of **Starboard Value LP**. Prior to founding Starboard, he was a Partner Managing Director of Ramius LLC, and the Chief Investment Officer of **Ramius Value and Opportunity Master Fund Ltd.**
- **Mr. Smith** currently serves as Chair of the Board of Directors of **Papa John's International**, and as a director of **Cyxtera Technologies**.
- **Mr. Smith** previously served as Chair of the Board of Directors of **Advance Auto Parts**, **Darden Restaurants**, and **Phoenix Technologies**. In addition, Mr. Smith has also served as a director of many other public companies.

We Believe There Are Specific Operational Improvement Opportunities at Huntsman

Summary of Operational Improvement Opportunities	
Gross Profit Improvement	■ In Polyurethanes, we believe the Company should **abandon use of integrated margins**, and separately measure profitability for its upstream and downstream businesses, making sure to account for upstream-to-downstream product transfers at market prices. – We believe **measuring integrated margins skews the Company's view of product profitability**, and may be **masking poorly performing businesses** or impeding the Company's pricing strategy. ■ Significantly **reduce contracts where price is tied to raw material indices**, which diminishes the Company's ability to take advantage of favorable market changes, and **eliminates the Company's ability to price for value** – we don't believe the margin stability gained leads to higher cycle average profitability. ■ Restructure sales force compensation to **prioritize gross profit or contribution margin rather than revenue**. ■ **Expand and empower the Company's strategic marketing function**, and allow it to coordinate pricing, product innovation, and portfolio rationalization based on robust benchmarking, market, and customer data. – We believe the Company may retain a commodity cost-plus pricing strategy even for its newer differentiated downstream businesses.
Operating Expenses	■ We believe the Company should **standardize its commercial structure around either geography or end market** as we believe a matrixed approach leads to internal confusion and headcount duplication. ■ **Develop a robust R&D project development and screening process** with input from sales, marketing, and manufacturing / supply chain in order to **eliminate long-tail of low-probability R&D projects**. ■ **Study and formulate a plan for relocating R&D headcount** away from high-cost European countries. ■ **Explore further consolidation of ERP systems and data silos** to reduce support function costs and accelerate decision-making.

Source: Public company filings, Starboard estimates, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, and interviews with industry experts.

We Believe There Are Opportunities to Significantly Improve Adjusted EBITDA Margins

We believe that Huntsman can improve its Adjusted EBITDA margin by ~600bps on a run-rate basis.

- We believe there are attractive opportunities to improve commercial execution, and reallocate corporate resources, as well as streamline manufacturing, supply chain, and other operating expenses.

Summary of Operational Improvement Opportunities



15%
4%
2%
21%
2021 Adjusted EBITDA Margin(1)
Gross Margin Improvement Opportunity
Operating Expense Improvement Opportunity
Pro Forma Adjusted EBITDA Margin

We believe significant value can be unlocked from operational improvements.

Source: Public company filings, Starboard estimates, and analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance. (1) We calculate Adjusted EBITDA to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests.

In Summary, We Believe There Is an Opportunity to Create Substantial Value at Huntsman

Huntsman shareholders deserve a strong, capable, and independent Board that will drive accountability and create value for all shareholders.

- Huntsman is a Company with **highly attractive assets**, **strong market positions**, and **diverse product portfolios**, **innovative chemistries**, and a **difficult-to-replicate manufacturing footprint**.

- Over many years, we believe the Company has repeatedly made **attractive promises to shareholders only to ultimately fail to deliver**.

- We believe the Board has also demonstrated **continued poor governance** and has **consistently failed to hold management accountable**.

- While the Board claims to have refreshed its members, based on actions undertaken by this "refreshed" Board, we have **little confidence that these new directors will stand up to an entrenched management team** for the benefit of all shareholders.

- To realize the immense value creation potential that we believe is available at Huntsman, **the Company needs strong independent board members** who will **demand both improved performance and accountability**, in order to **help drive improved results and shareholder value**.

We believe Huntsman urgently needs strong independent board members who will demand accountability and work to maximize value for ALL shareholders.

Change Is Necessary – Protect and Enhance Your Investment by Voting on the BLUE Proxy Card Today

- Starboard has a 20-year history of driving operational, financial, and strategic turnarounds to unlock value for all shareholders.
- We believe change is needed after a decade of missed expectations and with a Board that has failed to drive a culture of accountability.
- We believe we have a superior slate of director nominees that will drive a culture of accountability.
- Vote on Starboard's BLUE proxy card today.

<u>VOTE for meaningful change</u>

<u>VOTE to allow us to help improve Huntsman for the benefit of ALL shareholders</u>

<u>VOTE on Starboard's BLUE proxy card today</u>

Supplemental Information

A) Glossary

Glossary

We define below key terms referenced throughout this presentation.

- **Proxy Peers**: Used by the Board for **executive compensation benchmarking.**
  - In this presentation, Starboard uses Proxy Peers to benchmark the Company's executive compensation.

Company's Explanation for How Proxy Peers Are Chosen

The Proxy Peers are intended to be representative of the companies against whom we compete in the global chemical industry for business opportunities and executive talent. Criteria used to select the Proxy Peer companies include financial measures (i.e., revenue, market capitalization and/or net income) and the industry segment in which we operate (i.e., organic chemical products and inorganic chemical products). The Compensation Committee, in consultation with Meridian, reviews the composition of the Proxy Peers annually, resulting in some variation in the composition of the group from time to time. As a result of a review in July 2019, the Compensation Committee removed three companies (Praxair, PolyOne Corporation and Ashland Global Holdings Inc.) and added one company (Ecolab Inc.). For the compensation benchmarking review prepared to inform 2020 compensation decisions, our Proxy Peers consisted of the following 14 companies:

- **Performance Peers**: Used by the Board to **measure relative TSR** and consists of companies that the Board believes **Huntsman competes against for market share and investor capital**.
  - In this presentation, Starboard uses Performance Peers to benchmark the Company's TSR and financial performance.

Company's Explanation for How Performance Peers Are Chosen

The company peer group used to determine relative TSR performance (the "2020 Performance Peers") represents industry-specific public companies against whom we compete for market share. Although there is some overlap between the two groups, the 2020 Performance Peers, as further described below, differ from our Proxy Peers because the 2020 Performance Peers are companies whose valuations are influenced by similar financial measures and we compete against these companies for market share and investor capital.

Source: Public company filings.

Glossary (cont'd.)

An overview of the companies included in each peer set is shown below.

Overview of the Company's Proxy and Performance Peers per the Company's 2021 Proxy Statement

Company	Market Capitalization ($bn)	Proxy Peers *(Benchmark Compensation)*	Performance Peers *(Benchmark TSR & Financial Performance)*
The Sherwin-Williams Company	$69.2	✓	
Air Products & Chemicals Inc.	53.3	✓	
Ecolab Inc.	51.7	✓	
Dow Inc.	43.9		✓
PPG Industries	33.3	✓	
LyondellBasell Industries N.V.	32.1	✓	
Albemarle Corporation	22.5		✓
The Mosaic Company	18.2	✓	
RPM International Inc.	18.2	✓	
Eastman Chemical Company	15.6	✓	✓
Celanese Corporation	15.3	✓	✓
Avery Dennison Corporation	14.9	✓	
Westlake Chemical Corporation	14.1	✓	
Covestro AG	10.5		✓
Sealed Air Corporation	10.1	✓	
Olin Corporation	8.0	✓	
Clariant AG	5.8		✓
Ashland Global Holdings	5.4		✓
The Chemours Company	4.6	✓	
Lanxess AG	4.4		✓
H.B. Fuller Company	3.7		✓
Kraton Performance Polymers Inc.	1.5		✓

Source: Public company filings, CapitalIQ. Note: Market data as of February 25, 2022.

Glossary (cont'd.)

Within the Performance Peers, the Company has historically made reference to Celanese, Dow, and Eastman as the most comparable to Huntsman – both the 2014 and 2016 Investor Days showed these three companies as being Huntsman's primary comparables.

2014 Investor Day – Presentation Excerpt



Chemical Industry Trading Levels
14.0
12.0
10.0
8.0
6.0
EBITDA Multiple
"Premium Specialty" (10.0x – 14.0x)
ECL
SHW
ROC
HXL
FMC
PX
GRA
"Mid-Range Specialty" (9.0x – 11.0x)
FUL
CYT
ALB
CHMT
SHLM
CBT
POL
FOE
ASH
"Hybrid" (6.0x – 8.0x)
DOW
CE
EMN
HUN
"Commodity" (6.0x – 7.0x)
TROX
WLK
LYB
OLN
KRO
KRA
Perceived Cyclicality / Margins / Growth
Source: Citi
90
HUNTSMAN
Financial Overview

2016 Investor Day – Presentation Excerpt



Free Cash Flow Yield vs. EBITDA Multiple
2016E EV / EBITDA Multiple
2016E Free Cash Flow Yield
Average (excl. HUN)
Primary Comps
Diversified
Advanced Additives
Commodity
DuPont
Hexcel
Albermarle
Ashland
Dow
Eastman
Celanese
Covestro
Axiall
LYB
Westlake
HUN
0%
2%
4%
6%
8%
10%
12%
14%
88
HUNTSMAN
Financial Overview

Company highlights Celanese, Dow, and Eastman as being in the same grouping as Huntsman

Company specifically refers to Celanese, Dow, and Eastman as "Primary Comps"

The Company has historically made reference to Celanese, Dow, and Eastman as its main comparables.

Source: Public company filings and presentations.

Glossary (cont'd.)

Over the years, on multiple occasions, management has also referred to Celanese, Dow, and Eastman as the most comparable companies to Huntsman.

Examples of Management References to Celanese, Dow, Eastman as Huntsman's Main Comparables

"Well, listen, I think you're going to see our valuations and a rerating of our multiple move up without this volatility. I think actually, in a funny way, you're going to see rerating of multiples for TiO2. We're concentrating at 1 or 2 turns higher than Huntsman is. **And Huntsman pure play comps like Celanese, Eastman, Dow are 1.5 turns higher than we are. I think you're going to see multiple expansion on both sides.**"

Kimo Esplin, Former CFO
May 2017

"**We think we look at it and awful lot like a Dow and Eastman and the Celanese** and I'd encourage you to look at the quality of the business as you heard today relative to their portfolio."

Kimo Esplin, Former CFO
March 2016

"I think if anything, perhaps we've been looked at as a large TiO2 company with a bunch of other chemicals off to the side. **I think that when you look at the quality of our business, particularly in those non-TiO2, we believe that we deserve a multiple that would be akin to a Celanese, an Eastman, a Dow Chemical, some of our traditional peers.**"

Peter Huntsman, President & CEO
December 2013

Management has historically referred to Celanese, Dow, and Eastman as its main comparables.

Source: Public company filings and transcripts.

Glossary (cont'd.)

Wall Street analysts have noted that Huntsman shares a highly comparable commodity-to-specialty business mix as Celanese and Eastman.

Examples of Wall Street Analyst References to Celanese, Dow, Eastman as Huntsman's Main Comparables

"**On valuation, despite an earnings profile (25% commodity / 75% specialty) in-line with differentiated peers Celanese (8.3x '22E EBITDA) and Eastman** (9.2x '22E EBITDA), Huntsman (6.1x '22E EBITDA) continues to trade more like a commodity chemical company (Lyondell: 5.4x '22E EBITDA)"

Deutsche Bank
February 2022

"**We view multiple expansion to more closely in line with diversified chemical peers Celanese (CE) and Eastman (EMN) as still more reflective of a blue sky scenario.** Although both of those companies have similar mix of commodity/specialty businesses, they trade at higher multiples (currently ~9x EV/EBITDA NTM) as a result of their higher margin structures (mid to low 20s EBITDA margins vs. Huntsman's mid-teens levels)."

Morgan Stanley
November 2021

"HUN's Nov. 9 investor day will be first deep-dive since May 2018. Since then HUN divested the bulk of its commodity chems (~8x EV/EBITDA) & consumer adhesives (~15x) exposure & acquired bolt-on specialty polyurethanes & epoxies (~8x post synergies)… **Specialties vs. basics mix is most often compared to EMN & CE (i.e. integrated acetyls v integrated MDI at HUN)**."

UBS
August 2021

Wall Street analysts have referred to Celanese and Eastman as having a comparable business mix to Huntsman.

Source: Wall Street research.

Glossary (cont'd.)

As a result, when discussing TSR and financial performance, we also make reference to Celanese, Dow, and Eastman as "Primary Peers."

Overview of Peer Groups Referred to in This Presentation

Company	Market Capitalization ($bn)	Proxy Peers *(Benchmark Compensation)*	Performance Peers *(Benchmark TSR & Financial Performance)*	Primary Peers *(Benchmark TSR & Financial Performance)*
The Sherwin-Williams Company	$69.2	✓		
Air Products & Chemicals Inc.	53.3	✓		
Ecolab Inc.	51.7	✓		
Dow Inc.	43.9		✓	✓
PPG Industries	33.3	✓		
LyondellBasell Industries N.V.	32.1	✓		
Albemarle Corporation	22.5		✓	
The Mosaic Company	18.2	✓		
RPM International Inc.	18.2	✓		
Eastman Chemical Company	15.6	✓	✓	✓
Celanese Corporation	15.3	✓	✓	✓
Avery Dennison Corporation	14.9	✓		
Westlake Chemical Corporation	14.1	✓		
Covestro AG	10.5		✓	
Sealed Air Corporation	10.1	✓		
Olin Corporation	8.0	✓		
Clariant AG	5.8		✓	
Ashland Global Holdings	5.4		✓	
The Chemours Company	4.6	✓		
Lanxess AG	4.4		✓	
H.B. Fuller Company	3.7		✓	
Kraton Performance Polymers Inc.	1.5		✓	

Source: Public company filings, CapitalIQ. Note: Market data as of February 25, 2022.

B) Other Missed Expectations

Despite Repeatedly Committing to Shareholders That the Company Would Not Take on Leverage to Do M&A…

The Company had consistently communicated to shareholders that it was focused on achieving an investment grade debt profile and was not interested in adding debt to execute large M&A transactions.

Commentary From Management Regarding M&A Discipline

"I hear what you're saying about the acquisition and the history, but really it's been six, seven years since we've made an acquisition more than $100 million. So we've moved past that. **Really the financial priority for the Company as set out by the Board and the senior management team is continue to improve the credit profile.**"

Steve Heskett, Vice President - Treasurer
September 2011

"Smaller bolt-on acquisitions, particularly in fast-growing, developing markets that have a very strong synergistic, a post-synergistic sort of a payback for us, $10 million-$20 million sort of acquisitions -- **I don't believe this is the time to kind of bet the farm and go out and leverage up the balance sheet.** I don't think that we've -- I think reducing our debt right now is more important than expanding our debt."

Peter Huntsman, President & CEO
May 2012

"But I don't see in today's -- where the market, I think, is putting a premium on risk reduction. **I don't see a scenario today, at least not one that sits readily before me, where we are going to take our balance sheet and load it up with debt. So, M&A, large M&A I don't think is a high priority.**"

Peter Huntsman, President & CEO
November 2012

Huntsman repeatedly told shareholders that it would not take on leverage to execute large M&A.

Source: Public company filings and transcripts.

…In 2013, Huntsman Re-Levered Its Balance Sheet to Acquire Rockwood's TiO2 Business for $1.3 Billion

In September 2013, Huntsman announced that it was be acquiring Rockwood's TiO2 business for $1.1 billion in cash, assuming $0.2 billion in pension liabilities, and increasing its leverage ratio from ~2.5x (i.e. near investment grade) to ~3.3x.

"We continue to remain focused as a Company and our Board of Directors on deleveraging. I think that when you look at our targets going out 2015 and 2016, our leverage ratios during that time period, particularly when you take into account an IPO during that time period, that **our leverage ratios go to our long-time stated objective of 2.0 times our EBITDA**. It is our intention **within the 24-month period** to be able to take this combined business, this pigments business, which will be in excess of **$3.5 billion in sales and have a normalized EBITDA in excess of $0.5 billion**, take this Company public and use that as an opportunity to create further shareholder value."

Peter Huntsman, President & CEO
September 2013

- As background, Huntsman had a legacy TiO2 business that was acquired in 1999, which it believed would have **meaningful synergies with Rockwood's TiO2 business**.
- The Company justified the transaction by providing attractive financial projections to shareholders, and also **committed to IPO the combined TiO2 business within 24 months of closing the transaction**.
  - The Company projected that its pro forma TiO2 business would generate **$3.5 billion of revenue and $500 million of Adjusted EBITDA**.
  - The Company also committed to **regain an investment grade balance** sheet within the same 24 month period.
- The transaction ultimately **closed in October 2014**.

The Company provided shareholders with attractive financial projections and a commitment to expeditiously separate its pro forma TiO2 business as justification for the transaction.

Source: Public company filings, transcripts, and press releases.

The Company Expressed Strong Confidence In Its Projections Regarding the Business

In the 12 months following the Rockwood TiO2 acquisition announcement, the Company repeatedly expressed strong confidence in the financial and strategic merits of the transaction.

"If we look at the acquisition, I don't think a great deal has changed on our outlook and our timing. We do obviously know more about what's going on with Rockwood. **I think that if anything, we feel better about our numbers, we feel better about our synergies.** The approval processes and so forth going along. **I would just emphasize this is a $1.1 billion acquisition; $225 million of pension assumptions; and 5.5 times adjusted EBITDA, 3.3 times pro forma EBITDA with the cost cutting taken for the $130 million of cost savings; and I think $0.60 per share accretion. And we hope to be able to take this public within 24 months after closing.**"

Peter Huntsman, President & CEO
December 2013

"I don't have the Rockwood acquisition up here, but, again, **let me just say that I believe that that is an acquisition that is going to significantly create shareholder value**…As I look at this, and you look at the top here, **the $575 on the TiO2 side, is the $130 million of synergy really possible in the Rockwood deal?** We're going to be getting into that number today and why we believe that that's -- I wouldn't say that it's a stretched number. I think it's a somewhat aggressive number, but **I think there's probably room to do even better than that.**"

Peter Huntsman, President & CEO
March 2014

"A few weeks ago we successfully completed the acquisition of Rockwood's performance additives and specialty titanium dioxide businesses. As we've now had an opportunity to visit all of our sites, associates, and many of our customers, **we feel stronger about this business than ever before.**"

Peter Huntsman, President & CEO
October 2014

The Company seemed very confident in the financial and strategic merits of its Rockwood TiO2 acquisition.

Source: Public company filings and transcripts.

The Company Made Three Commitments to Shareholders Regarding the Rockwood TiO2 Transaction

To justify the Rockwood TiO2 transaction, the Company made three compelling financial commitments to its shareholders.

Summary of Financial Commitments Regarding Rockwood TiO2 Transaction

Commitment	Quote
Achieve $3.5 Billion of Sales by 2016	"It is our intention **within the 24-month period to be able to take this combined business, this pigments business, which will be in excess of $3.5 billion in sales**…" *Peter Huntsman, President & CEO, September 2013*
Achieve $0.5 Billion of Adjusted EBITDA by 2016	"It is **our intention within the 24-month period** to be able to take this combined business, this pigments business… and **have a normalized EBITDA in excess of $0.5 billion**" *Peter Huntsman, President & CEO, September 2013*
Reduce Leverage to 2.0x by 2016	"**We continue to remain focused as a Company and our Board of Directors on deleveraging.** I think that when you look at our targets going out 2015 and 2016…**our leverage ratios go to our long-time stated objective of 2.0 times our EBITDA.**" *Peter Huntsman, President & CEO, September 2013*

The Company presented three financial targets to justify the Rockwood TiO2 transaction to shareholders.

Source: Public company filings, presentations, and transcripts.

Unfortunately, In the Years Following the Rockwood Transaction, Revenue Failed to Reach the Company's Target

After completing the Rockwood TiO2 transaction in October 2014, the Company's TiO2 segment revenues declined significantly over the following two years.

The Company Discusses the Revenue Outlook for Its TiO2 Business Post-Rockwood Transaction

"It is our intention **within the 24-month period to be able to take this combined business, this pigments business, which will be in excess of $3.5 billion in sales**…"

Peter Huntsman, President & CEO
September 2013

Huntsman Actual TiO2 Revenue vs. Initial Target at Time of Rockwood Transaction



($ in billions)
Target: $3.5 billion
Revenue declined 20% after acquiring Rockwood's TiO2 business
39% below target
$2.7
$2.2
$2.1
2014 (1)
2015
2016

Actual revenue for the Company's TiO2 business ended up significantly lower than what had been communicated to shareholders at the time of the Rockwood transaction.

Source: Public company filings, presentations, and transcripts. (1) Pro forma financials as if Rockwood TiO2 acquisition had been completed on January 1, 2014.

Adjusted EBITDA Also Failed to Reach the Company's Stated Target

Adjusted EBITDA in the Company's TiO2 segment also declined significantly in the years following completion of the Rockwood TiO2 transaction.

The Company Discussing the Adjusted EBITDA Outlook for Its TiO2 Business Post-Rockwood Transaction

"It is our intention **within the 24-month period to be able to take this combined business, this pigments business… and have a normalized EBITDA in excess of $0.5 billion**"

Peter Huntsman, President & CEO
September 2013

Huntsman Actual Pigments Adjusted EBITDA vs. Initial Target at Time of Rockwood Transaction

($ in millions)



Target: >$500 million
74% below target
Adjusted EBITDA declined over 40% after acquiring Rockwood's TiO2 business
$225
$61
$130
2014 (1)
2015
2016

Actual Adjusted EBITDA for the Company's TiO2 business ended up significantly lower than what had been communicated to shareholders at the time of the Rockwood transaction.

Source: Public company filings, presentations, and transcripts. (1) Pro forma financials as if Rockwood TiO2 acquisition had been completed on January 1, 2014.

The Company Also Failed to Reduce Its Leverage Ratio

The Company's leverage ratio remained elevated in the years following the Rockwood transaction, despite Huntsman's commitment to shareholders that it would quickly return to an investment grade balance sheet.

The Company Discussing Reducing Leverage Post-Rockwood Transaction

"**We continue to remain focused as a Company and our Board of Directors on deleveraging.** I think that when you look at our targets going out 2015 and 2016, our leverage ratios during that time period, particularly when you take into account an IPO during that time period, **that our leverage ratios go to our long-time stated objective of 2.0 times our EBITDA.**"

Peter Huntsman, President & CEO
September 2013

Huntsman Net Leverage Ratio vs. Initial Target at Time of Rockwood Transaction(1)


2.9x
3.7x
3.4x
Target Leverage Ratio: 2.0x Adj. EBITDA
2014 (2)
2015
2016

The Company's actual net leverage ratio ended up significantly higher than what had been communicated to shareholders at the time of the Rockwood transaction.

Source: Public company filings, presentations, and transcripts. (1) Net debt defined as total debt less total cash, where total cash excludes restricted cash. (2) Leverage ratio calculated using Adjusted EBITDA pro forma for the Rockwood TiO2 transaction as if the transaction had closed on January 1, 2014.

In Summary, None of the Company's Financial Commitments Regarding its TiO2 Business Were Realized

The Company made a series of financial commitments to shareholders regarding the Rockwood TiO2 acquisition, but none of those commitments were realized.

Summary of Financial Commitments Regarding TiO2 Business Versus Actual Result

Commitment | **Result** | **Achieved?**

Achieve $3.5 billion revenue by 2016



($ in billions)
Target: $3.5 billion
$2.7
$2.2
$2.1
2014(1)
2015
2016

FAILED

Achieve $500 million Adjusted EBITDA by 2016



($ in millions)
Target: $500 million
$225
$61
$130
2014(1)
2015
2016

FAILED

Reduce Leverage to 2.0x by 2016[2]



Target: 2.0x Adj. EBITDA
2.9x
3.7x
3.4x
2014(1)
2015
2016

FAILED

The Company failed to achieve the financial targets it had presented to shareholders regarding the acquisition.

Source: Public company filings. (1) Pro forma financials as if Rockwood TiO2 acquisition had been completed on January 1, 2014. (1) Net debt defined as total debt less total cash, where total cash excludes restricted cash.

The Timing and Structure For Separating the TiO2 Business Also Failed to Meet Expectations

The Company also made a series of commitments regarding timing and structuring of its TiO2 separation, almost none of which came to fruition.

Summary of Timing and Structuring Commitments Regarding TiO2 Business Versus Actual Result

Commitment		Result	
Separate the TiO2 business within two years after transaction close	"Slide 6 walk you through a little more about what Peter outlined, that **it is our intention within two years of close to list the combined Pigments businesses and do an IPO.**" *Kimo Esplin, CFO* ***September 2013***	Did not spin-off TiO2 business until August 2017, nearly three years after closing the Rockwood TiO2 acquisition in October 2014	✗
Deconsolidate the TiO2 business at the time of separation	"And I might just add -- **and the fourth [quarter] this next year, we will be deconsolidating our TiO2 business and our pigments business.**" *Peter Huntsman, President & CEO* ***June 2015***	Did not deconsolidate until December 2018, sixteen months after the separation, and more than four years after closing the initial acquisition	✗
Separate the TiO2 business in a tax-free spin-off	"It is our assumption at this point that our Company will keep a minority economic [interest]…**Obviously, we will be spinning off greater than 51% to allow it to be -- as far as the voting control, to allow it to be a tax free spin.**" *Peter Huntsman, President & CEO* ***August 2016***	The spin-off was not tax-free	✗

The Company's commitments regarding the separation of its TiO2 business were also not met.

Source: Public company filings, transcripts, and press releases.

The Company Disposed of Venator at "Fire Sale" Prices After Refusing for Years to Sell at Significantly Higher Prices

In August 2017, Huntsman IPO'd its TiO2 business, Venator, into a publicly-traded entity while retaining a 53% stake, which the Company committed to monetizing for over $1.0 billion.

Venator Historical Stock Price Chart[1]



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Aug-17
Feb-18
Aug-18
Feb-19
Aug-19
Feb-20
Aug-20
Feb-21
Aug-21
Feb-22
$2.25
May 23, 2018
($18.42/share)
Makes commitment at Investor Day to monetize remaining 53% stake in Venator for over $1.0 billion
May 16, 2019
($5.07/share)
Comments at investor conference that Huntsman won't sell shares of Venator until its stock price is "significantly higher"
August 7, 2018
($12.87/share)
Comments at investor conference that Huntsman will not "fire sale" Venator shares
December 3, 2018
($5.28/share)
Sells 4% stake in Venator for $19 million and deconsolidates from Huntsman financials
Huntsman monetized 4% of its Venator shares in 2019 in order to deconsolidate Venator results, but the lion's share was sold at significantly lower prices
August 28, 2020
($1.99/share)
Announces sale of its remaining ownership to SK Capital for $100 million (i.e. ~$2.15 per share) with a 30-month option for SK Capital to purchase Huntsman's remaining shares in Venator for ~$20 million (i.e. $2.15 per share)(3)

Huntsman committed to monetizing its Venator stake for over $1.0 billion, but ultimately received less than 15% of that amount after conducting a "fire sale" in 2020.[2]

See Section 4 and Supplemental Materials Part B for additional detail. Source: CapitalIQ, public company filings, transcripts, and press releases. (1) Stock price shown from August 3, 2017, the date of Venator's IPO, through February 25, 2022. (2) Huntsman received only $140 million for its Venator stake. $140 million calculated as $100 million cash payment from SK Capital, plus $20 million assuming SK Capital exercises its call options for 9.5 million shares at $2.15 per share, plus $20 million in sale process from Huntsman's 4% Venator stake sold December 3, 2018 in order to deconsolidate the business. (3) The $100 million SK Capital paid to Huntsman on August 28, 2020 was divided into two parts, ~$91 million for 42.4 million shares, and $8 million for the option to purchase Huntsman's remaining stake at $2.15 per share. As a result, while SK Capital paid ~$100 million to Huntsman, the per share value paid for the 42.4 million shares transacted is $2.15 per share.

In Summary, Every Commitment Made by the Company Regarding Its TiO2 Business Failed to Materialize

Date	Commitment	Result
2013	Achieve $3.5 billion of revenue in the TiO2 business by 2016.	FAILED
2013	Achieve $0.5 billion of Adjusted EBITDA in the TiO2 business by 2016.	FAILED
2013	Reduce the Company's leverage to 2.0x Adjusted EBITDA by 2016.	FAILED
2013	Separate the TiO2 business within two years of transaction close (i.e. 2016).	FAILED
2015	Deconsolidate the TiO2 business at the time of separation.	FAILED
2016	Separate the TiO2 business in a tax-free spin-off.	FAILED
2018	Monetize remaining 53% stake in Venator for at least $1.0 billion.	FAILED

The Company made a series of failed commitments regarding its TiO2 business.

Source: Public company filings, presentations, and transcripts.

A Similar Set of Events Also Occurred at Textile Effects, Which Was Acquired in 2006

In 2006, Huntsman acquired a manufacturer of textile dyes and chemicals from Ciba Specialty Chemicals for $253 million.

Huntsman Announces Acquisition of Textile Effects Business in February 2006

Huntsman to purchase Ciba Textile Effects business

Feb 20, 2006

Acquisition Will Expand Differentiated Products Portfolio

The Woodlands, TX – Peter R. Huntsman, President and CEO of Huntsman Corporation (NYSE: HUN), announced today that the company has entered into a definitive agreement to acquire the global Textile Effects business of Ciba Specialty Chemicals Inc. for CHF 332 ($253 million).

Headquartered in Basel, Switzerland, the Textile Effects business manufactures a broad range of chemical and dye products that enhance the performance properties and color of finished textiles and materials. It serves over 10,000 customers located in 80 countries and is the leading global supplier of comprehensive solutions for the textile industry. The business has approximately 4,200 employees and operates eleven primary manufacturing facilities located in eight countries.

Huntsman acquired its Textile Effects business from Ciba Specialty Chemicals in 2006.

Source: Public company filings and press releases.

The Textile Effects Business Was Supposed to Further the Company's Differentiated Downstream Strategy

The Company acquired Textile Effects believing it would have tremendous synergy with existing businesses and would provide its Performance Products division with downstream formulation capabilities.

Comments From Management Explaining Rationale for Acquiring Textile Effects

"We think that this business -- that parts of this business are very attractive from a growth basis. **There's tremendous synergy with our existing business.** We believe that as we focus more and more downstream, value-added formulation formulated products, building on customer relationships and so forth, as we look at the manufacturing sites, we share a number of sites in China and Europe, where we will be able to drive cost out of this system. **We see areas of opportunity to further technology with our surfactants technology, our amines technology and with some of our other technologies that we have in house, we see opportunities to expand into the textile industry here and move further downstream.**"

Peter Huntsman, President & CEO
February 2006

"When you think about our three differentiated businesses, we have good intermediate positions in MDI and we have formulation businesses that really bring it right down to the customer level. And in Advanced Materials, we have great intermediates in basic liquid epoxy resins and then we have really good formulation houses throughout the world that go into adhesives and composites and all sorts of things. **In our third differentiated business, Performance Products, we don't have that formulation business. We have a great intermediates business in amines and surfactants and maleic anhydride. And we believe this Textile Effects business will give us that formulation approach that is close to customers, particularly in Asia, where we can move beyond the intermediates into the more formulation area.**"

Kimo Esplin, CFO
February 2006

The Company believed Textile Effects would enhance the value of its existing businesses.

Source: Public company filings and transcripts.

The Company Believed Profitability of Its Textile Effects Business Would Be Meaningfully Improved

Following the acquisition, the Company repeatedly expressed confidence that it would significantly improve the profitability of Textile Effects over a two year time period.

Comments From Management Regarding Profit Improvement Opportunity at Textile Effects

"…we announced the acquisition of Ciba's textile effects business. This was an acquisition of roughly $255 million with an $88 million LTM EBITDA. **It is our objective over the course of the next two years to invest about $100 million into that textile effects business, and we believe we can get that EBITDA up to about 15%, 16% of sales; increase that EBITDA from its present rate of about $90 million run rate, upwards of about $150 million run rate.**"

Peter Huntsman, President & CEO
September 2006

"We are doing the very same thing in textile effects where **over the next two years, we're going to spend $150 million and take an EBITDA that is roughly $80 million and we're going to take it to $150 million of EBITDA.**"

Kimo Esplin, CFO
March 2007

"…our textile effects business continues to make good progress on the restructuring program that we kicked off this last year. **Our goal is to capture $75 million in cost savings and drive EBITDA margins to the mid-teens.** In fact SG&A and R&D costs in the textile effects declined by almost $9 million or 17% as compared to second quarter levels."

Peter Huntsman, President & CEO
July 2007

The Company believed that it would nearly double Adjusted EBITDA in the Textile Effects business and raise Adjusted EBITDA margins into the mid-teens.

Source: Public company filings and transcripts.

Unfortunately, Over the Past Fifteen Years, Textile Effects Has Failed to Deliver on Expectations

While the Company had expected Textile Effects to deliver $150 million of Adjusted EBITDA and mid-teens Adjusted EBITDA margins in the first few years after acquisition, the business has never reached these goals.

Historical Adjusted EBITDA

($ in millions)


Target: $150 million
($10)
($56)
$15
($64)
($22)
$16
$58
$63
$73
$83
$101
$84
$42
$97
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Historical Adjusted EBITDA Margin


Target: 15 – 16% Margin
(1%)
(8%)
2%
(9%)
(3%)
2%
6%
8%
10%
11%
12%
11%
7%
12%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Textile Effects has NEVER come close to achieving its long-term Adjusted EBITDA target

Textile Effects has NEVER come close to achieving its long-term Adjusted EBITDA margin target

Even FIFTEEN YEARS later, Textile Effects has failed to deliver on management's initial expectations.

Source: Public company filings and transcripts.

Shareholders Also Learned That Textile Effects Actually Had Little Synergy With the Rest of the Business

When Textile Effects was initially acquired, shareholders were told that there would be tremendous synergy with existing businesses – this seems to have been an erroneous assumption.

Management Explains Textile Effects Will Have Tremendous Synergy With the Rest of Huntsman…

"We think that this business -- that parts of this business are very attractive from a growth basis. **There's tremendous synergy with our existing business.** We believe that as we focus more and more downstream, value-added formulation formulated products, building on customer relationships and so forth, as we look at the manufacturing sites, we share a number of sites in China and Europe, where we will be able to drive cost out of this system. **We see areas of opportunity to further technology with our surfactants technology, our amines technology and with some of our other technologies that we have in house, we see opportunities to expand into the textile industry here and move further downstream.**"

Peter Huntsman, President & CEO
February 2006

…Ten Years Later, Management Explains Textile Effects Does Not Have Synergy With the Rest of Huntsman

"When you look at this [Textile Effects], just kind of this box of chemistry, where there is overlap, there is synergy and so forth, **textile effects, it's kind of somewhat outside of that, we don't share a common chemistry**…"

Peter Huntsman, President & CEO
May 2016

The Company admitted that Textile Effects, in fact, did not have much synergy with the rest of Huntsman.

Source: Public company filings and transcripts.

In Addition, On a Cumulative Basis, Textile Effects Has Not Created Value for Shareholders

Despite investing ~$660 million in the business since the initial purchase in 2006, Textile Effects has not generated positive cumulative free cash flow for shareholders.

Cumulative Free Cash Flow Generated by Textile Effects Business[1]

($ in millions)


Since the initial investment, Huntsman has invested an incremental ~$660 million into a business that has yet to perform in-line with the Company's initial expectations, and continues to be free cash flow negative on a cumulative basis.
$600
$500
$400
$300
$200
$100
$0
($100)
($200)
($300)
$480
$351
($308)
($179)
Cumulative Adj. EBITDA
Cumulative Capital Expenditures
Cumulative Cash Restructuring Costs
Estimated Total Free Cash Flow Generated Over 15 Years (1)

We question whether the cash flows invested in Textile Effects could have been repurposed towards higher-returning projects.

Source: Public company filings. (1) Includes 2008 – 2021. While the business was acquired in Q3 2006, it was initially grouped with Advanced Materials for reporting purposes. Separate financials for the Textile Effects business are not available until 2008.

C) Other Compensation Concerns

Management Receives Annual Pension Benefits Well In Excess of Proxy Peers

In addition to receiving an outsized base compensation and annual cash bonus, management also receives excessive annual pension benefits compared to their Proxy Peers.

2020 CEO Pension & Deferred Compensation Earnings

($ in millions)



Market Cap ($bn)
$67
$62
$60
$34
$31
$15
$14
$13
$12
$10
$9
$7
$6
$4
$4
$4.6
$0.0
$4.3
$0.0
$0.5
$0.5
$0.1
Huntsman CEO receives a disproportionately large annual pension benefit compared to Proxy Peers
$2.6
$0.0
SHW
ECL
APD (2)
PPG
LYB
CE
EMN
AVY
RPM (1)
WLK
MOS
SEE
HUN
CC
OLN

The Board has also chosen to provide management with a generous pension that we believe further skews the Company's pay practices relative to its Proxy Peers.

Source: Public company filings. Note: Market cap as of December 31, 2020. (1) Values for FY21 (fiscal year ended 5/30). (2) Values for FY20 (fiscal year ended 9/30).

As a Result, Huntsman Management Has Accumulated Considerable Pension Benefits

As of 2020, Huntsman's CEO had accumulated over $21 million in pension benefits. While Mr. Huntsman has a traditional defined benefit pension, the bulk of the accumulated pension benefits are in a non-qualified supplemental pension intended for executives only.

Huntsman CEO Pension Plan Explained[(1)]



Estimated present value of Peter Huntsman's future pension payments
$21.4
$17.7
$3.7
2020
Defined Benefit Pension
Supplemental Pension

- Not tax qualified (i.e., the Company's contributions are not tax deductible)
- Intended for executives only
- Not subject to any income caps → effectively allows management to receive a pension on income above the cap imposed by federal regulation

- Tax-qualified guarantee of annual cash payments upon retirement
- Annual income credits subject to cap by federal regulations (eligible income capped $285,000)

Sizable guaranteed annual pension benefits further reduce accountability.

Source: Public company filings. (1) For FY 2020 per the 2021 Proxy Statement.

Unsurprisingly, Huntsman Has Among the Largest Accumulated CEO Pension Benefits Among Proxy Peers

Huntsman's CEO has accumulated over $21 million of pension benefits, in stark contrast to the majority of Proxy Peers, which do not have any accumulated CEO pension benefits.

2020 Accumulated Pension Benefits



($ in millions)
Market Cap ($bn)
$67
$62
$60
$34
$31
$15
$14
$13
$12
$10
$9
$7
$6
$4
$4
$34.0
$20.5
$0.2
$3.2
$0.4
$1.1
$21.4
Huntsman's CEO has accumulated excessive pension benefits compared to the Proxy Peers
SHW
ECL
APD (2)
PPG
LYB
CE
EMN
AVY
RPM (1)
WLK
MOS
SEE
HUN
CC
OLN

Why has the Board decided to let pension benefits continually accrue counter to the norms set by the majority of other Proxy Peers?

Source: Public company filings. Note: Market data as of December 31, 2020. (1) Values for FY21 (fiscal year ended 5/30). (2) Values for FY20 (fiscal year ended 9/30).

The Board Has Also Regularly Provided Additional One-Time Cash Bonus Payments For Arbitrary Milestones

Management has regularly received discretionary cash bonuses for completing M&A transactions, navigating challenging operating conditions, or reaching successful litigation outcomes – we believe management should be rewarded for shareholder value creation, not for achieving seemingly arbitrary milestones.

Fiscal Year	Description of Milestone	Award[(1)]
2007	Payment for successful acquisition and integration of Textile Effects, and successfully divesting both the U.K. base chemical business and U.S. base chemicals / polymers business.	$2.0 million
2009	Payment for successful litigation against Credit Suisse, Deutsche Bank, Apollo Global Management, and Hexion, as well as successfully managing the business during such litigation.	$3.0 million
2014	Payment for completing the acquisition of Rockwood's TiO2 business.	$0.2 million
2017	Payment for completing the separation / IPO of Venator (i.e. Huntsman's TiO2 business).	$1.7 million
2019	Payment for completing the sale of Huntsman's Chemical Intermediates business.	$3.7 million

We question whether the above milestones are strongly correlated with shareholder value creation.

Source: Public company filings. (1) Represents total amount rewarded to executive officers for whom compensation is disclosed in the Company's annual proxy statement.

Overall, We Believe Management Does Not Have Sufficient Performance-Linked Incentive Compensation

As a result of a high fixed base salary and substantial other income (e.g., pension benefits, etc.), management's total pay package is disproportionately skewed towards non-performance-based compensation.

Performance-Linked Pay as a % of Total Target Compensation (Incl. Pension Benefits and Other)(1)(2)(3)



73%
66%
64%
62%
60%
59%
58%
58%
51%
51%
48%
41%
38%
37%
29%
Average: 54%
EMN
MOS
CE
SEE
RPM
APD
CC
SHW
OLN
LYB
AVY
WLK
ECL
HUN
PPG

We believe the Board has structured management compensation in a manner that diminishes accountability.

Source: Public company filings. (1) Performance-linked pay calculated as annual incentive compensation plus performance share units (PSUs). (2) Total Target Compensation calculated as (Base Salary divided by intended Base Salary as a percent of total target) plus 2020 actual pension accrual, nonqualified deferred compensation, and other income. Target compensation mix does not include the impact of COVID-related caps. (3) For FY 2020 per the 2021 Proxy Statement.

D) Ideas to Improve Performance

We Want to Work With Huntsman to Improve Performance

We are seeking to elect a minority slate of directors, who, if elected, look forward to working with both their fellow directors and the management team to help drive improved results at Huntsman.

- We have spent significant time and effort studying the Company, and we believe there is a significant opportunity to create long-term value for the benefit of all shareholders.
- As a first step, we believe there must be Board change at Huntsman, **<u>including direct representation for common shareholders</u>**.
- If elected, our director nominees look forward to engaging with the rest of the Board and the Company's leadership to drive strong performance and significant value creation at Huntsman.
- In the following pages, we discuss our observations on the current state of the Company, raise questions regarding historical performance, and propose value-enhancing initiatives that we believe should be evaluated:
  - None of our proposals are definitive.
  - No decisions have been made.
  - These topics represent our collective external view of issues, opportunities, and topics for discussion in the boardroom.
  - Only after reviewing internal information can the full Board then make a decision as to what is best for the Company.

If elected, our nominees will work with Huntsman to improve performance and create shareholder value.

Huntsman's Profitability Is One of the Lowest Among Peers – We Believe Performance Can Be Improved

The Company describes 2021 financial results as being the best in the Company's history, yet its Adjusted EBITDA margin remains one of the worst among peers.

2021 Adjusted EBITDA Margin – Huntsman vs. Performance and Primary Peers[1][2]



2021 Sales: ($bn)
$8.5
$3.3
$2.1
$55.0
$10.5
$17.5(3)(4)
$4.7(3)(5)
$1.9(3)
$8.5
$3.3
$8.3(3)(4)
30%
26%
23%
21%
21%
20%
17%
15%
15%
14%
14%
Peer Average: 20%
Celanese
ALBEMARLE
Ashland
DOW
EASTMAN
covestro
CLARIANT
KRATON
HUNTSMAN
H.B. Fuller
LANXESS

Denotes Primary Peers
(A Subset of Performance Peers)

Huntsman operates at a significant Adjusted EBITDA margin deficit to its peers.

Source: Public company filings. (1) See Glossary in Supplemental Information section for peer set definitions. (2) Adjusted EBITDA is calculated to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Financials based on consensus estimates as Company has not yet reported full year 2021 results. (4) EUR-to-USD conversion of 1.13:1.00. (5) CHF-to-USD conversion of 1.09:1.00.

We Believe There Are Opportunities to Significantly Improve Adjusted EBITDA Margins

We believe that Huntsman can improve its Adjusted EBITDA by ~600bps on a run rate basis.

- We believe there are attractive opportunities to improve commercial execution, reallocate corporate resources, and streamline both manufacturing, supply chain, and other operating expenses.

Summary of Operational Improvement Opportunities



15%
4%
2%
21%
2021 Adjusted EBITDA Margin(1)
Gross Margin Improvement Opportunity
Operating Expense Improvement Opportunity
Pro Forma Adjusted EBITDA Margin

We believe significant value can be unlocked from operational improvements.

Source: Public company filings, Starboard estimates, and analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance. (1) We calculate Adjusted EBITDA to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests.

Starboard Value®

I. Gross Margin Improvement Opportunities

We Believe There Is a Significant Opportunity to Improve Gross Margins at Huntsman (Cont'd.)

We believe there are improvement opportunities that are applicable across all Huntsman divisions, as well as opportunities that are segment-specific.

- In this section, we highlight the following improvement opportunities:

i. Segment-Agnostic Improvement Opportunities

ii. Polyurethanes Segment Improvement Opportunities

iii. Advanced Materials Segment Improvement Opportunities

We believe there are attractive opportunities to improve gross margins at Huntsman.

i) Segment-Agnostic Improvement Opportunities

We Believe There Is an Opportunity to Improve Margins By Restructuring Sales Compensation

We believe the Company fails to maximize its profit potential by generally structuring sales force compensation targets to be primarily based on revenue targets.

Background

- Based on conversations with former employees, we believe **compensation for sales representatives is tied primarily to revenue, which incentivizes volume-maximizing behavior** – margin is not a meaningful determinant of compensation.
- In addition, we believe bonus payments are largely tied to group and corporate performance rather than individual performance.

Problem

- **We believe sales representatives are incentivized to maximize revenue rather than maximize profit potential, which leads to an overreliance on high-volume but low-margin products.**
  - Sales representatives have no incentive to switch away from low-margin bulk products that generate significant revenue per order (e.g. base liquid resins, polymeric MDI) – **current sales compensation plans treat every dollar of revenue as having equal value**.
- **Sales compensation structure encourages transactional rather than strategic relationships with customers.**
  - In order to meet revenue quotas, sales representatives are incentivized to push products that the customer is demanding today versus trying to sell solutions that may not result in significant demand until years later.
- **We believe attaining sales goals may be driven by underlying raw material costs rather than true performance.**
  - Particularly for sales that are tied to raw material indices, rising raw material costs may help sales representatives achieve targets even if there is no positive impact to contribution margin.

Proposed Solution

- Restructure sales compensation to **prioritize gross profit or contribution margin rather than revenue**.

We believe restructuring sales force incentives could better incentivize margin-maximizing behavior.

Source: Public company filings, presentations, and transcripts, Starboard analysis, interviews with industry experts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance.

We Believe Stagnant Revenue Mix Bolsters Our Hypothesis on Poorly-Designed Sales Incentives

In Polyurethanes, despite continuously investing in downstream systems over the past decade, the Company's revenue mix between component and differentiated products has remained stagnant – we believe this may be the result of poorly designed compensation schemes that incentivize volume-maximizing behavior.

"Anytime you can sell a volume of MDI on a rail car basis on a long-term fixed contract basis, that's going to be something we like. So not everything has to go through a system house…"

Peter Huntsman, Chairman, President & CEO
December 2019

Excerpt From December 2014 Investor Presentation



Polyurethanes Portfolio Composition
Driving Differentiation, Steady Improvement
70% Differentiated
30% Component
Characteristics
Characteristics
System sales or specialized MDI
Technical solutions
Lower volatility, less utilization dependent
Higher cost to serve
Higher EBITDA
~10c/lb higher unit contribution margins
Downstream proximity
Component polymeric or pure MDI
Relationship management
Higher volatility, more utilization dependent
Low cost to serve
Upstream cost efficiency
Supply Chain efficiency
3Q YTD MDI Urethanes Adjusted EBITDA Improvement
CAGR 20%
2009
2010
2011
2012
2013
2014

Excerpt From August 2021 Investor Presentation



Huntsman Polyurethanes
Differentiation is a Continuum
MDI Splitter
Optimize splitter output for highest value split
Monomeric ("Pure") MDI and Mixed Isomers
Polymeric MDI
Polyol Formulations & Specialty MDI Variants
~70% Differentiated
Continuum of Differentiation
Automotive
Furniture
Adhesives & Coatings Systems
Elastomers
(TPU, Footwear, Specialty Elastomers)
Insulation Systems
Appliance Systems
Typical Adj. EBITDA Margin Range
15% to 30%
~30% Component
Continuum of Differentiation
Synthetic Leather
Insulation Components
Appliance Components
10% to 20%

The proportion of low margin component sales has remained unchanged for the last seven years

Stagnant sales mix in Polyurethanes could be the result of a volume-focused commercial organization.

Source: Public company filings, presentations, and transcripts, Starboard estimates, interviews with industry experts.

We Believe Stagnant Revenue Mix Bolsters Our Hypothesis On Poorly-Designed Sales Incentives (cont'd.)

In Advanced Materials, ~30% of low or negative-margin base liquid resins ("BLR") continue to be sold to external customers rather than be internally formulated into higher-value downstream products.

- BLR is a global commodity with **no differentiation** and **low barriers to entry** – in addition, Huntsman is **structurally disadvantaged versus competitors** because the Company is not backward integrated in its production.
- To generate value from BLR, **Huntsman needs to use BLR to make higher value / higher margin products** for customers (e.g. specialty adhesives, metal substitutes, specialty coatings, etc.).
- We are concerned that the **proportion of BLR used internally to make higher margin products has stagnated in recent years**, and believe that a volume-focused sales compensation structure may be partially to blame.

Historical % of Base Liquid Resin Consumed Internally vs. Adjusted EBITDA Margin



Increasing proportion of BLR internally consumed leads to increased profitability
Stagnant BLR consumption suggests lack of new innovation and leads to declining margins
2008: 50%, 10%
2009: 50%, 7%
2010: 50%, 11%
2011: 50%, 8%
2012: 50%, 7%
2013: 60%, 10%
2014: 65%, 16%
2015: 65%, 20%
2016: 63%, 22%
2017: 69%, 21%
2018: 70%, 20%
2019: 70%, 19%
2020: 63%, 15%
% BLR Consumed Internally
Adjusted EBITDA Margin

Stagnant sales mix in Advanced Materials could be the result of a volume-focused commercial organization.

Source: Public company filings.

ii) Polyurethanes Segment Improvement Opportunities

What Does Polyurethanes Do?

Polyurethanes are polymers made by combining an isocyanate (e.g. MDI), a polyol, and other catalysts / additives – the end product can take the form of solid foams, adhesives, or even rubber-like materials.

Overview of How Polyurethanes Are Created

Isocyanate + **Polyol** + **Catalysts / Additives** = **Polyurethane**

- Both isocyanates and polyols are liquids, and are colloquially referred to as **components**.
  - **MDI** is the only type of isocyanate that Huntsman manufactures, though there are different variations of MDI.
  - There are many types of polyols, of which Huntsman manufactures a small percentage.
- A polyurethane (i.e. the combination of isocyanate, polyol, and other catalysts / additives) is also called a **system**.
  - **By mixing different variants of MDI and polyol, vastly different product characteristics can be formed** (e.g. can vary the hardness of a foam so that it can either be used as building insulation or as a seat cushion).
- Huntsman sells both components and systems.
  - In general, **components are lower margin** products, while **systems are higher margin** products.

A polyurethane is the combination of an isocyanate and a polyol, both of which Huntsman manufactures.

Source: Public company filings, presentations and press releases, interviews with industry experts.

Overview of Key Polyurethane Manufacturers

There are five primary global manufacturers in the polyurethanes industry, with varying levels of exposure to systems (i.e. higher margin) and component (i.e. lower margin) sales.

Overview of Primary Polyurethane Manufacturers – Revenue Breakdown by Category


HUNTSMAN
Polyurethanes
BASF
Materials
DOW
Industrial Intermediates & Infrastructure
covestro
Polyurethanes
WANHUA
Polyurethanes
Systems Revenue
Component Revenue

Among global polyurethane manufacturers, Huntsman has the greatest exposure to differentiated and higher-margin downstream systems.

Source: Public company filings, interviews with industry experts, and leading consulting firm.

Despite a Systems Orientation, Huntsman Seems to Have the Lowest Cycle Average Margins Among Polyurethane Peers

Among peers, Huntsman's Polyurethanes division generates the greatest proportion of sales from higher-margin downstream systems, yet the business seems to be the least profitable through cycle.

Historical LTM Adjusted EBITDA Margin – Huntsman vs. Peers(1)(2)(3)

"But even without the growth of more MDI -- crude MDI, we're continuing to take the crude MDI that we're selling into the market…and moving that into our formulation and downstream system houses as aggressively as we can. And that will be the area of the business that we'll continue to see the growth in the margin expansion going forward."

Peter Huntsman, President & CEO
July 2017



35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
LTM EBITDA Margin
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
BASF's Materials division receives equal revenue contribution from both its lower-margin upstream business and higher-margin downstream systems businesses
Huntsman has consistently lower margins than BASF's Materials division through the cycle despite having a greater proportion of sales from high-margin systems customers
Cycle Average EBITDA Margin(1)
16%
18%
19%
HUN - PU
COV - PU
BASF - Materials
24%
24%
19%
HUN - Polyurethanes
COV - Polyurethanes(4)
BASF - Materials

Huntsman is focused on downstream systems, yet seems to have the lowest average margins among peers.

Source: Public company filings. (1) Calculated as cumulative EBITDA from December 2017 to June 2020 divided by cumulated revenue from December 2017 to June 2020. (2) We exclude Dow's II&I segment from the analysis as over 25% of the II&I segment manufactures non-polyurethane-related products. We also exclude Wanhua's Polyurethanes segment from the analysis as the Company does not provide sufficient financial detail. (3) Peers selected partially based on companies listed in Huntsman's 2021 Investor Day presentation as being competitors of the Company's Polyurethanes business, and partially using Starboard's judgment and knowledge of the chemicals industry. However, this analysis contains elements of subjectivity and as the full universe of potential Huntsman Polyurethanes peers is not listed here, the comparisons made herein may differ materially as a result. (4) Financials shown through Q2 2021 as Covestro re-segmented its businesses in September 2021. (4) BASF re-segmented its business in 2018, and as a result, insufficient historical data to calculate LTM margins prior to December 2017.

In Addition, Huntsman's Pricing Seems Surprisingly Volatile Given Its Exposure to Downstream Systems

Huntsman's Polyurethanes division exhibits greater pricing volatility than we would expect given its exposure to downstream systems that should have more stable, value-based pricing.

Historical Change in Pricing – Huntsman vs. Peers[1]



Indexed Performance (2013 = 100)
120
115
110
105
100
95
90
85
80
75
70
2013
2014
2015
2016
2017
2018
2019
2020
The downstream systems portion of BASF's polyurethane business has significantly greater pricing stability relative to peers
Unsurprisingly, Covestro's polyurethanes business has the greatest pricing volatility given it has the greatest proportion of component sales
Surprisingly, Huntsman's polyurethanes business seems to have more volatile pricing than BASF, despite having greater downstream exposure
95
87
82
76
HUN - Polyurethanes
BASF - Materials
BASF - Materials (Downstream)
COV - Polyurethanes

We are surprised by Huntsman's Polyurethanes division's relatively high pricing volatility.

Source: Public company filings. (1) Peers selected partially based on companies listed in Huntsman's 2021 Investor Day presentation as being competitors of the Company's Polyurethanes business, and partially using Starboard's judgment and knowledge of the chemicals industry. However, this analysis contains elements of subjectivity and as the full universe of potential Huntsman Polyurethanes peers is not listed here, the comparisons made herein may differ materially as a result. (4) Financials shown through Q2 2021 as Covestro re-segmented its businesses in September 2021.

To Improve Margins, We Believe Huntsman Should Minimize Customer Contracts Indexed to Raw Material Prices

We believe management may be making a suboptimal trade-off between margin stability and through-cycle profitability, and as a result, foregoing significant profit opportunity.

- Huntsman's pricing is more volatile than peers, yet surprisingly, the Company seems to also have greater margin stability than peers.
- We believe Huntsman's volatile pricing but stable margins suggests that **a meaningful portion of Huntsman's products are sold on contracts indexed to raw material costs** – interviews with former executives seem to confirm our hypothesis.
  - We believe **such contracts are incompatible with a value-based pricing approach** that is necessary to realize Huntsman's publicly-stated desire to be a differentiated downstream chemicals company.
  - In addition, we believe **such contracts create a suboptimal trade-off between profitability and stability**, as evidenced by Huntsman having the lowest cycle-average margins among polyurethane peers.
- We believe Huntsman should both explore ways to **transition customers away from raw material-indexed contracts**, and concurrently develop a plan to **transition volumes away from end markets that predominantly use such contracts**.

Relatively High Pricing Volatility…



Indexed (2013 = 100)
115
105
95
85
75
2013
2014
2015
2016
2017
2018
2019
2020
Stability may be explained by value-based pricing
Volatility may be explained by raw material indexed contracts
HUN - Polyurethanes
BASF - Materials (Downstream)

…Yet Margins Are Relatively More Stable



LTM EBITDA Margin
35%
25%
15%
5%
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Greater stability but lower cycle average profitability
HUN - PU
COV - PU
BASF - Materials

We believe through-cycle profitability can be improved by transitioning towards more value-based pricing.

Source: Public company filings and transcripts, Wall Street research, interviews with industry experts.

Specifically, We Believe the Company Should Transition Away From Two Low Margin End Markets

Despite the Company's downstream systems orientation, we believe Huntsman's Polyurethanes segment continues to favor high volume contracts in low margin end markets that negatively weigh on profitability.

Estimated Contribution Margin per Ton by End Market



Est. Revenue Contribution
CASE - Systems 6%
CASE - TPU 3%
Auto - Systems 7%
Insulation - Spray Foam 13%
Furniture / Mattress 5%
CASE - Components 14%
Insulation - Metal Panel & Appliance 11%
Auto - Component 6%
Insulation - Polyiso Board 25%
OSB / Wood Binder 10%
While high margin products tend to have many low volume customers, which requires greater sales intensity, we believe the Company should actively seek to repurpose MDI towards these end markets
We believe ~35% of the Company's revenue is tied to high volume / low-margin raw material-indexed contracts
$200 $300 $400 $500 $600 $700 $800 $900 $1,000 $1,100 $1,200 $1,300
Estimated Cycle Average Contribution Margin ($ / ton)

We believe Polyurethanes can repurpose MDI sold to low margin customers towards more attractive use cases.

Source: Public company filings, presentations and transcripts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis.

We Also Believe Profitability May Be Impacted by the Company's Insistence on Measuring Integrated Margins

Based on our conversations with management, we believe the Company measures profitability in its downstream polyurethanes business on an integrated basis, which may lead to suboptimal pricing and flawed organic investment decisions.

- **Integrated margin** is when a vertically-integrated manufacturer uses its **upstream cost-to-produce as the COGS for its downstream business** when measuring profitability of its downstream business.
  - We believe using integrated margins to inform commercial strategy may result in **erroneous pricing** (e.g. undercutting market price) and **incorrect investment decisions** (e.g. developing products with mediocre economics).
- Below, **we provide an illustrative example** on the pitfalls of basing decisions on integrated margins by comparing economics for a vertically-integrated producer vs. one with no vertical integration – **we assume each producer requires a 30% contribution margin**.

Illustrative Example Highlighting Product Mispricing Due to Measuring Integrated Margin



Huntsman MDI Manufacturing Facility

MDI

Transferred at Cost ($50 per unit)


HUNTSMAN
Enriching lives through innovation

Huntsman System House

System

Requires ~30% Contribution Margin (Offers customer at $70 per unit)

Customer X

MDI

Sold at Market Price ($70 per unit)



Competitor A System House

System

Requires ~30% Contribution Margin (Offers customer at $100 per unit)

In this illustrative example, Huntsman may be underpricing its product by ~30% given its competitor needs to price at $100 per unit to earn the same minimum required contribution margin

We believe Polyurethanes may be mispricing its downstream products by measuring integrated margins.

Source: Public company filings, presentations, and transcripts, interviews with industry experts, Starboard analysis and estimates.

We Believe Disaggregating Upstream From Downstream Could Result In Significant Margin Improvement

We believe Huntsman's use of integrated margins creates a warped view of product profitability and may lead to mispricing and poor internal resource allocation.

Background

- Huntsman's polyurethanes business manufactures and sells both **commodity components (i.e. upstream products)** and **specialty components / systems / formulation (i.e. downstream products)**.
- From our conversations with the Company, we believe **Huntsman has elected to measure profitability on an integrated basis**, meaning its upstream business transfers materials to its downstream business at cost rather than at market prices.
- In comparison, **Huntsman's downstream competitors generally purchase raw materials at market prices** – we believe even most vertically-integrated competitors have elected to split upstream from downstream when measuring profitability.

Problem

- **High risk of mispricing and under-earning on downstream products.**
  – Huntsman and peers may be setting price based on minimum acceptable levels of profitability, and as illustrated on the prior slide, may significantly underprice the competition by using manufacturing cost vs. market price as the cost base for its downstream business.
- **Difficult to assess performance relative to other downstream competitors and perform accurate industry benchmarking as margins are likely not "apples-to-apples" with other industry participants.**
- **Potential for misallocating resources towards mediocre products / projects.**

Proposed Solution

- **Separate P&L ownership and internal financial reporting for the Company's upstream and downstream polyurethanes businesses** so that business unit leaders, particularly for downstream products, have an accurate view of standalone profitability (i.e. standalone margin).

We believe Polyurethanes should disaggregate upstream from downstream when measuring profitability.

Source: Public company filings, presentations and transcripts, Starboard analysis, and interviews with industry experts.

Huntsman's Primary Polyurethane Peers Have Also Chosen to Separate Upstream From Downstream

BASF has organized its upstream and downstream businesses as separate operating units for many years, while Covestro decided in Q3 2021 to reorganize its business in the same manner.

BASF
We create chemistry

Materials Segment

- Within the Materials segment, **operates in two distinct divisions**: Performance Materials (i.e. Systems); and Monomers (i.e. Components).
- Performance Materials and Monomers, which were part of different operating segments, were reorganized into a single segment in 2019 to better coordinate high-level strategy.
- While there is a **coordinated strategic roadmap** for the segment, **each division is operated autonomously** with its own commercial team, supply chain, and R&D.
- **MDI, polyols, and other components are transferred** between the Monomers division and Materials division **at market prices**.

covestro

- On July 1, 2021, announced a **reorganization of the business into two segments**: Solutions & Specialties (i.e. Systems); and Performance Materials (i.e. Components).
- **Each segment is operated autonomously**, with its own value chain and its own strategic focus.
  - Solutions & Specialties (downstream business) will be focused on innovation and application technology development.
  - Performance Materials (upstream business) will be focused on operating at lowest cost, consistency, and quality.

Both BASF and Covestro have decided that segregating upstream and downstream businesses improves decision making and resource allocation

We agree with both BASF and Covestro's decisions to split Polyurethanes into upstream and downstream.

Source: Public company filings, presentations, and press releases.

Covestro Stated That Looking at Integrated Margins Blurred Its Understanding of Product Profitability

At its 2021 Investor Day, Covestro publicly stated that focusing on integrated margins had obscured the true profitability of its businesses and caused the company to misprice its downstream products.

"**So on the other hand, what I would also say, the major advantage of our new structure is that it gives us full transparency on where we stand with our profitability on a stand-alone basis for our businesses.** And therefore, the key thing for us is to tackle the issue and improve the margin of Solutions and Specialties. And you see the key measures on the right-hand side.

The number one thing for me is focus on value-based pricing. So really be absolutely clear what is the additional value that we deliver to the customer, what are the costs that we are having and make sure that we can command an adequate pricing and compensation for this added value. **And this, of course, got blurred in the past because people were looking at the integrated margin. This is over. We will look at stand-alone margins. And I think personally, this will be a very big lever to improve profitability.**"

Thomas Toepfer, CFO of Covestro
September 2021

Covestro – Adjusted EBITDA Margin (Upstream vs. Downstream Business)



Only after splitting its upstream and downstream businesses did Covestro realize that its more differentiated downstream business was earning lower margins than its more commodity upstream business
24%
40%
36%
15%
17%
13%
10%
9%
14%
14%
2016
2017
2018
2019
2020
Performance Materials (Upstream)
Solutions & Specialties (Downstream)

Covestro believes a 300 – 600bps margin improvement opportunity is available in its downstream business.

Source: Public company filings, transcripts, and presentations.

iii) Advanced Materials Segment Improvement Opportunities

What Does Advanced Materials Do?

Huntsman's Advanced Materials division manufactures components and formulations primarily based on epoxy-related chemistries.

Overview of How Epoxy Formulations Are Created

Epoxy Resin + Curing Agent = Epoxy Formulation

- Similar to polyurethane-based chemistries, both epoxy resins and curing agents are liquids, and are colloquially referred to as **components**.
  - **Epoxy Resin** can be both a commodity – the most common is **base liquid resin ("BLR")** – or can also be a specialty, such as resins sold into the highly-specified aerospace end market.
  - **Curing Agent** is used to harden the epoxy resin, so that it turns from a liquid into a solid – the type of curing agent used determines how quickly an epoxy resin hardens and the degree of hardness.
- An **epoxy formulation** is the combination of an epoxy resin and a curing agent, also referred to as a **system**.
  - Epoxy formulations can be used to create lightweight airplane and automotive parts, as an incredibly strong adhesive to bond metal components, or even as a protective coating for furniture, flooring, and infrastructure.
- Huntsman sells both components and systems.

Huntsman Advanced Materials manufactures epoxy resins, curing agents, and epoxy formulations.

Source: Public company filings, presentations and press releases, interviews with industry experts.

Huntsman's Advanced Materials Business Has Experienced Years of Volume Declines

Huntsman's Advanced Materials segment has experienced steady volume declines since 2012.

Huntsman Advanced Materials Key Revenue Drivers versus Profitability



Company voluntarily reduces sales to unprofitable commodity customers resulting in volume declines but margin improvement
Unfortunately, volumes have not stabilized and margins have also regressed
Indexed Performance (2008 = 100)
130
120
110
100
90
80
70
60
50
40
30
Adjusted EBITDA Margin
25%
20%
15%
10%
5%
0%
126
57
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021E
Adjusted EBITDA Margin
Volume
Local Price

Both volumes and profitability have steadily declined in recent years.

Source: Public company filings.

Huntsman's Advanced Materials Business Seems to Be Less Profitable Than Peers

Huntsman's Advanced Materials business seems to be meaningfully less profitable than chemical peers that manufacture similar products, have similar chemistries, or serve similar end markets.

2021 Adjusted EBITDA Margin – Huntsman vs. Peers(1)



Peer Average: 20%
14%
16%
17%
20%
21%
24%
26%
H.B. Fuller
Connecting what matters.™
HEXCEL
HUNTSMAN
Advanced Materials
Henkel
Adhesives Technologies
Celanese
Engineered Materials
EVONIK
Leading Beyond Chemistry
Specialty Additives
3M
Safety & Industrial

Huntsman's Advanced Materials business has one of the lowest Adjusted EBITDA margins among peers

There seems to be a meaningful margin improvement opportunity for Huntsman Advanced Materials.

Source: Public company filings, presentations, and transcripts. (1) Peers selected partially based on companies listed in Huntsman's 2021 Investor Day presentation as being competitors of the Company's Advanced Materials business, and partially using Starboard's judgment and knowledge of the chemicals industry. However, this analysis contains elements of subjectivity and as the full universe of potential Huntsman Advanced Materials peers is not listed here, the comparisons made herein may differ materially as a result.

We Believe the Company Should Transition Away From High Volume But Low Margin End Markets

We believe Advanced Materials should focus its efforts on repurposing commodity components currently sold into low-margin end markets towards use in differentiated formulations for customers in its electrical, automotive, and aerospace end markets.

Estimated Adjusted EBITDA Margin by End Market


43%
22%
17%
10%
10%
10%
4%
Over the mid-term, the Company should further study whether it is appropriately pricing products for these end markets, and consider repurposing raw materials for higher-value use cases
Volumes should be urgently repurposed towards higher-value use cases
Aerospace
Transportation / Auto
Electrical
Construction
Wind
Industrial
BLR / Coatings
LTM Revenue Contribution
12%
17%
20%
11%
10%
20%
10%

We believe Huntsman Advanced Materials can significantly improve its product mix.

Source: Public company filings, presentations and transcripts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis.

We Believe There Is an Opportunity to Improve Margins By Better Leveraging Strategic Marketing

We believe Advanced Materials can significantly improve its product pricing and product innovation by empowering and expanding its strategic marketing function.

Background	▪ From conversations with former employees, we believe Advanced Materials has **historically had a weak strategic marketing function**, with marketing operating in more of a product management role. ▪ We believe the lack of a strong strategic marketing function leads to inefficiencies in: 1) pricing; 2) product innovation; and 3) product portfolio.
Problem	▪ **We believe pricing continues to be set using a cost-plus mentality.** – We believe Advanced Materials generally lacks rigorous competitive benchmarking, market data, and customer analysis, responsibilities typically handled by strategic marketing, which are needed to inform a robust price-for-value strategy. ▪ **We believe the product portfolio is bloated due to unstructured product development and lack of product rationalization.** – We believe Advanced Materials' product innovation is largely centered around making incremental tweaks / customizations to existing products based on individual customer requests, which creates proliferation of low-volume products that may not justify the added manufacturing and supply chain complexity. – We believe Advanced Materials generally lacks a robust process for assessing its product portfolio and eliminating underperforming products.
Proposed Solution	▪ **Expand and empower the Company's strategic marketing function**, and allow it to coordinate pricing, product innovation, and portfolio rationalization based on robust benchmarking, market, and customer data.

We believe pricing, product development, and portfolio management can be significantly improved.

Source: Public company filings, presentations and transcripts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis.

II. Operating Expense Improvement Opportunities

We Believe There Are Opportunities to Streamline or Reallocate Commercial Headcount

We believe Huntsman's commercial organization is bloated relative to peers, and there may be an opportunity to either reduce headcount or better allocate headcount within commercial functions.

Background

- We believe Huntsman has historically structured its sales organization in each reporting segment by geographic region, but more recently, has also created global sales organizations dedicated to certain end markets.
- We believe technical service is organized by end market, while the marketing / product management is organized by both geography and end market.

Problem

Sales & Marketing FTE per $1 Billion of Revenue



~170
~125
Huntsman
Peer Benchmark(1)

- **Matrix organization with both regional and end market leaders may create confusion and decrease P&L accountability.**
  - For example, Polyurethanes has three regional commercial leaders (Americas, EMEAI, APAC) that each oversee teams organized by end market. However, there are also global leaders for spray foam and elastomers who do not report to the regional commercial leaders and operate independently, which leads to poor commercial accountability.
- **Based on analysis provided by a leading consulting firm, we believe the Company lacks market data / insights and also does not have sufficient technical sales headcount to effectively execute on its differentiated downstream sales strategy.**

Proposed Solution

- We believe the Company should standardize its commercial structure around either geography or end-market, as we believe a matrixed approach leads to internal confusion and headcount duplication.
- Reallocate resources from general sales to both marketing and technical sales.

We believe the commercial organization can be more effectively structured.

Source: Public company filings, presentations and transcripts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis.
(1) Peer benchmark determined by a leading consulting firm utilizing a combination of public and proprietary data.

We Believe the Research and Development Process Can Be Significantly Improved

We believe the Company has an unstructured new product innovation process that leads to an over-proliferation of low-probability projects that are tactically, rather than strategically, focused.

Background	▪ We believe the Company's research and development efforts are **largely focused on product maintenance and reformulation**, rather than on true product innovation. ▪ Based on interviews with former employees, we believe **R&D projects are greenlit based on revenue projections alone**, and there is otherwise little formal process for measuring progress or reassessing project viability. ▪ We believe there is a **strong internal bias on developing new chemistries** (i.e. synthesizing new molecules) rather than on developing new formulations.
Problem	▪ **Huntsman has difficulty consistently innovating new technologies and customer solutions.** – We believe Huntsman's R&D efforts are largely reactive based on feedback from sales, which tends to be tactical and short-term. As a result, R&D does not often have clear direction in developing products and solutions with favorable long-term strategic impact. ▪ **R&D projects may not generate adequate returns based on the Company's screening criteria.** – By focusing exclusively on revenue potential, we believe the Company may be funding projects that have inadequate margins and/or are non-core to the Company's longer-term strategy. ▪ **Developing new chemistries is inherently more difficult than creating new formulations, resulting in generally lower returns on the Company's R&D spending.**
Proposed Solution	▪ **Develop a robust R&D project development and screening process with input from sales, marketing, and manufacturing / supply chain** – consider not only sales potential, but margins, synergy with broader business objectives, competitive landscape, and Huntsman's "right-to-win."

We believe the Company's R&D process can be streamlined and improved.

Source: Public company filings, presentations and transcripts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis.

We Also Believe There May Be Opportunities to Consolidate Research Centers

We believe the Company has a scattered R&D footprint that can be consolidated, which would not only lower operating expenses, but also increase collaboration, potentially resulting in increased productivity.

U.S. R&D Locations – Polyurethanes


Auburn Hills, MI
(75 Employees)
Derry, NH
(10 Employees)
The Woodlands, TX
(300 Employees)(1)

Europe R&D Locations


Everberg, Belgium
(495 Employees)(2)
Basel, Switzerland
(237 Employees)(3)

While Auburn Hills is an automotive-focused R&D center that is close to automotive customers, we believe there is no similar industrial logic for Derry, and believe it can be consolidated into The Woodlands

We believe the Company should develop a plan to transition the remaining non-core employees in Basel to lower-cost locations, including potentially centralizing R&D in The Woodlands

We believe there are opportunities to consolidate or relocate personnel to streamline R&D expenses.

Source: Public company filings, presentations and transcripts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis. (1) 300 employees includes R&D headcount for Polyurethanes, Performance Products, and Advanced Materials. (2) Includes R&D for Polyurethanes, Performance Products, and Advanced Materials. (3) Includes R&D for Advanced Materials and Textile Effects, as well as corporate functions.

We Believe There Are Opportunities to Streamline Headcount in Support Functions

Huntsman appears to have an opportunity to reduce spending in support functions.

Finance & Accounting FTEs per $1 Billion of Revenue


~75
~50
Huntsman
Peer Benchmark(1)

Observations

- Huntsman may be operating multiple instances of its SAP ERP systems and may even be supporting systems from previous acquisitions.
- We believe there may be multiple data silos that require relatively high labor intensity to aggregate and turn into actionable insights for business managers.
- We believe the Company should prioritize consolidating non-integrated financial systems, further automate repetitive activities, and explore additional offshoring opportunities.

IT FTEs per $1 Billion of Revenue


~40
~30
Huntsman
Peer Benchmark(1)

Observations

- Multiple legacy ERP systems may require separate support and maintenance, which increases staffing levels.
- We believe the Company should prioritize consolidating ERP systems, as well as reevaluating non-core functions to see if there is further opportunity for outsourcing to IT service providers.
- There may also be an opportunity to improve pricing on IT service contracts by further consolidating outsourced providers.

We believe Huntsman has an opportunity to streamline its FP&A and IT organizations.

Source: Public company filings, presentations and transcripts, analysis from a leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis.
(1) Peer benchmark determined by a leading consulting firm utilizing a combination of public and proprietary data.

We Believe There Are Opportunities to Streamline Headcount in Support Functions (cont'd.)

Huntsman appears to have an opportunity to reduce spending in support functions.

Legal & Risk FTEs per $1 Billion of Revenue



~35
~25
Huntsman
Peer Benchmark(1)

Observations

- We believe the Company may be replicating legal and risk functions at both the corporate and business unit level.
- We believe the Company should further explore opportunities to centralize legal and risk functions to better ensure consistent policies across the organization.
- We also believe there may be an opportunity to better optimize the mix of in-house versus third-party professional legal service costs.

Engineering FTEs per $1 Billion of Revenue



~78
~68
Huntsman
Peer Benchmark(1)

Observations

- We believe there may be excess engineering headcount as a result of the Company's matrixed organizational structure, with individuals assigned both by geography and business unit.
- We believe there are opportunities to share best practices across engineering, and to institute common standards, which will improve turnaround time and minimize common mistakes.

We believe Huntsman has an opportunity to streamline its legal, risk, and engineering organizations.

Source: Public company filings, presentations and transcripts, analysis from leading consulting firm engaged in the evaluation of Huntsman's operations and performance, Starboard analysis. (1) Peer benchmark determined by a leading consulting firm utilizing a combination of public and proprietary data.

STARBOARD VALUE®